As confidentially submitted to the Securities and Exchange Commission on July __, 2026

This draft statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

T3 Defense Inc.
(Exact name of registrant as specified in its charter)

Delaware	3690	38-3912845
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

575 Fifth Ave., 14th Floor

New York, New York 10017

(646) 257-4214

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Menachem Shalom

T3 Defense Inc.

Chief Executive Officer

575 Fifth Ave., 14th Floor

New York, New York 10017

(646) 257-4214

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Cohen

McDermott Will & Schulte LLP

333 SE 2nd Avenue, Suite 4500

Miami, Florida 33131

(561) 287-7096

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED _____, 2026

T3 Defense Inc.

Up to 10,000,000 Shares of Common Stock

This prospectus relates to the potential offer and sale from time to time of up to 10,000,000 shares (the “Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”), of T3 Defense Inc., a Delaware corporation (the “Company” or “T3”) by Esousa Group Holdings, LLC (the “Selling Stockholder” or “Esousa”). See “Selling Stockholder” for more information about the Selling Stockholder. The shares of Common Stock to which this prospectus relates will or may be issued by us to the Selling Stockholder pursuant to a common stock purchase agreement dated September 19, 2025 (the “Purchase Agreement”). Under the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”), in no event may we issue to the Selling Stockholder shares of our Common Stock representing more than 19.99% of the total number of shares of Common Stock outstanding immediately prior to the execution of the Purchase Agreement, unless we obtain the approval of the issuance of such shares by our stockholders in accordance with the applicable stock exchange rules, which we obtained at a special meeting of stockholders held on December 16, 2025 (the “Special Meeting”). See the section entitled “Esousa Committed Equity Financing” for a description of the Purchase Agreement and the transactions contemplated thereby.

Such shares of Common Stock consist of shares that we may, in our sole discretion, elect to sell to the Selling Stockholder, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The actual number of shares of our Common Stock to be issued pursuant to the terms of the Purchase Agreement will vary depending on the market price of our Common Stock on the date we elect to sell shares of our Common Stock to the Selling Stockholder under the Purchase Agreement. Such number will not exceed the number of shares covered by this prospectus unless we file an additional registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (“SEC”).

We are not selling any shares of Common Stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, the Purchase Agreement provides that we may sell up to an aggregate of $250,000,000 of our Common Stock (the “Purchase Shares”) to the Selling Stockholder from time to time in our discretion after the date the registration statement, of which this prospectus forms a part, is declared effective, but limited to the amount of shares covered by this prospectus, and after satisfaction of other conditions in the Purchase Agreement. As of the date of this prospectus, we have sold 360,762 Purchase Shares to the Selling Stockholder and its assignees.

The Selling Stockholder may sell or otherwise dispose of the shares of Common Stock included in this prospectus in a number of different ways and at varying prices. Although the Selling Stockholder is obligated to purchase shares of our Common Stock under the terms and subject to the conditions and limitations of the Purchase Agreement to the extent we choose to sell such shares of our Common Stock to it (subject to certain conditions), the timing and amount of any sales of Common Stock by the Selling Stockholder are within the sole discretion of the Selling Stockholder. There can be no assurances that we will choose to sell any shares of our Common Stock to the Selling Stockholder, or that the Selling Stockholder will sell any or all of the shares of our Common Stock, if any, purchased under the Purchase Agreement pursuant to this prospectus. See the section titled “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in this prospectus. We will pay the expenses of registering the shares of Common Stock offered by this prospectus, but all selling and other expenses incurred by the Selling Stockholder will be paid by the Selling Stockholder. The Selling Stockholder acknowledges that it is disclosed as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest. Our Common Stock is presently listed on the Nasdaq Global Market under the symbol “DFNS.” The closing price for our Common Stock on July 28, 2026, as reported by the Nasdaq Global Market, was $24.00 per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is        , 2026

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Under this registration statement, the Selling Stockholder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the securities offered by them described in this prospectus, other than proceeds that we may receive from the sales of our Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to this offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Neither we nor the Selling Stockholder have authorized anyone to provide you with any information or to make any representations other than those contained, or incorporated by reference, in this prospectus, any post-effective amendment, or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. We and the Selling Stockholder take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered, or securities are sold, on a later date.

In this prospectus, unless otherwise noted, references to “the Company,” “T3,” “we,” “us,” and “our” refer to T3 Defense Inc., and its subsidiaries.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our securities. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our securities.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any applicable prospectus supplement or free writing prospectus, including the documents that we incorporate by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions (including their use in the negative) intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. As such, our actual results may differ significantly from those expressed in any forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

We discuss many of these risks in greater detail under the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus and/or incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q for the quarterly periods ended subsequent to our filing of such Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC.

These forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should read this prospectus, any applicable prospectus supplement, together with the documents that we have filed with the SEC that are incorporated by reference and any free writing prospectus we have authorized for use in connection with this offering, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

INDUSTRY, MARKET AND OTHER DATA

Certain industry, market and competitive position data contained in this prospectus supplement and the information incorporated by reference herein relate to or are based on industry studies, research, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, research, publications, surveys and other data to be reliable as of the date of this prospectus supplement and based on reasonable assumptions, we have not independently verified, and make no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources, and all such data involve risks and uncertainties and are subject to change based on various factors. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “T3,” “we,” “us,” and “our” refer to T3 Defense, Inc. and its subsidiaries.

Unless noted otherwise, all share and price per share information in this prospectus for all periods presented reflect the reverse stock split of our outstanding common stock at a ratio of 1-for-125, which became effective as of July 20, 2026, which is the same date that our common stock began trading on the Nasdaq Global Market on a post-reverse stock split basis.

Company Overview

Currently, the Company, through its subsidiaries, is a strategic acquirer and operator of aerospace and defense (A&D) businesses. We are building a portfolio of mission-critical suppliers and advanced technology companies and strategic infrastructure opportunities across the defense, aerospace, and advanced manufacturing sectors across the United States, Israel and Europe. Following the appointment in September 2024 of Menachem Shalom, our current chief executive officer and a director, we are positioning the Company as a strategic platform company focused on acquiring, integrating, and scaling high-impact businesses in the aerospace and defense industries. Our strategy targets Tier 2 and Tier 3 suppliers that form the industrial backbone of national security infrastructure, with particular emphasis on companies offering dual-use technologies, advanced AI applications, and critical manufacturing capabilities.

The chart below shows the current ownership and names of our portfolio companies:

Our Current Portfolio:

Defense and Aerospace Technology Acquisitions:

●	Star 26 Capital Inc. - Defense technology holding company that owns B. Rimon Agencies Ltd., an Israeli supplier of generators for “iron dome” launchers and defense systems. [closed January 12, 2026]

●	Tiltan Software Engineering Ltd. - Israeli AI software company specializing in defense and aerospace applications including GPS-denied navigation, 3D mapping, simulation systems, and AI training platforms. [closed December 30, 2025]

●	Nimbus Drones Technologies and Marketing Ltd. – Israeli company specializing in unmanned arial systems and services. [closed January 15, 2026]

●	I.T.S. Industrial Tecno-logic Solutions Ltd.– Israeli company providing design, development, production and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. [closed February 16, 2026]

●	Positech Ltd., wholly owned subsidiary of I.T.S. – designs and manufactures top-of-the line, high performance motion control systems for military and civilian use.

Technology Distribution and Licensing:

●	Blade Ranger Ltd. (Exclusive U.S. Distribution rights) - Distribution agreement for advanced drone payload systems for defense and homeland security markets, with minimum commitments of 30 payloads over three years. [August 25, 2026]

●	Mandragola Aviation Joint Venture (51% ownership) - Strategic joint venture to establish aviation and defense infrastructure in the Baltics and Israel, including NATO-compliant logistics hubs, MRO (maintenance, repair and operations) facilities, and aircraft modernization capabilities. [August 29, 2026]

Background

The Company was formed on May 24, 2019 under the name Brilliant Acquisition Corporation for the purpose of engaging in a business combination. On June 23, 2023, Brilliant Acquisition Corporation, a British Virgin Islands company (prior to the Merger (as defined below) “Brilliant”, and following the Merger, a Delaware corporation “Nukkleus”), entered into an Amended and Restated Agreement and Plan of Merger (as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger on November 1, 2023, the “Merger Agreement”), by and among Brilliant BRIL Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brilliant (“Merger Sub”), and Nukkleus Inc., a Delaware corporation (“Old Nukk”). Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit Company and established a fiscal year end of September 30. The Merger Agreement provided that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk (the “Merger”), with Old Nukk surviving as a wholly-owned subsidiary of Brilliant. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.” (“Nukkleus” or “Combined Company”). The Merger and other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.” In connection with the Business Combination, Brilliant changed its name to “Nukkleus Inc.” The Business Combination was completed on December 22, 2023.

As a result of Business Combination, we became a financial technology company with the aim of providing blockchain-enabled technology solutions. From the consummation of the Business Combination until the change of management in September 2024, we operated in the technology business as a full-service transactions technology and advisory business providing end-to-end transactions technology solutions. We offered an advanced transactions platform for dealing and risk management with global liquidity and customizable leverage, where users have control over quote and liquidity strategies.

Effective February 9, 2026, the Company changed its name to “T3 Defense Inc.”

Historically, the Company, through its wholly owned subsidiary, provided software and technology solutions for the worldwide retail foreign exchange trading industry. The Company’s primary customer was Triton Capital Markets Ltd. (“TCM”) (formerly known as FXDD Malta Limited). Emil Assentato, the former CEO and a former director of the Company, is also the majority member of Max Q Investments LLC (“Max Q”), which is managed by Derivative Marketing Associates Inc. (“DMA”). Mr. Assentato is the sole owner and manager of DMA. Max Q owns 79% of Currency Mountain Malta LLC, which in turn is the sole shareholder of TCM. In order to define the services rendered to TCM, Nukkleus Limited, a wholly-owned subsidiary of the Company, entered into a General Services Agreement (“GSA”) with TCM in May 2016. The GSA provided that TCM would pay Nukkleus Limited a minimum of $1,600,000 per month. On September 30, 2024, the Company, TCM and FXDirectDealer LLC (“FXDD”) entered into a Release Agreement pursuant to which the parties confirmed that the GSA between the Company and TCM and the General Services Agreement dated May 24, 2016, as amended (“FXDD GSA”), between the Company and FDDD were terminated effective January 1, 2024. The parties further confirmed that there were no obligations or liabilities outstanding or owed between the parties as of September 30, 2024 and each party released and forever discharged the other party from any and all claims, demands, damages, actions, causes of action, or suits of any kind or nature whatsoever, both known and unknown, which have arisen or may arise from the GSA or the FXDD GSA.

The Company historically operated its blockchain payment solutions through Digital RFQ Limited (“DRFQ”), a wholly owned subsidiary of the Match Financial Ltd (“Match”), a wholly owned subsidiary of the Company. On November 8, 2024, the Company entered into a Settlement Agreement and Release with Jamal Khurshid and Match providing that Match agreed to sell DRFQ to Mr. Khurshid or his nominee subject to the Company obtaining shareholder approval (the “Settlement Agreement”). As required by the Settlement Agreement, the Company, Match and Mr. Khurshid entered into a Share Purchase Agreement dated December 27, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell DRFQ to Mr. Khurshid in consideration of £1,000. The Company believed the sale of DRFQ was in the best interest of the Company due to continuing net loss generated by DRFQ.

As of August 2025, the Company determined that it no longer had a controlling financial interest in Digital RFQ due to loss of access to financial records. Accordingly, the Company deconsolidated DRFQ during the third quarter of fiscal year 2025. The Company was notified that on July 29, 2025, Match was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”). The Administrators completed a pre-packaged sale of Match’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity owned by Mr. Khurshid, for nominal consideration of £102,000.

Esousa Committed Equity Financing

On September 19, 2025, we entered into the Purchase Agreement with Esousa pursuant to which Esousa has agreed to purchase from the Company, at the Company’s direction from time to time, in its sole discretion, from and after the effective date of the registration statement, of which this prospectus forms a part, and until the earlier of (i) the 36-month anniversary of the Commencement Date (as defined below) or (ii) the termination of the Purchase Agreement in accordance with the terms thereof, the Purchase Shares, having a total maximum aggregate purchase price of $250,000,000, upon the terms and subject to the conditions and limitations set forth therein.

In connection with the Purchase Agreement, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with Esousa, pursuant to which the Company agreed to file a registration statement, and any additional registration statements, with the SEC covering the resale of the shares of the Company’s Common Stock issuable to Esousa pursuant to the Purchase Agreement.

As consideration for its commitment to purchase the Company’s Common Stock under the Purchase Agreement, the Company agreed to issue to Esousa commitment shares in an amount equal to $1,250,000 divided by the lower of (i) the volume weighted average price (“VWAP”) of the Common Stock on the effective date of the registration statement to which this prospectus relates, and (ii) the closing price of the Common Stock on the effective date of such registration statement. The Purchase Agreement provides that half of the commitment shares will be issued upon the effective date of the registration statement to which this prospectus relates, and the remaining amount will be issued upon stockholder approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement; provided that all commitment shares will be issued by the date that is six months from the date of the Purchase Agreement. Because we obtained stockholder approval of the Purchase Agreement and the transactions contemplated thereby at the Special Meeting, all of the commitment shares were issued on December 23, 2025, the date the registration statement covering 48,000,000 shares of Common Stock (the “Prior Registration Statement”) went effective.

After the Commencement Date (as defined below), on any business day selected by the Company where the closing sale price of the Common Stock is equal to or greater than $0.10, the Company may, from time to time and at its sole discretion, direct Esousa to purchase (a “VWAP Purchase”) such number of shares of Common Stock that does not exceed 20% of the trading volume on Nasdaq on the applicable purchase date (a “VWAP Purchase Date”) at a purchase price per share equal to 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the 15 trading days prior to, and including, the purchase date; and (ii) the closing price of the Common Stock on the applicable purchase date. The Company will control the timing and amount of any sales of its Common Stock to Esousa, and Esousa has no right to require the Company to sell any shares to it under the Purchase Agreement. Actual sales of shares of Common Stock to Esousa under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including (among others) market conditions, the trading price of its Common Stock and determinations by the Company as to available and appropriate sources of funding for the Company and its operations. Esousa may not assign or transfer its rights and obligations under the Purchase Agreement.

The Purchase Agreement prohibits the Company from directing Esousa to purchase any shares of Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by Esousa and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in Esousa and its affiliates beneficially owning more than 9.99% of the then total outstanding shares of the Company’s Common Stock (the “Beneficial Ownership Cap”).

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. Sales under the Purchase Agreement may commence only after the date on which certain conditions have been satisfied (the “Commencement Date”), including effectiveness of the registration statement of which this prospectus forms a part.

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty. From and after the date of the Purchase Agreement until its termination, the Company agreed to not effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of Common Stock or Common Stock equivalents (or a combination of units thereof), involving a Variable Rate Transaction (as defined in the Purchase Agreement), other than in connection with an exempt issuance as described in the Purchase Agreement. Esousa has agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s Common Stock. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its Common Stock to Esousa.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Risk Factors Summary

Investing in our common stock involves significant risks. You should carefully consider the risks described in the section titled “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

Risks Related to this Offering by the Selling Stockholder

●	The sale or issuance of our Common Stock to the Selling Stockholder may cause dilution and the sale of the shares of Common Stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Common Stock to fall.

●	The Selling Stockholder will pay less than the then-prevailing market price for our Common Stock, which could cause the price of our Common Stock to decline. Investors who buy shares at different times will likely pay different prices.

●	Our management will have broad discretion over the use of the net proceeds from our sale of shares of Common Stock to the Selling Stockholder.

●	It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales.

Risks Related to Our Business and the Defense Industry

●	The audited consolidated financial statements included in this prospectus have been prepared assuming the Company will continue as a going concern.

●	We are attempting to integrate multiple defense companies simultaneously without any aerospace and defense experience. Our unprecedented transformation from financial technology to aerospace and defense lacks any operational track record and may completely fail and our recent pivot from fintech to the defense sector exposes us to new operational, regulatory, and market risks for which we have limited prior experience.

●	Our Chief Executive Officer’s commitments to other companies may limit his ability to devote full-time attention to our business and could result in competition or conflicts of interest, which could adversely affect our operations and financial performance.

●	Our defense technology distribution agreements expose us to rapid technological obsolescence and intense competition from larger defense contractors with greater resources and established government relationships. We have an exclusive distribution agreement with an Israeli supplier, and any termination, non-renewal, or disruption in these relationships could severely impact our operations.

●	Any significant disruption in our technology could adversely impact our brand and reputation and our business, operating results, and financial condition.

●	We rely on third parties in critical aspects of our business, which creates additional risk.

●	We lack the facility security clearances and cleared personnel required for 90% of U.S. defense contracts.

●	We face overwhelming competition from established prime contractors and we must comply with complex defense regulations without any infrastructure.

●	Our defense distribution business is subject to complex export control laws and regulations, including ITAR and EAR, and failure to comply could result in significant fines, loss of export privileges, and reputational damage. Export control violations could result in criminal prosecution and permanent debarment. The defense procurement process is lengthy, complex, and highly competitive, which may prevent us from achieving the revenue targets required under our distribution agreements.

●	We face potential liability and indemnification obligations related to the defense products we distribute, which could expose us to significant financial losses.

Risks Related to Geopolitical and Macroeconomic Conditions

●	The ongoing “Swords of Iron” war and the broader military conflict in the Middle East have had, and may continue to have, a material adverse effect on our Israeli operations, supply chains, personnel, and ability to execute our business strategy. The conflict has resulted in limitations on exports to Israel, attacks on defense companies by anti-Israeli organizations, and reputational risks that may impair our ability to conduct international business.

●	Mandatory military reserve duty obligations have resulted in, and may continue to result in, significant personnel shortages that disrupt our operations, production schedules, and ability to fulfill contractual obligations.

●	We do not carry war risk insurance for our Israeli operations, and losses arising from military conflict would be entirely unrecovered.

●	Our business partners, customers, and suppliers may invoke force majeure or otherwise fail to perform their contractual obligations as a result of the conflict, which could disrupt our operations and revenue.

●	Rising global defense spending may not translate into revenue for our company, and shifts in government budget priorities could adversely affect demand for our products and services.

●	U.S. trade policy, including tariffs and export restrictions, may increase our costs, disrupt our supply chains, and limit our market access.

●	Intensifying great-power competition and the fragmentation of international trade and security frameworks create systemic risks to our business model.

●	Our foreign ownership structure may permanently preclude classified U.S. defense programs.

Risks Related to Our Financial Condition and Existing Capital Structure

●	We lack the financial infrastructure required for defense contracting.

●	The price-based anti-dilution provisions in our convertible preferred stock may create a self-reinforcing cycle of dilution if our stock price declines.

●	The substantial overhang of shares issuable upon conversion of preferred stock and exercise of outstanding warrants may depress our stock price regardless of our operating performance.

●	We expect to issue additional shares of Common Stock or other securities in the future to fund acquisitions and operations, which would further dilute existing stockholders.

●	Our stock price has been and may continue to be highly volatile, and investors may not be able to resell their shares at or above the price at which they purchased them.

●	We are currently at risk of failing to maintain the minimum bid price required by Nasdaq Listing Rules.

●	We might not be able to consummate the second tranche of our recent financing.

●	Star has the right to require the Company to exchange the Investment Note for all the shares of Star then held by the Company if the Common Stock is delisted.

●	There is no assurance that we will achieve and maintain profitability or that our revenue and business models will be successful. If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

●	The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

●	As a public company, we are required to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our stock.

Risks Related to Our Employees and Other Service Providers

●	In the event of employee or service provider misconduct or error, our business may be adversely impacted. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.

Corporate Information

We were incorporated under the name “Brilliant Acquisition Corporation”, a British Virgin company. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. on June 23, 2023, Brilliant entered into the Merger Agreement by and among Merger Sub and Old Nukk. Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit Company. The Merger Agreement provided that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk, with Old Nukk surviving as a wholly-owned subsidiary of Brilliant. The Merger closed on December 22, 2023. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.” Effective February 9, 2026, the Company changed its name to “T3 Defense Inc.”

Our principal executive offices are located at 575 Fifth Avenue, 14th Floor, New York, New York 10017. Our main telephone number is (646) 257-4214. The Company also has an office at 5 Hagvish, Netanya, Israel. maintain a website at www.t3dfns.com. Information contained on or accessible through our website is not, and should not be considered, part of, or incorporated by reference into, this prospectus and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus in deciding whether to purchase our securities.

THE OFFERING

This prospectus relates to the resale from time to time by the Selling Stockholder of up to 10,000,000 shares (the “Shares”) of our common stock, par value $0.0001 per share (the “Common Stock”).

Common stock offered by the Selling Stockholder	10,000,000 shares of our Common Stock described herein under “Esousa Committed Equity Financing.”

Common stock outstanding before Offering:	1,336,226

Use of Proceeds	All of the Shares sold pursuant to this prospectus will be offered and sold by the Selling Stockholder. We will not receive any proceeds from such sales. However, the Purchase Agreement provides that we may sell up to an aggregate of $250,000,000 of our Common Stock to the Selling Stockholder from time to time in our discretion, which may require us to file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder any such additional shares of our Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of Common Stock to the Selling Stockholder under the Purchase Agreement. See “Use of Proceeds.”

Market for Common Stock and Ticker Symbol	Our Common Stock is presently listed on the Nasdaq Global Market under the symbol “DFNS.” The closing price for our Common Stock on July 28, 2026, as reported by the Nasdaq Global Market, was $24.00 per share.

Risk Factors	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors.”

The number of shares of Common Stock is based on 1,336,226 shares of Common Stock issued and outstanding as of July 28, 2026 and excludes the following:

●	12,726 shares of Common Stock issuable upon the conversion of outstanding Series B Convertible Preferred Stock and 297,598 shares of Common Stock issuable upon the exercise of outstanding warrants issued in connection with the Series B Convertible Preferred Stock;

●	39 shares of Common Stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of $69,057.69 per share; and

●	107,014 shares of Common Stock issuable upon the exercise of outstanding warrants having a weighted exercise price of $847.34 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. This prospectus contains the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus and/or incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, as well as any subsequent filings with the SEC. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to this Offering by the Selling Stockholder

The sale or issuance of our Common Stock to the Selling Stockholder will cause dilution and the sale of the shares of Common Stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Common Stock to fall.

The purchase price for the shares that we may sell to the Selling Stockholder under the Purchase Agreement will fluctuate based on the price of our Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Common Stock to fall.

Subject to the terms of the Purchase Agreement, we generally have the right to control the timing and amount of any future sales of our shares to the Selling Stockholder. The extent to which we rely on the Selling Stockholder as a source of funding will depend on a number of factors, including the prevailing market price of our Common Stock and the extent to which we are able to secure working capital from other sources and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some, or none of the shares of our Common Stock that may be available for us to sell pursuant to the Purchase Agreement. When we sell shares to the Selling Stockholder, after the Selling Stockholder has acquired the shares, the Selling Stockholder may resell all or some of those shares at any time or from time to time in its discretion. Therefore, sales to the Selling Stockholder by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of shares of our Common Stock to the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

The Selling Stockholder will pay less than the then-prevailing market price for our Common Stock, which could cause the price of our Common Stock to decline.

The purchase price of our Common Stock to be sold to the Selling Stockholder under the Purchase Agreement is derived from the market price of our Common Stock on Nasdaq. Shares to be sold to the Selling Stockholder pursuant to the Purchase Agreement will be purchased at a discounted price. We may effect sales to the Selling Stockholder at a purchase price per share equal to 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the 15 trading days prior to, and including, the purchase date; and (ii) the closing price of the Common Stock on the applicable purchase date. See the section entitled “Esousa Committed Equity Financing” for more information.

As a result of this pricing structure, the Selling Stockholder may sell the shares it receives immediately after receipt of such shares, which could cause the price of our Common Stock to decrease.

We may require additional financing to sustain our operations, without which we may not be able to continue operations, and the terms of subsequent financings may adversely impact our stockholders.

We may direct the Selling Stockholder to purchase up to $250,000,000 of our Common Stock under the Purchase Agreement over a 36-month period. As of the date of this prospectus, we have sold $8,980,036 of shares of Common Stock to the Selling Stockholder. The Prior Registration Statement registered 48,000,000 shares, the registration statement of which this prospectus forms a part has registered 10,000,000 shares, and we may register additional shares for resale by the Selling Stockholder pursuant to the Purchase Agreement and the related registration rights agreement. Accordingly, in order to receive aggregate gross proceeds equal to $250,000,000 available to us under the Purchase Agreement, we may need to issue and sell to the Selling Stockholder under the Purchase Agreement more than the number of shares of Common Stock registered hereby, which would require us to file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder any such additional shares of our Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of Common Stock to the Selling Stockholder under the Purchase Agreement.

The extent we rely on the Selling Stockholder as a source of funding will depend on a number of factors, including the prevailing market price of our Common Stock and the extent to which we are able to secure working and other capital from other sources. If obtaining sufficient funding from the Selling Stockholder were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working and other capital needs. Even if we were to sell to the Selling Stockholder all of the shares of Common Stock available for sale to the Selling Stockholder under the Purchase Agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences may be a material adverse effect on our business, operating results, financial condition and prospects. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our Common Stock could be reduced. A financing could involve one or more types of securities including Common Stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our Common Stock. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of Common Stock to the Selling Stockholder, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from our sale of shares of Common Stock to the Selling Stockholder, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Stockholder, or the actual gross proceeds resulting from those sales.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Common Stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock during the applicable period for each purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Common Stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement, if any.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to the Selling Stockholder. If and when we do elect to sell shares of our Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, after it has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, the other investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results.

Our commitment to issue shares of Common Stock pursuant to the terms of the Purchase Agreement could encourage short sales by third parties, which could contribute to the future decline of our stock price.

Our commitment to issue shares of Common Stock pursuant to the terms of the Purchase Agreement has the potential to cause significant downward pressure on the price of our Common Stock. In such an environment, short sellers may contribute exacerbate any decline of our stock price. If there are significant short sales of our Common Stock, the share price of our Common Stock may decline more than it would in an environment without such activity. This may cause other holders of our Common Stock to sell their shares. If there are many more shares of our Common Stock on the market for sale than the market will absorb, the price of our Common Stock will likely decline.

The Selling Stockholder may participate in short sales of our Common Stock. They may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholder may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholder may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. Such activity could cause a decline in the market price of the shares of our Common Stock.

Risks Related to Our Business

The audited consolidated financial statements included in this prospectus have been prepared assuming the Company will continue as a going concern.

The Company recorded negative working capital of approximately $69 million (which includes $56 million of stock purchase warrant liabilities which will not require any cash to extinguish) and stockholders’ equity of $42.5 million as of March 31, 2026; a net operating loss of $3.8 million and net cash used in operations of $4.9 million for the quarter ended March 31, 2026. Absent any other action, the Company will require additional liquidity to continue its operations for the next 12 months.

After evaluating these conditions, management concluded that its plans, when considered in aggregate, alleviate substantial doubt about the Company’s ability to continue as a going concern. Those plans include: (i) cancellation of a previously contemplated $16 million intercompany note obligation arising from the acquisition of Star 26, which has been mutually agreed to be of no force or effect; (ii) the Company’s existing unrestricted cash balance of approximately $7.0 million, sufficient to fund projected operating expenses of its portfolio companies through the look-forward period; (iii) an active Equity Line of Credit (“ELOC”) with Esousa Holdings, LLC — legally binding, SEC-registered, and shareholder-approved — providing estimated monthly drawdown capacity of approximately $6.6 million, which exceeds the Company’s projected annual operating cash needs; (iv) the Company’s majority-owned subsidiaries, including Rimon Ltd. and Nimbus Robotics, which are cash-positive and require no capital support from the Company; (v) management’s ongoing efforts to assist subsidiaries in securing or expanding bank credit facilities; (vi) the option to satisfy certain obligations through issuance of equity in lieu of cash; and (vii) the Company’s demonstrated track record of capital markets execution, including the completion of PIPE transactions raising approximately $20 million in the prior twelve months.

In addition, management believes that the completion of the sale by Water IO Ltd., a majority-owned indirect subsidiary of the Company, of Zorro Net Ltd. to BiomX Inc., pursuant to which Water IO received 1,300,000 shares of BiomX common stock and a $1.25 million promissory note due within three months, may provide additional liquidity and financial flexibility to the Company and its subsidiaries. The sale occurred on April 10, 2026.

Management has determined that its plans are probable of being effectively implemented and probable of mitigating the conditions described above, enabling continuation of the Company’s operations for the foreseeable future.

Our unprecedented transformation from financial technology to aerospace and defense lacks any operational track record and may completely fail.

We have recently completed our business model transformation. This transformation required or requires us to: divest our existing operations; acquire and integrate multiple defense companies; establish new regulatory compliance systems for ITAR, DFARS, and other regulations; obtain facility security clearances that typically take 12-18 months; recruit cleared personnel in a competitive market; and develop prime contractor relationships from scratch, all within a short timeframe.

We have never managed a defense program, never held a government contract, never obtained security clearances, and have no established relationships with prime defense contractors. The defense industry operates under fundamentally different business models, regulations, and customer requirements than financial services. There is no assurance that we will successfully execute this transformation or generate any returns from the substantial capital being deployed. Our complete lack of defense industry track record means investors are funding an entirely unproven strategy that may result in total loss of invested capital.

We are attempting to integrate multiple defense companies simultaneously without any aerospace and defense experience.

We have recently acquired Star 26, Tiltan, Nimbus and ITS, and are constantly pursuing other targets, all within a compressed timeframe and without any defense industry acquisition or integration experience. Each acquisition involves different countries (U.S., Israel, Europe), currencies, regulatory regimes, and business models. Managing simultaneous integrations of this magnitude typically requires extensive expertise, dedicated integration teams, and proven playbooks—none of which we possess.

Historical data shows that 70-90% of acquisitions fail to achieve projected synergies, and our complete lack of industry experience significantly increases this failure risk. We may discover post-closing that acquired technologies are obsolete, customer relationships are not transferable, key employees depart, or compliance violations trigger penalties. The complexity of simultaneous multi-jurisdictional defense acquisitions without relevant experience creates extreme execution risk.

Our Chief Executive Officer’s commitments to other companies may limit his ability to devote full-time attention to our business and could result in competition or conflicts of interest, which could adversely affect our operations and financial performance.

Menachem Shalom, our Chief Executive Officer, also serves as the Chief Executive Officer of Star 26, Motomova Inc., and Hold Me Ltd. These roles require Mr. Shalom to devote significant time and resources to the management and strategic direction of these other companies, which may reduce the time and attention he can dedicate to the Company. This divided focus could impair our ability to execute our business strategy, particularly as we transition to a defense-focused company following the acquisition of Star 26. The competing demands on Mr. Shalom’s time may delay critical decision-making, hinder our ability to respond to market opportunities, or weaken our operational oversight, all of which could materially adversely affect our business, financial condition, and results of operations.

Furthermore, the businesses of Star 26, Motomova Inc., and Hold Me Ltd. may operate in sectors or pursue opportunities that compete with our current or future operations. While Star 26 is now our wholly-owned subsidiary, Motomova Inc. and Hold Me Ltd. are separate entities with potentially divergent interests. Mr. Shalom’s involvement in these companies could lead to conflicts of interest, including the allocation of business opportunities, resources, or strategic priorities that may favor these other entities over the Company. Any such competition or conflicts could harm our competitive position, limit our growth prospects, and negatively impact the value of our securities.

If we do not effectively manage our growth and the associated demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources, our business may be adversely impacted.

In our recent acquisitions, including our acquisitions of Star 26, Tiltan and Nimbus, our business has become increasingly complex by expanding the services we offer to include financial services and payment processing services. To effectively manage and capitalize on our growth, we must continue to expand our information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business as it expands across numerous jurisdictions, including difficulties in hiring, training, and managing an employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results, including the financial statements provided herein, and could impact the effectiveness of our internal controls over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud, though we have experienced no such material errors, omissions or fraud in the past. For example, our employees may fail to identify transaction errors or fraudulent information provided by our customers. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of bank relationships that could substantially impair or even suspend company operations.

We intend to continue to develop our technology, in particular our blockchain-enabled payment processing offering. Successful implementation of this strategy may require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Our growth may not be sustainable and depends on our ability to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers.

The future growth of our business depends on its ability to retain existing customers, attract new customers as well as getting existing customers and new customers to increase the volumes processed through our payments platform and therefore grow revenue. Our customers are not subject to any minimum volume commitments and they have no obligation to continue to use our services, and we cannot be sure that customers will continue to use our services or that we will be able to continue to attract new volumes at the same rate as we have in the past.

A customer’s use of our services may decrease for a variety of reasons, including the customer’s level of satisfaction with our products and services, the expansion of business to offer new products and services, the effectiveness of our support services, the pricing of our products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory or financial institution limitations, trust, perception and interest in foreign exchange and payment processing services and in our products and services, or reductions in the customer’s payment and transfer activity. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching service providers, especially for larger customers who commonly engage more than one payment service provider at any one time.

Any failure by us to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

We have divested our financial technology business and are now building a defense business, creating operational complexity and execution risk.

We are now focused on acquiring and integrating defense companies. This dual-track strategy has required and may continue to require management attention and resources across divergent activities, including: negotiating divestiture terms while managing acquisition integrations; maintaining legacy compliance obligations while implementing new defense regulations; supporting existing financial services customers during transition while pursuing defense customers; and managing employee uncertainty across both divesting and acquiring operations. The complexity of completing divestitures and acquisitions within a short timeframe significantly increases execution risk and the potential for value destruction in both transactions.

We are subject to heightened operational and cybersecurity risks.

We are subject to heightened operational and cybersecurity risks. Many of our employees work from their homes or other non-company dwellings. Technologies in our employees’ and service providers’ homes and shared office spaces may not be as robust and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable. Further, the security systems in place at our employees’ and service providers’ homes and shared office spaces may be less secure than those used in corporate offices, and while we have implemented technical and administrative safeguards to help protect our systems when our employees and service providers work from home, we may be subject to increased cybersecurity risk which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely.

Our defense technology distribution agreements expose us to rapid technological obsolescence and intense competition from larger defense contractors with greater resources and established government relationships.

The defense drone payload market is characterized by rapid technological advancement and intense competition from established defense contractors such as Lockheed Martin, Raytheon, and Northrop Grumman, as well as specialized drone companies like AeroVironment and Kratos Defense. These competitors possess significantly greater financial resources, established relationships with government procurement officials, and proven track records in defense contracting. BladeRanger’s patent-pending autonomous drone navigation technology, while promising, faces competition from well-funded competitors who may develop superior technologies or secure key government contracts that could limit our market access. Additionally, the defense technology sector is subject to rapid obsolescence, and any failure by BladeRanger to continue innovating or maintain technological superiority could render our distribution rights less valuable or unmarketable.

Our recent pivot from fintech to the defense sector exposes us to new operational, regulatory, and market risks for which we have limited prior experience.

We have recently transitioned our business focus from financial technology services to the distribution of advanced defense technologies, primarily through exclusive distribution agreements with Israeli-based companies. This pivot represents a significant shift in our operations, requiring us to develop new expertise in the defense and homeland security markets, including sales, marketing, compliance, and supply chain management tailored to highly regulated industries. Our management team and employees have limited experience in the defense sector, which may result in challenges adapting to industry-specific practices, customer requirements, and competitive dynamics. Failure to effectively manage this transition could lead to operational inefficiencies, delays in fulfilling distribution obligations, or inability to capitalize on market opportunities, adversely affecting our business, financial condition, and results of operations.

We have an exclusive distribution agreement with an Israeli supplier, and any termination, non-renewal, or disruption in this relationship could severely impact our operations.

Our current business model relies almost entirely on an exclusive U.S. distribution agreement executed in August 2025 with BladeRanger Ltd. for drone payload systems. This agreement grants us rights limited to the U.S. defense and homeland security markets and imposes minimum purchase or revenue commitments (e.g., 5, 10, and 15 payloads in Years 1-3). Failure to meet these commitments could result in termination of the agreement, loss of exclusivity, or penalties, forcing us to seek alternative suppliers on less favorable terms or cease operations in these product lines. Any disputes with our suppliers, changes in their business strategies, or external factors affecting their ability to supply products (such as production delays or quality issues) could disrupt our inventory, delay deliveries to customers, and lead to lost revenue or reputational damage.

Any significant disruption in our technology could adversely impact our brand and reputation and our business, operating results, and financial condition.

During our transformation period, we are building new technology infrastructure to support defense operations and have divested our legacy financial technology systems. Our reputation and ability to grow our defense business depends on our ability to develop and maintain systems that meet defense industry standards for reliability, scalability, and performance, including compliance with DFARS cybersecurity requirements and maintaining systems capable of handling classified information processing once we obtain necessary clearances. The proper functioning of our future defense products and services will depend on secure networks, encrypted communications, and systems that meet government security standards.

Our systems, the systems of our third-party service providers and partners, and defense networks we will interact with, have experienced from time to time and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems, particularly those we have acquired from Star 26 and Tiltan, or the systems of our third-party service providers and partners are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events.

If any of our systems, or those of our third-party service providers, are disrupted for any reason, our defense products and services may fail, resulting in unanticipated disruptions, slower response times and delays in our services. For defense contracts, system failures could result in program delays, cost overruns, performance penalties, or contract terminations. This could lead to missed contract milestones, incomplete or inaccurate program reporting, loss of sensitive government information, increased demand on limited program management resources, government claims, and complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential defense customers or partners to believe that our systems are unreliable, leading them to select other contractors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands in the defense community. Moreover, to the extent that any system failure or similar event results in damages to our customers or their programs, these customers or the government could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, are likely to be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, operating results, and financial condition. In addition, we are continually developing our information systems and technologies to meet defense industry requirements. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, internal controls (including internal controls over financial reporting), operating results, and financial condition. Because we will be subject to defense regulation in multiple jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, potential debarment, and mandatory and costly changes to our business practices, and ultimately could cause us to lose facility security clearances or government contracts that we need to operate, or prevent or delay us from obtaining additional clearances and contracts that may be required for our business.

We rely on third parties in critical aspects of our business, which creates additional risk. Our ability to offer our services depends on relationships with other financial services institutions and entities, and our inability to maintain existing relationships or to enter into new such relationships could impact our ability to offer services to customers.

As we build our defense business, we will depend on relationships with prime defense contractors, specialized subcontractors, and government-approved suppliers. We will depend on various third-party partners including prime contractors who control access to major defense programs, cleared facilities for classified work, and specialized defense supply chains.

To participate in defense programs, we must establish relationships with prime contractors and other defense companies for teaming agreements, joint ventures, and subcontracting opportunities. Major primes like Lockheed Martin, Boeing, and Raytheon control the majority of defense spending and often prefer working with established partners. Our ability to win defense contracts depends on our ability to establish these critical relationships despite our lack of track record.

Also, critical aspects of our defense technology will rely on third-party technologies, including specialized defense components, ITAR-controlled technologies, and government-furnished equipment. Our lack of established relationships in the defense industry and foreign ownership structure may be an impediment to our ability to establish partnerships with major defense contractors. Should potential partners refuse to work with us, we would be at risk of being unable to participate in major defense programs.

Third parties upon which we rely for defense programs may refuse to partner with us, may breach their agreements with us, refuse to enter into agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to established defense contractors, any of which could prevent us from competing effectively and materially and adversely affect our business, financial condition, results of operations and prospects.

Some third parties that provide services to the defense industry may have significant market power and be able to impose unfavorable terms on new entrants like us. In addition, there can be no assurance that third parties will be willing to work with us on acceptable terms, or at all. If we cannot establish necessary partnerships, we may be unable to compete for defense contracts, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Defense Industry

We lack the facility security clearances and cleared personnel required for 90% of U.S. defense contracts.

Approximately 90% of U.S. defense contracts require facility security clearances that we completely lack. Obtaining clearances involves: 12-18 month investigation periods; extensive ownership documentation complicated by our foreign ties; sophisticated security system implementation; designation of cleared U.S. citizen executives; and ongoing compliance costs exceeding $500,000 annually. Our foreign ownership through Israeli subsidiaries may preclude certain clearance levels entirely or require restrictive FOCI mitigation agreements. Without clearances, we are excluded from classified programs, sole-source contracts, prime contractor opportunities, and the majority of defense spending.

Fixed-price defense contracts expose us to unlimited losses without cost estimation experience.

The majority of defense contracts are fixed-price, meaning we bear all risk of cost overruns. We have zero experience estimating defense program costs, which require sophisticated models accounting for technical complexity, regulatory compliance, supply chain volatility, labor escalation, and schedule delays. Industry data shows 65% of major defense programs experience cost overruns exceeding 25%. Our lack of historical data, experienced estimators, and program management expertise virtually guarantees significant losses. A single major fixed-price contract loss could exceed our entire equity base.

Export control violations could result in criminal prosecution and permanent debarment.

Operating in defense requires strict ITAR and EAR compliance, where violations carry criminal penalties, fines up to $1 million per violation, and permanent debarment. We lack export compliance programs, technology control plans, licensing expertise, deemed export procedures, and supply chain compliance systems. Our Israeli operations create immediate deemed export risks. Recent enforcement actions include: Raytheon paying $100 million, multiple executive criminal convictions, and permanent debarments. Our lack of compliance infrastructure creates extreme risk of violations that could destroy our business.

We face overwhelming competition from established prime contractors.

The aerospace and defense industry is dominated by companies like Lockheed Martin, Boeing, and Raytheon with 100+ year histories, billions in R&D budgets, thousands of cleared personnel, established customer relationships, and political influence. These contractors win 80% of defense dollars through evaluation criteria favoring past performance we don’t have. As a new entrant with zero track record, we face insurmountable disadvantages in competing for contracts. Small defense companies have failure rates exceeding 60% within five years.

We must comply with complex defense regulations without any infrastructure.

Defense operations require compliance with ITAR, DFARS, CMMC, FAR, CAS, and other regulations for which we have zero infrastructure or expertise. Implementation costs typically exceed $3-5 million in year one. Common violations include inadvertent technical discussions, missing flow-down clauses, and inadequate cybersecurity. Recent enforcement: Raytheon paid $950 million, Boeing suspended from contracts. Our lack of compliance infrastructure virtually guarantees violations resulting in suspension or debarment.

Our defense distribution business is subject to complex export control laws and regulations, including ITAR and EAR, and failure to comply could result in significant fines, loss of export privileges, and reputational damage.

The distribution of drone payloads and advanced defense software is subject to strict U.S. export control regulations, including the International Traffic in Arms Regulations (ITAR) and Export Administration Regulations (EAR). We must obtain and maintain appropriate licenses and ensure compliance with all export restrictions. Any violations, even inadvertent ones, could result in criminal and civil penalties, loss of export privileges, debarment from government contracts, and severe reputational harm.

Dependence on government and homeland security customers exposes us to risks associated with budget constraints, procurement processes, and policy changes.

A significant portion of our target market consists of U.S. government agencies, military branches, and homeland security entities, whose purchases are subject to federal budgeting cycles, sequestration, or shifts in defense priorities. Reductions in defense spending, delays in appropriations, or changes in administration policies could decrease demand for our distributed products, impacting our revenue projections. Government procurement processes are often lengthy, competitive, and unpredictable, requiring us to navigate complex bidding requirements without guaranteed success. Moreover, as a distributor rather than a manufacturer, we may face challenges in qualifying for certain contracts that favor direct suppliers or U.S.-based entities. Failure to secure key contracts or adapt to policy shifts could result in underutilization of our distribution rights, inability to meet minimum commitments under our agreements, and substantial financial harm.

The defense procurement process is lengthy, complex, and highly competitive, which may prevent us from achieving the revenue targets required under our distribution agreements.

Sales to defense and homeland security customers typically involve long procurement cycles, extensive testing and certification requirements, competitive bidding processes, and budget constraints. These factors could make it difficult to achieve the aggressive revenue targets we have committed to, particularly the $3 million first-year revenue requirement under the Tiltan agreement and the escalating purchase requirements under the BladeRanger agreement.

We face potential liability and indemnification obligations related to the defense products we distribute, which could expose us to significant financial losses.

As the exclusive U.S. distributor of drone payloads and defense software, we may face product liability claims, indemnification obligations, or lawsuits related to product performance, defects, or misuse. While our agreements include certain protections, we could still face substantial legal costs, damages, and reputational harm from claims related to these defense technologies, particularly given their use in critical security applications.

Risks Related to Geopolitical and Macroeconomic Conditions

Risks Related to the Ongoing Conflict in Israel and Regional Instability

The ongoing “Swords of Iron” war and the broader military conflict in the Middle East have had, and may continue to have, a material adverse effect on our Israeli operations, supply chains, personnel, and ability to execute our business strategy.

Since October 7, 2023, Israel has been engaged in an ongoing multi-front military conflict, initially triggered by the Hamas attack on southern Israel and subsequently expanding to military operations against Hezbollah in Lebanon, Houthi forces in Yemen, Iranian-backed militias in Syria and Iraq, and direct hostilities with Iran, including a 12-day conflict in June 2025 that resulted in over a billion dollars in claimed property damage in Israel. The majority of our operations, employees, and subsidiaries are located in Israel. Our Israeli subsidiaries — including B. Rimon Agencies Ltd., Tiltan Software Engineering Ltd., Nimbus Drones Technologies Ltd. and I.T.S. Industrial Tecno-logic Solutions Ltd., Positech Ltd. — are directly exposed to the consequences of this conflict, including missile and drone attacks on Israeli territory, temporary evacuation of employees from facilities subject to attack, disruptions to supply chains and shipping routes (exacerbated by attacks by the Houthi movement on shipping in the Red Sea, which have materially increased transportation costs and delivery times), material and component shortages resulting from limitations imposed by certain countries on exports to Israel, and general economic instability. The security situation has created additional challenges, including reluctance by certain foreign counterparties to perform contractual obligations with Israeli entities during hostilities, various bans and limitations on trade and cooperation with Israel-related entities, and fluctuations in the value of the New Israeli Shekel. While ceasefire agreements have been reached on certain fronts, the security situation remains volatile, and the scope, duration, and ultimate consequences of the conflict remain highly uncertain.

Mandatory military reserve duty obligations have resulted in, and may continue to result in, significant personnel shortages that disrupt our operations, production schedules, and ability to fulfill contractual obligations.

Under Israeli law, Israeli citizens and permanent residents are subject to mandatory military reserve service obligations. Since the commencement of the “Swords of Iron” war, our need for employees, particularly in the fields of production and development, has increased in light of higher demand for defense products, while at the same time a significant number of our employees have been called up for military reserve duty, creating recurring personnel shortages. As a smaller reporting company with few employees, the impact of reserve duty call-ups on our operations may be disproportionately severe. Many of our key technical personnel, engineers, and production workers are of military reserve age and are subject to call-up with little or no advance notice, for unpredictable durations. During the initial phase of the conflict, Israeli companies in our sector experienced workforce reductions of up to 40% and operational suspensions lasting 60 days or more. If a material number of our employees are called for reserve duty simultaneously, or if key personnel are called during critical project delivery or acquisition integration periods, we may be unable to meet contractual deadlines, maintain production schedules, fulfill customer orders, or operate our businesses at required levels, any of which could result in breach of contract, loss of customer relationships, financial penalties, and material harm to our business, financial condition, and results of operations.

Escalating global conflicts, particularly the ongoing wars in the Middle East and Ukraine, create both heightened demand and severe operational risks for our business.

The global security environment has deteriorated significantly, with active military conflicts in the Middle East (including the ongoing conflict in Israel and the broader regional tensions involving Iran, Hezbollah, and other actors) and the continuing war in Ukraine now entering its fourth year. While these conflicts may drive increased defense spending globally, they create severe and direct operational risks for our company. Our Israeli subsidiaries, including B. Rimon Agencies Ltd., Tiltan Software Engineering Ltd., Nimbus Drones Technologies Ltd., and I.T.S. Industrial Tecno-logic Solutions Ltd., operate in an active conflict zone where missile attacks, drone incursions, and ground operations pose immediate threats to our facilities, personnel, and supply chains. Mandatory military reserve duty requirements have at times removed significant portions of the Israeli workforce from civilian employment, directly affecting our subsidiaries’ ability to maintain production schedules and fulfill contractual obligations. Flight suspensions and port disruptions in Israel can impede logistics and delay delivery of critical defense products. The continuation or escalation of these conflicts could result in physical damage to our facilities, loss of key personnel, disruption of production, inability to fulfill contractual obligations, and substantial uninsured losses.

We do not carry war risk insurance for our Israeli operations, and losses arising from military conflict would be entirely unrecovered.

Standard commercial insurance policies maintained by our Israeli subsidiaries exclude losses arising from war, military action, terrorism, and related events. Specialized war risk insurance coverage for our Israeli operations is either unavailable or available only at costs that are prohibitively expensive relative to our current financial resources. Accordingly, we carry no insurance coverage for physical damage to our facilities, destruction of inventory or equipment, business interruption, or loss of key personnel resulting from missile strikes, drone attacks, or other military action. To date, none of our facilities have sustained physical damage from the conflict, but we cannot predict whether this will remain the case, particularly in the event of an escalation of hostilities with Iran or an expansion of the conflict to additional fronts. Any war-related losses would be borne entirely by us with no prospect of insurance recovery, which could materially impair our financial condition and ability to continue operations.

The conflict has resulted in limitations on exports to Israel, attacks on defense companies by anti-Israeli organizations, and reputational risks that may impair our ability to conduct international business.

The ongoing conflict has resulted in limitations imposed by certain countries on exports to Israel, restrictions on defense cooperation with Israeli entities, and expanding boycott, divestment, and sanctions (BDS) campaigns targeting Israeli companies and companies doing business with Israel. As a smaller company without the resources or global infrastructure of an established prime contractor, we are vulnerable to such disruptions. International customers, partners, and distributors may decline to do business with us or our Israeli subsidiaries due to political pressure, reputational concerns, or changes in their governments’ policies toward Israel. Our employees at Israeli subsidiaries may face increased pressure due to geopolitical considerations, potentially affecting our ability to attract and retain talent. Any of these developments could limit our addressable market, disrupt our supply chains, impair our revenue growth, and adversely affect our business, financial condition, and results of operations.

Our business partners, customers, and suppliers may invoke force majeure or otherwise fail to perform their contractual obligations as a result of the conflict, which could disrupt our operations and revenue.

The SEC has noted that companies with operations or business relationships in conflict-affected areas should evaluate the potential impacts of counterparties failing to perform obligations, including by invoking force majeure provisions. Several of our contracts with Israeli and international counterparties contain force majeure clauses that may be triggered by the ongoing military conflict or by future escalations. If our customers delay or cancel orders, if our suppliers are unable to deliver materials or components due to export restrictions, shipping disruptions, or damage to their own facilities, or if our business partners invoke force majeure to suspend or terminate contractual obligations, our revenue, supply chain continuity, and business operations could be materially adversely affected. Additionally, we may be unable to invoke force majeure in our own favor if we are unable to perform under our contracts due to the conflict, exposing us to potential claims for breach of contract and damages.

Rising global defense spending may not translate into revenue for our company, and shifts in government budget priorities could adversely affect demand for our products and services.

Global defense spending has reached levels not seen since the Cold War, with NATO members moving toward a 3.5% of GDP defense spending target and the United States proposing its first-ever trillion-dollar defense budget for fiscal year 2026. While these macro trends may appear favorable, there is no assurance that increased defense budgets will result in contracts or revenue for our company. Government defense budgets are subject to annual appropriations, continuing resolutions, sequestration, and political priorities that can shift rapidly. Changes in administration, shifting threat assessments, and fiscal constraints may redirect defense spending away from the categories of products and services we offer. Moreover, as a relatively small and newly formed defense platform, we lack the established relationships and past performance record that government procurement officers and prime contractors rely upon when awarding contracts. Even in a period of rising defense budgets, we may be unable to capture meaningful contract awards, which would adversely affect our ability to achieve profitability and fund ongoing operations.

U.S. trade policy, including tariffs and export restrictions, may increase our costs, disrupt our supply chains, and limit our market access.

The current U.S. trade policy environment is characterized by elevated tariffs, evolving export control regimes, and increasingly restrictive foreign investment regulations. Tariffs on imported materials, components, and finished defense products from allied countries, including Israel, may increase our procurement costs and reduce our margins. Our Israeli-manufactured products, including generators, drone payloads, motion control systems, and AI software, may become subject to new or increased tariffs that we cannot pass on to customers. Additionally, U.S. export control regulations, including the International Traffic in Arms Regulations (ITAR) and Export Administration Regulations (EAR), are becoming more stringent, and any violations, even inadvertent, could result in criminal and civil penalties, loss of export privileges, or debarment from government contracts. Changes in the U.S.-Israel trade relationship, including renegotiation of free trade agreements or changes in defense cooperation frameworks, could materially and adversely affect our business.

Intensifying great-power competition and the fragmentation of international trade and security frameworks create systemic risks to our business model.

The international security and trade architecture is undergoing fundamental restructuring. U.S.-China strategic competition has resulted in export restrictions on critical technologies, restrictions on Chinese rare earth exports (which are essential for defense manufacturing), and the formation of competing technology and security blocs. Russia’s invasion of Ukraine has triggered comprehensive sanctions regimes, disrupted energy markets, and accelerated European rearmament. The potential expiration of the New START nuclear arms control treaty in 2026, combined with expanding nuclear arsenals and proliferation risks, increases the likelihood of a new arms race with attendant risks to global stability. China’s demonstrated willingness to weaponize its dominance in rare earth minerals, critical semiconductor components, and drone components as instruments of geopolitical coercion threatens supply chains throughout the defense industry, including our own. These systemic risks may result in higher input costs, disrupted supply chains, restricted market access, and an operating environment of sustained uncertainty that depresses investment and growth.

Our Israeli operations face active military conflict without war risk insurance.

Our Israeli subsidiaries operate in an active conflict zone with ongoing military operations. Risks include: missile attacks that could destroy facilities; mandatory reserve duty removing 30% of workforce; flight suspensions preventing logistics; supply chain disruptions; cyber attacks on defense companies; and economic impacts from mobilization. Standard insurance excludes war risks, and specialized coverage is unavailable or prohibitively expensive. During the October 2023 conflict, Israeli companies experienced 40% workforce reductions and 60-day operational suspensions. War-related losses would be entirely unrecovered.

Operating across multiple jurisdictions creates irreconcilable legal conflicts.

Our U.S., Israeli, and European operations create conflicts between national security laws, technology transfer restrictions, and foreign investment regulations. Critical conflicts include: U.S. ITAR restrictions versus Israeli technology requirements; CFIUS powers versus Israeli defense controls; EU privacy laws versus U.S. surveillance requirements; and conflicting sanctions regimes. Compliance with one jurisdiction’s laws may violate another’s, creating permanent risk regardless of our compliance efforts.

Our foreign ownership structure may permanently preclude classified U.S. defense programs.

Our foreign ties may exclude us from classified programs representing 40% of defense spending. The National Industrial Security Program requires FOCI mitigation that severely restricts operations. Even with mitigation, we would be excluded from Special Access Programs and the highest-value contracts. Major primes increasingly refuse to work with FOCI-mitigated companies. Our structure may create an insurmountable barrier to 40% of the U.S. defense market.

Geopolitical tensions, international conflicts, or changes in U.S.-Israel relations could disrupt our supply chain and restrict our ability to distribute defense technologies.

As our suppliers are based in Israel, our operations are vulnerable to geopolitical risks in the Middle East, including ongoing conflicts, political instability, or escalations involving Israel. Such events could lead to supply disruptions, increased costs for shipping or insurance, or export restrictions imposed by Israeli authorities. Furthermore, shifts in U.S. foreign policy, trade relations with Israel, or sanctions could limit our access to these technologies. For instance, heightened tensions might result in delays at ports, damage to supplier facilities, or workforce disruptions in Israel, directly impacting our ability to fulfill customer orders. If we cannot secure alternative sources quickly, these risks could cause significant interruptions in our business, leading to breaches of customer contracts, financial losses, and potential legal liabilities.

We are subject to stringent U.S. and international regulations governing defense technologies, and non-compliance could result in fines, loss of licenses, or restrictions on our operations.

The distribution of defense-related products, including drone payloads and software for GPS-denied navigation, AI simulations, 3D mapping, and multi-sensor management, is heavily regulated under U.S. laws such as the International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR), and the Arms Export Control Act. These regulations require us to obtain export licenses, register as a defense exporter, and comply with end-user restrictions, particularly since our products originate from Israel and are intended for U.S. defense and homeland security applications. Violations, even unintentional, could lead to civil or criminal penalties, revocation of licenses, or debarment from government contracts. Additionally, changes in regulatory interpretations or heightened scrutiny of foreign-sourced defense tech could impose new compliance burdens, increasing our costs and delaying product distribution. Our limited experience in this regulatory environment heightens the risk of oversight failures, which could materially adversely affect our business and reputation.

Risks Related to Our Financial Condition and Existing Capital Structure

We lack the financial infrastructure required for defense contracting.

Defense contractors require: performance bonds equaling 100% of contract value; payment bonds; letters of credit; working capital lines for 60-90 day payment cycles; and DCAA-compliant accounting systems. Surety companies require 3 years of profitable operations we don’t have. Banks won’t provide credit without contract history and positive cash flow. Without bonding, we cannot bid on contracts exceeding $150,000. These gaps exclude us from meaningful defense contracts.

The outstanding warrants, convertible preferred stock, and our equity line of credit facility may result in substantial dilution to existing stockholders and depress our stock price.

Our capital structure includes a significant number of securities that are currently convertible into or exercisable for shares of our Common Stock. As of the date of this prospectus, these include: (i) outstanding shares of Series B Convertible Preferred Stock issued in the February 2026 Private Placement, convertible into 12,726 shares of Common Stock at a conversion price of $21.375 per share; (iii) 55,820 warrants issued in the February 2026 Private Placement, exercisable at $266.25 per share with a cashless exercise option based on Black-Scholes value; (iv) an aggregate of 348,792 other warrants to purchase Common Stock; and (v) the Company’s equity line of credit agreement under which the Company may sell shares of Common Stock from time to time. The conversion or exercise of all or a significant portion of these securities would result in the issuance of a substantial number of additional shares of Common Stock, which would significantly dilute the ownership interest of existing stockholders and could materially depress the market price of our Common Stock.

The price-based anti-dilution provisions in our convertible preferred stock may create a self-reinforcing cycle of dilution if our stock price declines.

The Series B Convertible Preferred Stock and the associated warrants issued to the purchaser contain price-based anti-dilution adjustment provisions that automatically reduce the conversion or exercise price — and correspondingly increase the number of shares of Common Stock issuable upon conversion or exercise — if we issue additional shares or convertible securities at prices below the then-applicable conversion or exercise price (subject to certain exempt issuances). The conversion price of the Series B Preferred Stock is also subject to further downward adjustment upon receipt of stockholder approval to the lower of the then-applicable conversion price and the market price of the Common Stock at the time of the triggering event. These provisions mean that if our stock price declines, the holders will be entitled to convert into or exercise for a greater number of shares than initially contemplated, resulting in additional dilution beyond what was anticipated at the time of the original issuance. This downward price adjustment mechanism may create a self-reinforcing cycle: declining stock prices trigger increased conversion shares, the prospect of which further depresses the stock price, leading to further adjustments and additional dilution. Such “death spiral” dynamics have been observed in other public companies with similar convertible security structures and can result in severe erosion of value for existing common stockholders.

The substantial overhang of shares issuable upon conversion of preferred stock and exercise of outstanding warrants may depress our stock price regardless of our operating performance.

Even if the holders of our convertible preferred stock and warrants do not immediately convert or exercise their securities, the existence of a large number of shares of Common Stock that may be issued in the future creates a significant “overhang” that may depress the trading price of our Common Stock. Market participants may sell existing shares in anticipation of future dilutive issuances, or may be unwilling to purchase shares knowing that a substantial number of additional shares may enter the market at any time. The Star Warrant alone, if fully exercised, would result in the issuance of over 94,000 additional shares at $0.012 per share. The Series B Preferred Stock, if fully converted at their respective current conversion prices, would result in the issuance of additional shares representing a significant percentage of our currently outstanding Common Stock. The aggregate potential dilution from all outstanding convertible securities and warrants is substantial relative to our current public float, and this overhang may discourage new investment, impair our ability to raise capital on favorable terms, and limit the potential appreciation of our stock price, regardless of our operating performance.

We expect to issue additional shares of Common Stock or other securities in the future to fund acquisitions and operations, which would further dilute existing stockholders.

Our business strategy depends on acquiring and integrating defense companies, which we have historically financed in significant part through the issuance of equity securities. We expect to continue to use our Common Stock as acquisition currency, to fund operations, and to attract and retain employees and consultants. We are also obligated to issue additional shares under existing contractual commitments, including shares issuable to the Tiltan seller based on earn-out provisions, additional shares that may be issuable in connection with the ITS acquisition upon exercise of our option to acquire the remaining 49%, and shares that may be issued under future equity incentive plans that will require stockholder approval under Nasdaq listing rules. Each additional issuance of Common Stock or convertible securities will further dilute the ownership interest and economic value of existing stockholders’ shares, may reduce earnings per share, and may adversely affect the market price of our Common Stock. There can be no assurance that we will be able to issue additional equity securities on terms favorable to us, and any future issuances may be on terms significantly dilutive to existing stockholders.

Our stock price has been and may continue to be highly volatile, and investors may not be able to resell their shares at or above the price at which they purchased them.

The market price of our Common Stock has been subject to significant volatility since our transition from a financial technology company to a defense holding company. The trading price may continue to fluctuate widely in response to factors including: our ability to successfully execute our defense acquisition strategy and integrate acquired companies; quarterly variations in our results of operations or those of our competitors; changes in defense spending priorities or government budget sequestration; negative publicity regarding the conflict in Israel, changes in U.S.-Israel relations, or BDS campaigns targeting Israeli companies; changes in financial estimates or recommendations by securities analysts; sales of Common Stock by insiders, large stockholders, or holders of convertible securities; the exercise of warrants or conversion of preferred stock; draws under the ELOC; announcements of new acquisitions, contracts, or products by us or our competitors; and general market conditions and macroeconomic factors. Our Common Stock has a relatively limited public float and trading volume, which amplifies price movements in response to trading activity. There can be no assurance that the market price of our Common Stock will not decline significantly from current levels.

We are currently at risk of failing to maintain the minimum bid price required by Nasdaq Listing Rules.

Pursuant to Nasdaq Listing Rule 5550(a)(2), if we fail to maintain a minimum bid price of $1.00 for thirty consecutive trading days (the “Minimum Bid Price”) and do not rectify the situation, our Common Stock could be delisted from Nasdaq, in which case trading of our Common Stock would most likely take place on an over-the-counter market established for unlisted securities. Our Common Stock has recently traded under $1.00. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our Common Stock on an over-the-counter market, and many investors would likely not buy or sell our Common Stock due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our Common Stock would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our Common Stock.

On May 5, 2026, we received a notice from Nasdaq that we are not in compliance with the minimum bid requirements for continued listing. Under Nasdaq Rule 5810(c)(3)(A)(iv), if the price of our Common Stock fails to satisfy the Minimum Bid Price Requirement (A) within one year after effectiveness of a reverse stock split or (B) if the Company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in Rule 5810(c)(3)(A) and the Listing Qualifications Department will issue a Staff Delisting Determination under Rule 5810 with respect to that security, and the Common Stock would be subject to delisting by Nasdaq without any opportunity for a cure period. On October 24, 2024, the Company effected a one-for-eight reverse stock split of the Common Stock. On July 20, 2026, the Company effected a one-for-one hundred twenty-five reverse stock split of the Common Stock. Accordingly, if the Company fails to satisfy the Minimum Bid Price Requirement prior to July 21, 2027, the Company will not be eligible for any compliance period specified in Rule 5810(c)(3)(A) and the Listing Qualifications Department will issue a Staff Delisting Determination under Rule 5810 with respect to our Common Stock, which would then be subject to delisting by Nasdaq.

For these reasons and others, delisting would adversely affect the liquidity, trading volume, investor interest and price of our Common Stock, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees and to raise capital.

There can be no guarantee that we will continue to meet the requirements for listing on Nasdaq. Our failure to maintain compliance, and our failure to regain compliance thereafter, could result in delisting, which would trigger debt acceleration, acquisition agreement breaches, loss of blue sky law exemptions, elimination of trading liquidity, inability to use stock as currency, and severe capital raising constraints. Based on historical precedent, companies receiving deficiency notices face significant challenges in maintaining regaining compliance. Delisting would effectively end our transformation strategy.

There is no assurance that we will achieve and maintain profitability or that our revenue and business models will be successful.

Our ability to achieve and maintain profitability is based on numerous factors, many of which are beyond our control. We may not be able to generate sufficient revenue to maintain profitability in the short or long-term. Our revenue growth may slow, or our revenue may decline for a number of other reasons, including reduced demand for our offerings, increased competition, a decrease in the usage of blockchain technologies generally, or any failure to capitalize on growth opportunities.

We are continually refining our revenue and business model and have shifted our focus to the development and commercialization of our Platforms. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become or stay profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors’ offerings, and even if such changes are undertaken, there is no guarantee that they will be successful or profitable. Additionally, we will need to hire, train, and integrate qualified personnel to meet and further such changes to our business objectives at potentially significant additional expense. Failure to successfully implement revenue and business models or manage related expenses could cause us to be unprofitable and have an adverse effect on our business, operating results and financial condition.

Changes in U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

We are subject to complex income and non-income tax laws and regulations in the United States and a variety of foreign jurisdictions. Our Israeli subsidiaries and cross-border defense operations create particular complexity. Both the United States and foreign jurisdictions may revise corporate income tax and other non-income tax laws which could impact the amount of tax due in such jurisdiction.

Our determination of our corporate income tax liability is subject to review and may be challenged by applicable U.S. and foreign tax authorities. Any adverse outcome of such challenge could harm our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Defense contracts often involve complex cost accounting standards and allowable cost determinations that affect tax treatment. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. Furthermore, as we operate in multiple taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the characterization and source of income or other tax items, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. The transfer of defense technology between our U.S. and Israeli operations raises particular transfer pricing complexities. The taxing authorities of the jurisdictions in which we operate may challenge our tax treatment of certain items or the methodologies we use for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and harm our financial position and operating results.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. A change in the tax law could impact tax positions which could result in an increased exposure related to such tax liabilities. Such changes could have an adverse effect on our operating results and financial condition.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (as defined under Sections 382 and 383 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset post-change taxable income or taxes.

We have not performed a study to determine whether our NOLs are currently subject to Section 382 limitations. We may also experience a future ownership change under Section 382 of the Code that could affect our ability to utilize our NOLs to offset our income.

If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates”. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, particularly for defense contracts with multiple deliverables and milestone payments, evaluation of tax positions, inter-company transactions, and the valuation of stock-based awards, among others. Defense contracts require particular judgment in percentage-of-completion accounting and estimating costs to complete. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of analysts and investors, resulting in a decline in the trading price of our Common Stock.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. As we transition to defense contracting, we must adopt government cost accounting standards and comply with DCAA requirements, which are significantly different from our previous financial services accounting. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public.

Defense contracting involves unique accounting requirements including Cost Accounting Standards (CAS), progress payment billing, and complex revenue recognition for long-term contracts. We lack experience with these specialized accounting requirements, and establishing DCAA-compliant accounting systems typically costs $500,000 to $1 million.

There remains uncertainty on how companies transitioning between industries should account for discontinued operations, acquisition-related costs, and transformation expenses. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods, restate our financial statements or impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.

As we transition from financial technology to defense, our traditional business metrics are no longer applicable, and we have not yet established meaningful defense industry metrics. We will need to develop new metrics relevant to defense contracting, such as contract backlog, book-to-bill ratios, win rates, and program performance indices. These metrics will be calculated using internal company data and initially will not be validated against industry standards. While these numbers will be based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. During our transformation period, we have minimal operational metrics to report, making it difficult for investors to evaluate our progress or compare us to established defense contractors.

Our future defense business metrics may also be impacted by program delays, contract modifications, stop-work orders, or classification restrictions that limit disclosure. Government contracting involves unique reporting requirements and restrictions that differ significantly from commercial business metrics. If our metrics provide us with incorrect or incomplete information about program performance and contract profitability, we may make inaccurate conclusions about our business.

We are subject to changes in financial reporting standards or policies, including as a result of choices made by us, which could materially adversely affect our reported results of operations and financial condition and may have a corresponding material adverse impact on capital ratios.

Our consolidated financial statements are prepared in accordance with GAAP, which are periodically revised or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible that future accounting standards and financial reporting standards or policies, including as a result of choices made by us, which we are required to adopt, could change the current accounting treatment that applies to our consolidated financial statements and that such changes could have a material adverse effect on our reported results of operations and financial condition, and may have a corresponding material adverse effect on capital ratios.

As a public company, we are required to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our stock.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our stock could decline, and we could be subject to sanctions or investigations by the exchange on which shares of our stock are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We might require additional capital to support business growth, and this capital might not be available or may require stockholder approval to obtain.

We have funded our operations since inception primarily through equity financings, convertible notes, and revenue generated by our products and services. We intend to continue to make investments in our business to respond to business challenges, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds.

Additional financing may not be available on terms favorable to us, if at all. If we incur additional debt, the debt holders would have rights senior to holders of our Common Stock to make claims on our assets, and the terms of any debt could restrict our operations.

Risks Related to Our Employees and Other Service Providers

In the event of employee or service provider misconduct or error, our business may be adversely impacted.

Employee or service provider misconduct or error could subject us to legal liability, financial losses, and regulatory sanctions, and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, and misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information.

Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services, and is compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms.

This can lead to high risk of confusion among employees and service providers, particularly in a fast growth company like ours, with respect to compliance obligations particularly including confidentiality, data access, trading, and conflicts. It is not always possible to deter misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found not to have met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity, which could seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper transactions could affect our brand and reputation.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Menachem Shalom, our Chief Executive Officer and a director and other key service providers across finance, compliance, legal, talent and marketing.

Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees and service providers. The pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could adversely impact our operating results and impair our ability to grow.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees and service providers to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results, and financial condition could be adversely impacted.

Additional Risk Factors

Cybersecurity requirements exceed our current capabilities.

Defense contractors face sophisticated nation-state cyber threats and strict requirements we cannot meet. The Cybersecurity Maturity Model Certification requires 110 security controls, third-party assessment, and ongoing monitoring. Our inadequate cybersecurity virtually guarantees a breach that could result in contract loss and massive liability.

Environmental liabilities could exceed our resources.

Aerospace operations create environmental liabilities including hazardous materials, groundwater contamination, and air emissions with unlimited remediation costs. Recent examples: Raytheon allocated $1.2 billion for cleanup. Environmental insurance excludes pre-existing conditions. Discovery of contamination could trigger costs exceeding our market capitalization.

Menachem Shalom, our Chief Executive Officer and a director, beneficially owns a substantial percentage of our outstanding Common Stock and, if he exercises his warrants, would control a majority of the voting power of our Common Stock. This will allow him to exert significant control over corporate decisions and may discourage transactions that other stockholders may favor.

As of July 28, 2026, Menachem Shalom, our Chief Executive Officer and a director, beneficially owned 118,873 shares of our Common Stock, representing approximately 8.5% of our issued and outstanding shares of Common Stock. This beneficial ownership includes a five-year warrant to purchase an aggregate of 57,405 shares of our Common Stock at an exercise price of $64.05 per share. As a result of his current ownership position and his potential to acquire voting control of a majority of our outstanding Common Stock through the exercise of his warrant, Mr. Shalom has, and upon exercise of the warrant would have, the ability to exert significant influence over, or control, substantially all matters requiring stockholder approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, approval of mergers, acquisitions, and other business combinations, and the outcome of any other matter submitted to a vote of stockholders. This concentration of voting power could have the effect of delaying, deterring, or preventing a change of control of the Company, even if such a transaction would be beneficial to other stockholders, and could deprive other stockholders of the opportunity to receive a premium for their shares. Mr. Shalom’s interests may not always be aligned with the interests of other stockholders, and he may exercise his voting power in a manner that advances his own interests to the detriment of other stockholders.

In addition, Mr. Shalom involvement in other companies could give rise to conflicts of interest, including with respect to the allocation of business opportunities, corporate resources, and management attention.

The holders of our Series B Convertible Preferred Stock have additional voting power as compared to the holders of our Common Stock.

Each holder of our Series B Convertible Preferred Stock is entitled to 10,000 votes per share on matters submitted to a vote of stockholders. If we consummate the second tranche of the investment and receive an additional $10,000,000, the holders of our Series B Convertible Preferred stock will hold 400 shares. This will entitle the holders to no less than 4,000,000 votes, which further concentrates voting power among a limited number of security holders and may limit the ability of holders of Common Stock to influence corporate governance and strategic decisions. The concentration of ownership and voting power may also discourage potential acquirers from attempting to obtain control of the Company and may make it more difficult for other stockholders to effect changes in the composition of our Board of Directors or management, which could adversely affect the market price of our Common Stock.

We may never achieve profitability.

We have a history of losses, minimal current revenue, massive transformation costs, and highly uncertain future revenue. Even if our transformation succeeds, the defense industry’s long sales cycles, competitive pressures, and contract risks may prevent profitability. We may exhaust our resources before generating sustainable revenue, resulting in total loss of investment.

Cyberattacks and security breaches of our systems, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

As we transition to the defense industry, we will handle highly sensitive defense-related data, technical specifications, and potentially classified information once we obtain necessary clearances. Our business will involve the collection, storage, processing and transmission of confidential information, defense contractor data, employee, service provider and other personal data, as well as information required to support defense programs. For our defense operations, we must build our reputation on the premise that our systems meet stringent defense industry security requirements including CMMC, DFARS, and NIST standards. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand and potentially result in loss of facility security clearances;

●	result in our systems or services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy laws, ITAR, EAR, and defense regulations;

●	result in significant regulatory scrutiny, investigations, fines, penalties, potential debarment from defense contracts, and other legal, regulatory and financial exposure;

●	cause us to incur significant remediation costs;
●	compromise classified or controlled technical information critical to defense programs;

●	reduce defense contractors’ confidence in, or decrease use of, our products and services;

●	divert the attention of management from the operation of our business;
●	result in significant compensation or contractual penalties from us to our customers including the U.S. government or third parties as a result of losses to them or claims by them; and

●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other defense contractors or government systems, whether or not we are directly impacted, could lead to a general loss of customer confidence in our ability to protect sensitive defense information, which could negatively impact us including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including defense contractors, government agencies, and critical infrastructure providers, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, classified networks, and infrastructure. Attacks upon systems across the defense industry are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including nation-state actors specifically targeting defense contractors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we do not have a past history of material security breaches or cyberattacks, as we enter the defense industry we will become a more attractive target for state-sponsored attacks. We are developing systems and processes designed to protect the data we manage, prevent data loss and other security breaches, and meet defense industry cybersecurity requirements. We expect to continue to expend significant resources to bolster these protections, but there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In the defense industry, certain threat actors are supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences will increase over time.

Although we maintain insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Defense-specific cyber insurance is particularly expensive and may exclude nation-state attacks. Outages and disruptions of our systems, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.

Adverse economic conditions may adversely affect our business.

Our future performance in the defense industry is subject to general economic conditions, defense budget appropriations, continuing resolutions, sequestration risks, and geopolitical tensions that drive defense spending. The United States and other key defense markets experience cyclical changes in defense budgets from time to time based on political priorities, threat assessments, and fiscal constraints. Defense spending is subject to annual appropriations and can be affected by government shutdowns, budget caps, and changing national security priorities. The impact of defense budget cycles on our business is highly uncertain and dependent on a variety of factors, including congressional appropriations, international conflicts, emerging threats, and other events beyond our control. Geopolitical developments, such as regional conflicts, arms races, and alliance dynamics can directly impact defense spending priorities. To the extent that defense budgets are reduced or reallocated away from our focus areas, our ability to win contracts and generate revenue may suffer.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war or terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. Our Israeli subsidiaries face particular risks from regional conflicts, including potential facility damage, workforce mobilization for military service, and operational disruptions.

In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Defense programs may be delayed or suspended during national emergencies, affecting our revenue and operations.

Further, war, acts of terrorism, labor activism and other geopolitical unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. While increased global tensions may drive defense spending, they also create operational risks for our international operations, particularly in Israel. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in program execution, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results.

Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect our business, financial condition or results of operations.

Acquisitions, partnerships and joint ventures are central to our transformation strategy. We recently completed our acquisitions of Star 26, Tiltan and Nimbus, each of which is an Israeli defense company, and divested our Digital RFQ business. We may not be successful in finding additional defense acquisition targets. In addition, we may not be able to successfully finance or integrate any defense businesses given our complete lack of defense industry experience.

We may not be able to identify suitable defense acquisition candidates or complete acquisitions in the future, which could adversely affect our future growth; or businesses that we acquire may not perform as well as expected or may be more difficult or expensive to integrate and manage than expected, particularly given the specialized nature of defense operations and our lack of industry knowledge, which could adversely affect our business and results of operations. In addition, the process of integrating these acquisitions may disrupt our business and divert our resources.

In addition, acquisitions of defense companies, particularly those outside our current operating jurisdictions often involve additional or increased risks including, for example:

●	managing geographically separated organizations, systems and facilities with different security requirements;

●	integrating personnel with security clearances and diverse business backgrounds and organizational cultures;

●	complying with defense export controls and foreign regulatory requirements;

●	fluctuations in exchange rates;

●	enforcement and protection of intellectual property and controlled technical data in some foreign countries;

●	difficulty entering new foreign markets due to, among other things, national security restrictions, customer acceptance and business knowledge of these new markets; and

●	general economic and political conditions affecting defense relationships between countries.

These risks may arise for a number of reasons: we may not be able to find suitable defense businesses to acquire at affordable valuations or on other acceptable terms; we may face competition for acquisitions from other established defense companies; we may need to borrow money or sell equity or debt securities to the public to finance acquisitions and the terms of these financings may be adverse to us; changes in accounting, tax, securities or other regulations could increase the difficulty or cost for us to complete acquisitions; we may incur unforeseen obligations or liabilities in connection with acquisitions including environmental remediation costs common in aerospace facilities; we may need to devote unanticipated financial and management resources to an acquired business; we may not realize expected operating efficiencies or product integration benefits from an acquisition; we are entering the defense market where we have no prior experience; and we may experience decreases in earnings as a result of non-cash impairment charges.

We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board and therefore depress the trading price of our Common Stock. Additionally, our foreign ownership structure and defense operations may trigger CFIUS review of certain transactions, potentially limiting strategic alternatives. In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board or taking other corporate actions, including effecting changes in management.

Such provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or management.

Any provision of the Company’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for our Common Stock.

USE OF PROCEEDS

The Selling Stockholder will receive all of the proceeds from the sale of the Shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholder, however, we may receive up to $241,019,964 (the “Maximum Commitment”) in aggregate gross proceeds from the sales of our Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement. The registration statement, of which this prospectus forms a part, has registered 10,000,000 shares, the gross proceeds of which may be less than the Maximum Commitment. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of common stock to the Selling Stockholder after the date of this prospectus. Because we are not obligated to sell any shares of our Common Stock under the Purchase Agreement, the actual total offering amount and proceeds to us, if any, are not determinable at this time. See the section titled “Plan of Distribution” elsewhere in this prospectus for more information.

We intend to use any proceeds from sales of our Common Stock to the Selling Stockholder, if any, under the Purchase Agreement for working capital and other general corporate purposes. We may use a portion of any proceeds we might receive for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use any proceeds we might receive from this offering for any such acquisitions or investments at this time. Accordingly, we will retain broad discretion over the use of these proceeds. There can be no assurance that we will sell any shares under or fully utilize the Purchase Agreement as a source of financing.

DIVIDEND POLICY

To date, we have not paid dividends on shares of our Common Stock and we do not expect to declare or pay dividends on shares of our Common Stock in the foreseeable future. The payment of any dividends will depend upon our future earnings, if any, our financial condition, and other factors deemed relevant by our Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our financial condition, operating results, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Company Overview

Following the appointment in September 2024 of Menachem Shalom, our current chief executive officer and a director, we have transformed from a financial technology services provider into a strategic acquirer and operator of aerospace and defense (A&D) businesses. We are building a portfolio of mission-critical suppliers and advanced technology companies and strategic infrastructure opportunities across the defense, aerospace, and advanced manufacturing sectors across the United States, Israel and Europe.

The Company is positioned as a strategic platform company focused on acquiring, integrating, and scaling high-impact businesses in the aerospace and defense industries. Our strategy targets Tier 2 and Tier 3 suppliers that form the industrial backbone of national security infrastructure, with particular emphasis on companies offering dual-use technologies, advanced AI applications, and critical manufacturing capabilities.

The financial results for the quarter ended March 31, 2026 represent the first quarter that the Company consolidated the financial performance of the companies acquired during the three months then ended. Previously management determined that as of fiscal year 2026, there was $4.2 million in revenue, a backlog of $12.1 million, and a $26 million full-year revenue projection in connection with our first quarter operating as a defense company. The backlog of $12.1 million represents signed orders by customers that are still in the process of being delivered, while the annual revenue projection included the projected revenues for the quarter, estimate of the amount of backlog for the full year and management estimates of the probabilities of the leads and inquiries from customers and potential customers which would translate into actual revenues during this fiscal year.

Recent Developments

Reverse Stock Split

The Company approved a reverse stock split of its issued and outstanding shares of common stock (“Common Stock”), at a ratio of 1-for-125 (the “Reverse Stock Split”). The Reverse Stock Split was duly approved in a special meeting of the stockholders held on June 24, 2026. On July 16, 2026, the Company filed with the Secretary of State of the State of Delaware the Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) to effect the Reverse Stock Split. The Reverse Stock Split became effective as of 12:01 a.m., Eastern Time, on July 20, 2026, and the Company’s Common Stock began trading on the Nasdaq Stock Market on a split-adjusted basis when the market opened on July 20, 2026.

The Company implemented the Reverse Stock Split to raise the per share bid price of the Company’s Common Stock above $1.00 per share and bring the Company back into compliance with Nasdaq Listing Rule 5550(a)(2). The Company will have regained compliance on July 31, 2026, once the Company’s Common Stock has traded at or above $1.00 for ten consecutive trading days.

The Reverse Stock Split became effective on July 20, 2026 (the “Effective Date”) and began trading on a split-adjusted basis at the commencement of trading on the Effective Date, under the Company’s existing trading symbol “DFNS.” The new CUSIP number for the Common Stock following the Reverse Stock Split is 67054R302.

On the Effective Date, the total number of shares of Common Stock held by each stockholder of the Company were exchanged for the number of shares of Common Stock equal to the number of issued and outstanding shares of Common Stock held by each such stockholder immediately prior to the Reverse Stock Split, divided by one hundred twenty-five (125), with such resulting number of shares rounded up to the nearest whole share. As a result, no fractional shares were issued in connection with the Reverse Stock Split and no cash or other consideration was be paid in connection with any fractional shares that would otherwise have resulted from the Reverse Stock Split. The Company did round up fractional shares at the beneficial level and instead round up any such fractional shares up at the participant level. Also on the Effective Date, all equity awards outstanding immediately prior to the Reverse Stock Split were adjusted to reflect the Reverse Stock Split.

The Reverse Stock Split was effected pursuant to the Company’s filing of the Certificate of Amendment with the Secretary of State of the State of Delaware.

The Company is authorized to issue 500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock (the “Preferred Stock”). There was no change to the number of authorized capital stock of the Company or to the rights limitations and privileges, including voting rights, of the Company’s designated and outstanding shares of Preferred Stock. The Reverse Stock Split had no effect on the par value of the Common Stock or the Preferred Stock.

Immediately after the Reverse Stock Split, each Common Stockholder’s percentage ownership interest in the Company’s Common Stock and proportional voting power of the Company’s Common Stock remained unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of shares of Common Stock remain unaffected by the Reverse Stock Split.

Acquisition of Project 35

On July 6, 2026, T3 acquired 60% of the outstanding equity capital of Project 35, an Israeli corporation (“Project 35”) on a fully diluted basis. In consideration for the 60 ordinary shares of Project 35, the Company issued 21,059,871 shares of common stock and a $1,250,000 note for the shares of Project 35. The note bears interest at the rate of 12% and matures July 5, 2027. The Company also has an obligation to invest $2,500,000 in Project 35 during the next 12 months.

Project 35 is a trusted supplier to the region’s leading defense organizations, including Israel Aerospace Industries (IAI), ELTA Systems, Rafael Advanced Defense Systems, and Elbit Systems, as well as the Israel Ministry of Defense. Project 35’s unmanned aerial platforms are field-proven and already in active operational use. Over the past three and a half years, Project 35 has focused on developing the HY-380, an autonomous, man-portable aerial interceptor designed to neutralize hostile drones within seconds of detection using a dual-sensor guidance system that combines RF and optical AI tracking. The interceptor has recently completed a series of successful initial live-fire field trials, validating its performance and accuracy for high-intensity conflict environments. Project 35’s aerial platforms range from heavy-lift multirotor cargo drones and long-endurance fixed-wing VTOL aircraft for intelligence, surveillance, and reconnaissance to high-speed, AI-guided tactical FPV systems. Complementing these is a dedicated counter-UAV suite comprising the HY-380 autonomous interceptor, radar and GNSS countermeasure systems, RF jamming and direction-finding, and cybersecure, anti-jam mesh data links. The company’s systems are built from composite materials and aerospace-grade structures, hold AS9100 aviation quality certification, and are engineered to Western supply-chain standards, including Blue UAS and NDAA compliance.

Appointment of CFO

On June 11, 2026, the Board of Directors (the “Board”) of the Company, appointed Roy Cohen as the Chief Financial Officer, to serve at the discretion of the Board, until his successor is duly appointed and qualified, with such appointment being effective as of June 1, 2026. Mr. Cohen brings over 25 years of extensive financial leadership in global public and private organizations. From 2023 to the present, Mr. Cohen served as a Senior Financial Consultant, advising boards and executive management on financial infrastructure and corporate governance. Previously, he served as Chief Financial Officer of Pangaya Ltd. from 2022 to 2023, and as VP Finance and Chief Controller of Cintec Media Ltd. from 2020 to 2022. Notably, Mr. Cohen has extensive experience with NASDAQ-listed companies and US GAAP reporting standards. He served as the Global Chief Controller at Orbotech Ltd. (NASDAQ: ORBK), a global technology leader with over $1 billion in annual revenue. In this capacity, he was responsible for consolidated financial reporting under US GAAP and oversaw the company’s global Sarbanes-Oxley (SOX) compliance and internal control frameworks. Mr. Cohen is a Certified Public Accountant and holds a B.A. in Business Administration (Accounting and Finance) from the College of Management Academic Studies. Mr. Cohen will receive NIS 55,000 per month until September 2026, at which time he will receive NIS 65,000 per month thereafter.

Nasdaq Deficiency

On May 5, 2026, the Company received a written notice (the “Notice”) from The Nasdaq Stock Market, LLC (“Nasdaq”) that it is not in compliance with the minimum bid requirements set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common stock between March 23, 2026 to May 4, 2026, the Company no longer meets the minimum bid price requirement. The Notice has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Global Market and, at this time, the common stock will continue to trade on The Nasdaq Global Market under the symbol “DFNS.”

The Notice provides that the Company has 180 calendar days, or until November 2, 2026, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the bid price of the Company’s common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company does not regain compliance by November 2, 2026, the Company may be eligible for additional time to regain compliance. In such instance, the Company must submit an application and a non-refundable $5,000 application fee, so long as the Company applies to transfer the listing of its common stock to The Nasdaq Capital Market and meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market (except for the bid price requirement) and notifies Nasdaq in writing of its intention to cure the deficiency during the second compliance period. If the Company does not qualify or fails to regain compliance, then Nasdaq will notify the Company of its determination to delist the Company’s common stock.

Conversion of Debt

On April 27, 2026, the Company, and Mr. Shalom, executed and delivered the Note Exchange Agreement, pursuant to which the original principal amount of the notes issued to Mr. Shalom and accrued interest thereon in the amount of $2,138,962 was cancelled in its entirety in exchange for the issuance of 4,174,399 shares of common stock (the “Exchange Shares”). The exchange price of $0.5124 was the last consolidated bid price of a share of common stock as reported by The Nasdaq Stock Market LLC. The Exchange Shares are restricted shares and may not be sold without registration or an applicable exemption therefrom.

The notes were assigned to Mr. Shalom from Star 26 Capital Inc. (“Star 26”) pursuant to the terms of the Amended and Restated Securities Purchase Agreement and Call Option dated September 15, 2025 (the “Star Purchase Agreement”) among the Company, Star 26 and the other parties signatory thereto and pursuant to the exercise by Mr. Shalom of his right to obtain shares, notes and warrants from Esousa Group Holdings LLC (“Esousa”) in accordance with the terms of the Call Option Agreement dated January 13, 2026.

In connection with the consummation of the transactions contemplated by the Star Purchase Agreement on January 12, 2026, the Company issued to Star 26 a warrant to purchase a total of 12,017,648 shares of Common Stock at an exercise price of $1.50 per share (the “Star Warrant”), which was then distributed to the equity holders of Star 26 on a pro rata basis. Mr. Shalom’s pro rata amount of the Star Warrant was to purchase 7,175,662 shares of Common Stock.

Sale of Zorronet

On April 10, 2026, Water IO Ltd. (“Water IO”), an Israeli public company traded on the Tel Aviv Stock Exchange in which Star 26 Capital Inc. (“Star 26”), a wholly-owned subsidiary of the Company, holds an approximately 67% equity interest, completed the sale of 100% of the issued and outstanding share capital of Zorro Net Ltd. (“Zorronet”), a wholly-owned subsidiary of Water IO, to BiomX Inc. (“BiomX”) (NYSE American: PHGE), pursuant to a Stock Purchase Agreement.

As consideration for the Zorronet shares, BiomX issued to Water IO: (i) 1,300,000 shares of BiomX common stock; and (ii) a non-convertible promissory note in the principal amount of $1,250,000, bearing interest at the short-term applicable federal rate, maturing three months from the date of issuance. Additionally, BiomX assumed certain obligations of Water IO with respect to the founders and former shareholders of Zorronet, including a performance-based earnout payable no later than March 31, 2027 equal to the greater of 125% of Zorronet’s consolidated revenue or eight times Zorronet’s consolidated EBITDA for fiscal year 2026, and a commitment to retain certain key Zorronet personnel for three years on no less favorable terms.

As a result of the transaction, Water IO holds 1,300,000 shares of BiomX common stock, representing approximately 16.57% of BiomX’s issued and outstanding common stock following the issuance. The Company, through Star 26, beneficially owns approximately 67% of Water IO’s equity, and accordingly may be deemed to beneficially own such BiomX shares indirectly.

BUSINESS

History

T3 Defense Inc. (formerly known as Nukkleus Inc.) (the “Company” or “T3”) was formed on May 24, 2019 under the name Brilliant Acquisition Corporation for the purpose of engaging in a business combination. On June 23, 2023, Brilliant Acquisition Corporation, a British Virgin Islands company (prior to the Merger “Brilliant”, and following the Merger, a Delaware corporation “Nukkleus”), entered into an Amended and Restated Agreement and Plan of Merger (as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger on November 1, 2023, the “Merger Agreement”), by and among Brilliant BRIL Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brilliant (“Merger Sub”), and Nukkleus Inc., a Delaware corporation (“Old Nukk”). Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit company and established a fiscal year end of September 30. The Merger Agreement provided that, among other things, at the closing (the “Closing”) of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk (the “Merger”), with Old Nukk surviving as a wholly-owned subsidiary of Brilliant. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.” (“Nukkleus” or “Combined Company”). The Merger and other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.” In connection with the Business Combination, Brilliant changed its name to “Nukkleus Inc.” The Business Combination was completed on December 22, 2023.

As a result of Business Combination, we became a financial technology company with the aim of providing blockchain-enabled technology solutions. From the consummation of the Business Combination until the change of management in September 2024, we operated in the technology business as a full-service transactions technology and advisory business providing end-to-end transactions technology solutions. We offered an advanced transactions platform for dealing and risk management with global liquidity and customizable leverage, where users have control over quote and liquidity strategies.

Historically, the Company, through its wholly owned subsidiary, provided software and technology solutions for the worldwide retail foreign exchange trading industry. The Company’s primary customer was Triton Capital Markets Ltd. (“TCM”) (formerly known as FXDD Malta Limited). Emil Assentato, the former CEO and a former director of the Company, is also the majority member of Max Q Investments LLC (“Max Q”), which is managed by Derivative Marketing Associates Inc. (“DMA”). Mr. Assentato is the sole owner and manager of DMA. Max Q owns 79% of Currency Mountain Malta LLC, which in turn is the sole shareholder of TCM. In order to define the services rendered to TCM, Nukkleus Limited, a wholly-owned subsidiary of the Company, entered into a General Services Agreement (“GSA”) with TCM in May 2016. The GSA provides that TCM will pay Nukkleus Limited a minimum of $1,600,000 per month. Due to non-payment by TCM under the GSA, the Company advised TCM that the GSA has been terminated. The Company has historically generated substantially most of its revenue through the services rendered under the GSA. On September 30, 2024, the Company, TCM and FXDirectDealer LLC (“FXDD”) entered into a Release Agreement pursuant to which the parties confirmed that the GSA between the Company and TCM and the General Services Agreement dated May 24, 2016, as amended (“FXDD GSA”) between the Company and FXDD were terminated effective January 1, 2024. The parties further confirmed that there are no obligations or liabilities outstanding or owed between the parties as of September 30, 2024, and each party released and forever discharged the other party from any and all claims, demands, damages, actions, causes of action, or suits of any kind or nature whatsoever, both known and unknown, which have arisen or may arise from the GSA or the FXDD GSA.

The Company historically operated its blockchain payment solutions through Digital RFQ Limited (“DRFQ”), a wholly owned subsidiary of Match Financial Ltd. (“Match”), a wholly owned subsidiary of the Company. On November 8, 2024, the Company entered into a Settlement Agreement and Release with Jamal Khurshid and Match providing that Match agreed to sell DRFQ, to Mr. Khurshid or his nominee subject to the Company obtaining shareholder approval (the “Settlement Agreement”). As required by the Settlement Agreement, the Company, Match and Mr. Khurshid entered into a Share Purchase Agreement dated December 27, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell DRFQ to Mr. Khurshid in consideration of £1,000. The Company believed the sale of DRFQ was in the best interest of the Company due to continuing net loss generated by DRFQ.

As of August 2025, the Company determined that it no longer had a controlling financial interest in Digital RFQ due to loss of access to financial records. Accordingly, the Company deconsolidated DRFQ during the third quarter of fiscal year 2025. The Company was notified that on July 29, 2025, Match was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”). The Administrators completed a pre-packaged sale of Match’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity owned by Mr. Khurshid, for nominal consideration of £102,000.

T3 Defense Overview

Following the appointment in September 2024 of Menachem Shalom, our current chief executive officer and a director, we have transformed from a financial technology services provider into a strategic acquirer and operator of aerospace and defense (A&D) businesses. We are building a portfolio of mission-critical suppliers and advanced technology companies and strategic infrastructure opportunities across the defense, aerospace, and advanced manufacturing sectors across the United States, Israel and Europe.

The Company is positioned as a strategic platform company focused on acquiring, integrating, and scaling high-impact businesses in the aerospace and defense industries. Our strategy targets Tier 2 and Tier 3 suppliers that form the industrial backbone of national security infrastructure, with particular emphasis on companies offering dual-use technologies, advanced AI applications, and critical manufacturing capabilities.

The chart below shows the current ownership and names of our portfolio companies:

Our Current Portfolio:

Defense and Aerospace Technology Acquisitions:

●	Star 26 Capital Inc. - Defense technology holding company that owns B. Rimon Agencies Ltd., an Israeli supplier of generators for “iron dome” launchers and defense systems. [closed January 12, 2026]

●	Tiltan Software Engineering Ltd. - Israeli AI software company specializing in defense and aerospace applications including GPS-denied navigation, 3D mapping, simulation systems, and AI training platforms. [closed December 30, 2025]

●	Nimbus Drones Technologies and Marketing Ltd. – Israeli company specializing in unmanned arial systems and services. [closed January 15, 2026]

●	I.T.S. Industrial Tecno-logic Solutions Ltd.– Israeli company providing design, development, production and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. [closed February 16, 2026]

●	Positech Ltd., wholly owned subsidiary of I.T.S. – designs and manufactures top-of-the line, high performance motion control systems for military and civilian use.

Technology Distribution and Licensing:

●	Blade Ranger Ltd. (Exclusive U.S. Distribution rights) - Distribution agreement for advanced drone payload systems for defense and homeland security markets, with minimum commitments of 30 payloads over three years. [August 25, 2026]

●	Mandragola Aviation Joint Venture (51% ownership) - Strategic joint venture to establish aviation and defense infrastructure in the Baltics and Israel, including NATO-compliant logistics hubs, MRO (maintenance, repair and operations) facilities, and aircraft modernization capabilities. [August 29, 2026]

Star 26 Capital Inc.

Acquisition of 100% of Star 26

On December 15, 2024, the Company entered into the Securities Purchase Agreement and Call Option with Star 26 Capital, Inc., a Nevada corporation (“Star”), the shareholders of Star and Menachem Shalom, as representative of the shareholders, which was subsequently amended on each of February 11, 2025, May 13, 2025, June 15, 2025 and July 25, 2025. Said agreement, as amended, provided that we would acquire 51% of Star and the Star shareholders would grant the Company an option to purchase the balance of the equity. Mr. Shalom, who is the Chief Executive Officer and a director of the Company, is a controlling shareholder, Chief Executive Officer and a director of Star.

On September 15, 2025, the parties executed and delivered the Amended and Restated Securities Purchase Agreement (the “Star Agreement”) with Star, the Star shareholders and Menachem Shalom, the representative of such shareholders, to provide that at closing the Company will acquire 100% of the issued and outstanding capital of Star in consideration of (i) $21,000,000, to be paid by a 12-month $16,000,000 promissory note (the “Investment Note”) and the balance in $5,000,000 cash, less any amounts lent to Star from the Company since December 15, 2024, the date of the original purchase agreement, (ii) 4,770,340 shares of common stock of the Company (the “Shares”), (iii) a five-year warrant (the “Star Warrant”) to purchase an aggregate of 12,017,648 shares of the Company’s common stock for an exercise price of $1.50 per share, (iv) $3,000,000 in cash and (v) a 6-month promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8%. The Shares, Star Warrant, cash and the 6-month note will be assigned by Star to the Star shareholders pro ratably. If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star then held by the Company, provided, however, Star shall retain any cash payments made by the Company to Star and the Company shall retain an equity interest in Star equivalent to all cash payments made.

The closing of the transaction was subject to customary closing conditions, including approval by the Company’s shareholders as required under applicable Nasdaq listing rules. As a result of the above transaction, the Shares issued to Star and assigned to the Star shareholders represented 16.4% of the issued and outstanding shares of Common Stock, and assuming the Star shareholders exercise the Star Warrant, the Star shareholders would hold an aggregate of 16,787,988 shares of Common Stock representing 57.6% of the issued and outstanding shares of Common Stock of the Company as of the date of the closing.

On January 12, 2026, the Company completed the acquisition of Star. As a result of the acquisition, Star 26 became a wholly owned subsidiary of the Company. The transaction was approved by the Company’s shareholders on December 16, 2025 and confirmed by the Nasdaq Stock Market on January 9, 2026.

The financial statements of Star, including its wholly-owned subsidiary B. Rimon Agencies Ltd., and the requisite pro forma financial statements were included in the proxy statement regarding the special stockholders’ meeting with respect to the acquisition of Star by T3 which was filed with the SEC on September 30, 2025 and the registration statement on Form S-1 which was filed with the SEC on February 11, 2025 (registration no. 333-293384).

Star Business Description

Star is an acquisition holding company focused on locating undervalued and undercapitalized companies, primarily in the defense, industrial machinery and application, manufacturing, transportation, information technology, and aerospace industries, and providing them capitalization and leadership to maximize their value and the potential of their private enterprises while also promoting diversification and risk mitigation for our stockholders. Our acquisition strategy focuses on small and medium businesses, which we characterize as those that have an enterprise value of less than $200 million, in a variety of different industries, with a preference for multinational businesses. To date, we have completed a single acquisition of a defense technology company. Star has not identified any specific business as a target for its next acquisition, and it has not entered into any letters of intent, nor has anyone on its behalf, initiated any substantive acquisition discussions, directly or indirectly, with any such target.

Star completed its first acquisition on February 15, 2024, in connection with our operating subsidiary in the Israeli defense industry, B. Rimon Agencies Ltd. Rimon is a defense technology company and has been in business since 1992 serving the country of Israel and acting as an exclusive distributor in Israel of tier-1 generators, masts, and lighting solutions, as well as a wide range of defense, homeland security and commercial systems.

The Company seeks to acquire controlling interests in small and medium businesses that it believes operate in industries with long-term growth opportunities, which continue to have positive and stable earnings and cash flows, face minimal threats from technological or competitive obsolescence, and have strong management teams largely in place. Star’s mission is to make these businesses its majority-owned subsidiaries and actively manage and grow such businesses. Star expects to improve its business over the long term through organic growth opportunities, add-on acquisitions, and operational improvements.

Star currently holds (1) 100% of Rimon, an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange engaged in smart hydration technology, and (3) 51% interest in I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems. Until April 10, 2026, Water.IO owned 100% of ZorroNet Ltd., an Israeli corporation specializing in the development and deployment of artificial intelligence systems for perimeter security, defense, monitoring and command and control applications.

Star’s Corporate History and Structure

Star was incorporated by its founder, Menachem Shalom, on January 17, 2024, as Star 26 Capital Inc., a Nevada corporation. Billio Inc., Star’s wholly owned subsidiary, is a Delaware corporation formed by Mr. Shalom on February 12, 2021, to act as an intermediate holding company for Rimon.

Star’s Acquisition of Rimon

On February 15, 2024, Star executed an assignment and assumption agreement with Mr. Shalom, pursuant to which Star, through its wholly owned subsidiary, Billio, acquired all of the issued and outstanding capital stock of Rimon. Under the terms of that agreement, Star agreed to assume all of Mr. Shalom’s rights and obligations toward the sellers of Rimon, as outlined in earlier agreements by and between the same, dated December 22, 2023, and February 15, 2024. Additionally, Star agreed to reimburse Mr. Shalom for his out-of-pocket costs related to the acquisition of Rimon, and for operating loans which he made to Rimon thereafter. To do so, Star issued him a demand grid promissory note with an initial principal of $155,405, which increased to $280,857 by August 28, 2024, with the initial principal being advanced to cover Mr. Shalom’s out-of-pocket costs, and the increase therein related to the advance for operations. The grid note bears interest at 8% per annum and matures 60 days after the earlier of one year from the issuance date or upon the closing of a private placement or public offering of at least $5,000,000.

Rimon is an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products which business includes the purchase and sale of generators, masts, and lightning products and solutions, which it acquires through exclusive distributorship agreements with key third-party suppliers and the engineering, design, production, integration, and maintenance of special tactical vehicles and trailers, including reconnaissance vehicles, mobile command and control vehicles, firefighting trailers, energy and lighting trailers, and satellite broadcast mobility platforms which are primarily sold to special defense forces, intelligence agencies and the Israeli Defense Forces.

Star’s Market Opportunity and Growth Strategy

We believe there is a significant opportunity for organic growth via the acquisition of small and medium size businesses with an enterprise value of less than $200 million (based on the opinion of our management team and advisors), that may be operating in highly fragmented markets throughout the world, including the U.S. and Israel, which are owned and operated by persons within isolated networks of family offices, entrepreneurs, and intermediaries, each of which with the potential to generate attractive returns for our stockholders and investors. Our core operational principles focus on managing our acquired enterprises to ensure recurring cash flow and lasting terminal value, while fostering long-term sustainability in our investments. To do so, the Company aims to invest in and/or buy controlling stakes in operating, revenue-generating businesses. Controlling stakes would allow us to lead the companies into operational efficiencies, growth in revenues, improved financial reporting and operational procedures, hire talented employees and managers and increase the overall enterprise value of these companies. Star’s search for future acquisition targets focuses on companies located in the U.S. or Israel, or both, that provide products and or services to large defense and aerospace companies and or governments. Notwithstanding the forgoing, we may target and acquire companies for acquisition that are located outside the U.S. and Israel if such acquisitions fit within our overall acquisition philosophy and strategy.

We also believe that the economic and market dislocations resulting from the conflict in Israel, as well as other conflicts worldwide, provide an opportunity for companies in the defense industry to see higher-than-average demand for their products and services. Such market conditions, if they persist, would allow us to focus on acquiring profitable businesses in the defense sector, with the opportunity to take advantage of their potential future growth. Within the Israeli defense market in particular, management expects to see a significant number of businesses struggling to satisfy growing demand for their products and services due to a lack of access to capital and experienced executive level leadership among other factors. We believe we will be able to provide these needed resources to any Israeli target company that it acquires. It is confident that the expertise of our management team and the relationships that they can bring to an acquisition represent a compelling value proposition for any potential acquisition target looking to add working capital, a pathway to exit, and a solid leadership base, to assist such a company to grow and expand and to be able to take advantage of market opportunities as they arise.

Star’s Acquisition Process and Strategy

T3’s current acquisition strategy involves the acquisition of small and medium size businesses in various industries, with an initial focus on industries associated with the defense sector, including but not limited to industrial machinery and application, manufacturing, transportation, information technology, and aerospace, that we expect will produce positive, stable earnings, and provide attractive returns on our invested capital. As part of its evaluation of whether it will acquire a particular business, it will perform a comprehensive due diligence review to determine the quality and intrinsic value of the targeted company. we will also seek to identify operational inefficiencies which it would expect to resolve, post-closing, by implementing streamlined processes, optimizing resource allocation, and leveraging innovative solutions with the objective of enhancing overall productivity and effectiveness of such companies. Its due diligence typically includes an analysis of the target Company’s financial statements, detailed document reviews, meetings with current management, consultations with relevant industry experts, competitors, suppliers, and customers, and any other information gathering that we deem appropriate in conducting a comprehensive analysis.

Management believes that the defense sector is poised to experience significant growth in the next few years due to the increasing number of violent conflicts in the world, which may cause an increase in direct demand for defense solutions from conflict participants and their allies. We also anticipate seeing indirect, additional defense industry growth for, as we have observed, countries not involved in or participating in conflicts tend to increase their defense budgets and spending in anticipation of additional future conflicts in which they may become involved. It is our belief that acquiring companies in the defense sector will help us establish a unique marketing network and build expertise in the greater defense sector, thus enabling us to cross-sell products to our large customers and facilitate higher success rates in our sales efforts.

According to the Company’s industry specific market research and analysis, and the network and knowledge of its management team, it is our expectation that attractive opportunities are likely to emerge as private sector owners aim to grow their businesses through scaling or by forming outside partnerships to add value. Our value-add proposition involves partnering with exceptional entrepreneurs, acquiring their companies, and guiding them by providing the funding and resources they will need to become global enterprises. We believe that through this approach we will be more likely to identify and attract potential and appropriate targets for acquisition. Management also believe that the greatest opportunities for consistent annual returns and residual returns on capital from its acquisitions lie in targeting businesses in niche geographical markets with a competitive edge in the defense, government, and military sectors, especially in the U.S. and Israel. While we expect our management team will be most effective working with the types of businesses described above, we will also consider acquiring businesses outside of these industries and sectors as long as any such businesses are congruent with our acquisition strategy.

Pursuant to the acquisition strategy, the Company will seek to structure its transactions such that each of the businesses it acquires will become its wholly owned or controlled subsidiary. However, we may also close acquisitions that result in its ownership of an entity being less than 100%, to meet certain objectives of the target management team or their then-existing stockholders, or for other strategic reasons; provided that we will always acquire more than 50% of the outstanding voting control of any target, or otherwise obtain a controlling interest in such target.

T3 intends to finance acquisitions primarily through the public or private sale of our equity and debt securities. While the success of this financing strategy cannot be guaranteed, the ability to finance future acquisitions through its general capital resources, rather than through acquisition-specific financing, will allow us to minimize delays and closing conditions, thereby enhancing its ability to acquire attractive businesses. Because the timing and size of future acquisitions cannot be readily predicted, we may need access to funding on short notice to be able to benefit fully from attractive acquisition opportunities.

As part of the acquisition strategy, we will seek to evaluate each potential target’s management team and operational and financial strengths and weaknesses. It will review and compare identified targets to comparable businesses and conduct in-depth research on each potential target’s industry to enhance our assessment of their financial and operational performance and their growth and success potential. We will thoroughly negotiate appropriate terms and conditions of any acquisition of a target company that satisfies its acquisition criteria. Some of the future acquisition targets may be financially unstable or in the early stages of development or growth. Even if pre-existing conditions do not negatively impact its decision to acquire a target company, such target may also be subject to numerous other risks inherent in its business and industry, as well as the risks faced by generally by capital markets participants. Although its management team will endeavor to comprehensively evaluate the risks associated with any particular acquisition target, Star cannot assure you that it will properly ascertain, assess, or protect against all significant risk factors.

Valuation and Due Diligence

We intend to perform rigorous business operations and financial evaluations of any target businesses (or assets) that it may acquire. During such due diligence, we intend to evaluate the financial aspects of its acquisition targets using the following metrics:

●	discounted cash flow analysis;

●	evaluation of trading values of comparable public companies;

●	expected value matrices;

●	assessment of competitor, supplier, and customer environments; and

●	review and examination of recent/precedent transactions.

We expect our target review process will yield two outcomes, (1) an accurate projection of expected cash flows, and (2) an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that our detailed target company review process will enable us to effectively evaluate the prospects and upside of any given acquisition opportunity. Additionally, to assist management in identifying material risks and validating key assumptions in our financial and operational analysis, we will engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. We may also engage technical, operational or industry consultants, as necessary.

We also engage in an extensive evaluation of each target’s existing management team, including a focus on recent performance, expertise, experience, culture, and performance incentives. Where necessary, and consistent with our management strategy, following the acquisition of a target company, we will actively seek to augment, supplement, or replace existing members of target company management who we believe are not likely to properly execute our business plan for the target. Star also analyzes and evaluates the operational and financial systems of each target business and, when necessary, post-acquisition, we will actively seek to enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business.

Financing

T3 expects to finance acquisitions primarily through additional equity and debt offerings. Although we cannot guarantee that we will be successful with this strategy, management believes that having the ability to finance particular future acquisitions with the general capital resources raised by the company will provide us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, we believe that, in the future, we will need to pursue access to additional capital via debt or equity offerings to successfully fund and execute our business and acquisition strategy.

Competition

In identifying, evaluating, and selecting potential target businesses for our acquisition strategy, we may encounter intense competition from other entities that have business objectives similar to ours, including blank check companies such as SPACs, leveraged buyout funds, operating businesses seeking strategic acquisitions, and private equity groups. Many of these entities are well-established and well-financed and may have greater experience identifying and effecting acquisitions directly or indirectly. These competitors may possess greater financial, technical, human, and other resources than we do. Our ability to acquire larger target businesses in our target sectors will be limited by its available financial resources. Our inherent financial limitations may provide others with an advantage to pursue the acquisition of one or more of its identified target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating acquisitions.

Competitive Advantages

We believe that the collective investment experience of our management and approach to executing its investment strategy will enable it to have several competitive advantages. Our competitive strengths that differentiate us from other acquisition holding companies include:

●	Specialization in the Military and Defense sector. We believe that our focus on the military and defense sectors will enable us to be competitive. This industry may be undergoing a significant transformation as government acquisition processes and new policy incentives align to prioritize national security objectives and promote the adoption of new commercial technologies for military use. In addition, the combination of governments of multiple countries having a need for new, advanced technologies to combat modern threats, along with changing warfare tactics, is driving this specific demand. We believe we are uniquely positioned to enter and succeed as an acquisition holding company in this industry.

●	International and Sector-Specific Expertise. Mr. Shalom, the founder and Chief Executive Officer of T3, has operated businesses internationally, including in Israel. His extensive international experience and knowledge of Israeli business operations, along with a broad network of contacts, provide us with a competitive advantage. This network can assist us in identifying new acquisition targets, finding suitable managers, and securing international capital. Additionally, our directors and executive officers bring executive, investment, and operational experience in managing and growing small and middle-market companies in the defense sector. We believe this combined expertise gives us a significant edge in evaluating future business and acquisition opportunities.

●	Value Proposition for Business Owners. We employ a creative, flexible approach by tailoring each acquisition structure to meet the specific liquidity needs and certain qualitative objectives of a target’s owners and management team. We are open to providing a complete exit strategy to its sellers or providing opportunities to retain incumbent management. In this effort, we believe that T3 is an appealing buyer for small business owners and managers. As a result, we believe business owners and managers will find it to be a dynamic, value-added buyer that brings resources to achieve their strategic, capital and operating needs, resulting in value creation for the operating subsidiary.

Human Capital

As indicated below, Star’s operating subsidiary Rimon employs 18 people: three technicians, two engineers, three assembly workers, three sales employees, one customer support employee, one financial bookkeeper, and five management employees. None of our employees or any of our subsidiary’s employees are represented by labor unions, and we believe that we have an excellent relationship with such employees.

Sales and Marketing

Star markets its generators, masts, lightning and utility vehicles through our websites and by working with our internal sales team that offers relevant off-the-shelf or tailor-made solutions based on specific client needs and requests. In the future, Star intends to utilize numerous avenues to promote its business, including digital marketing across social media channels, Web3 reservation systems, and various modes of advertisements.

Legal Proceedings

On March 3, 2026, the Company obtained a copy of a summons and complaint filed in the Supreme Court of the State of New York dated February 24, 2026 by Kingswood Capital Partners, LLC against Star 26 Capital, Inc., and T3. The complaint alleges that a success fee is due for an earned investment banking success fee arising from a transaction. The Company denies all the allegations and intends to vigorously defend such action, which it believes is without merit.

Government Regulation

The following is a list of government regulations which may apply to Star now or in the future as it continues to carry out its business:

●	Approval of U.S. and Other Defense Acquisitions. Many countries, including Israel, require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense-related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, its future acquisitions of defense-related and other potentially sensitive businesses in the U.S., if any, may require review, and in some cases approval, by the Committee on Foreign Investment in the U.S. (CFIUS). CFIUS has the authority to impose additional restrictions through National Security Agreements (NSA) as part of its review and approval of the acquisitions.

●	Procurement Regulations. Solicitations for procurement by governmental purchasing agencies in Israel, the U.S. and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including due diligence, avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements. Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain. In view of the ongoing conflict between Russia and Ukraine, various countries and organizations have adopted specific sanctions and regulations to restrict, among other things, the use of certain goods and technologies originating from Russia. Similarly, the United Stated has adopted specific regulations to restrict, among other things, the procurement of goods or services from specific Chinese entities. Such regulations may apply to us as well as to our supply chain.

●	Anti-Bribery/Corruption Regulations. Star may conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters are required to maintain and follow an anti-bribery/corruption compliance program.

●	Cybersecurity and Data Privacy Regulations. Certain data relating to employees, customers and supply chain that we may receive and maintain, now or in the future, directly or indirectly, is subject to data privacy regulations, including those of the European General Data Privacy Regulation and corresponding Israeli legislation. There has also been an increased focus on cybersecurity, as global privacy, cybersecurity and data protection-related laws and regulations are evolving, extensive, and complex. Star may also be required to comply with expanding and increasingly complex cybersecurity regulations and guidelines in the United States, Israel and elsewhere with respect to reporting adverse events and additional requirements for avoiding or responding to an adverse event.

●	Audit Regulations. In the future, the Israeli Ministry of Defense may audit the books and records of our Israeli defense contractor subsidiaries. Such books and records and other aspects of projects related to U.S. defense contracts, if any, will also be subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price as well as potential penalties. Some other customers have similar rights under specific regulations or contract provisions.

●	Competition Laws. Competition laws and regulations in Israel, the U.S. and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include the formation of joint venture entities, cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

●	Environmental, Health and Safety Regulations. Star may become subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This potentially includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact. Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of climate change, such as regulating greenhouse gas emissions, policies mandating or promoting the use of renewable or zero-carbon energy and sustainability initiatives, and additional taxes on fuel and energy. Legislation or regulations may be enacted or promulgated in any jurisdiction in which we do business that impose more stringent restrictions and requirements than our current legal or regulatory obligations. In January 2023, the European Corporate Sustainability Reporting Directive (CSRD) came into force, which requires in-scope companies, among other things, to make sustainability reports including certain mandatory disclosures and other voluntary disclosures on impacts, risks, and opportunities in relation to sustainability matters identified as material by the relevant entity. On March 6, 2024, new SEC rules on climate-related disclosure were adopted which may subject us to burdensome and potentially costly emissions and other data gathering and reporting requirements. We will continue to assess the potential impact of the CSRD and SEC rules on our business and subsidiaries, if any.

B. Rimon Agencies Ltd., Star’s Israeli Defense Business

Star’s defense military technology business is operated by B. Rimon Agencies Ltd., our indirect, wholly owned operating subsidiary that Star acquired on February 15, 2024.

Rimon is an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products which business includes the purchase and sale of generators, masts, and lightning products and solutions, which it acquires through exclusive distributorship agreements with key third-party suppliers and the engineering, design, production, integration, and maintenance of special tactical vehicles and trailers, including reconnaissance vehicles, mobile command and control vehicles, firefighting trailers, energy and lighting trailers, and satellite broadcast mobility platforms which are primarily sold to special defense forces, intelligence agencies and the Israeli Defense Forces.

The Defense Industry

The primary geographic market focus as of the date hereof is Israel where the majority of its customers are located and operate. Israel accounted for 4.4% of global arms exports between 2021 and 2025, up from 3.1% in the prior five-year period, making Israel the seventh-largest arms exporter in the world and surpassing the United Kingdom for the first time. Israel’s defense exports reached a record $14.8 billion in 2024, the fourth consecutive year of record exports, driven by strong global demand for Israeli air defense, unmanned aerial vehicle, and counter-UAS technologies. Three Israeli companies—Elbit Systems Ltd., Israel Aerospace Industries Ltd. (IAI), and Rafael Advanced Defense Systems Ltd.—rank among SIPRI’s Top 100 global arms-producing companies, with combined arms revenues of approximately $16.2 billion in 2024, representing a 16% year-over-year increase. Israel’s military spending increased by 65% in 2024 to $46.5 billion, or 8.8% of GDP—the second-highest military burden in the world—reflecting the intensity of ongoing multi-front military operations. Israel remains one of few countries with successful experience operating a multi-tiered missile defense system, and its defense technologies continue to be adopted by major global militaries. Notable recent transactions include the sale of the Arrow 3 missile defense system to Germany—the largest arms sale in Israel’s history—and defense agreements with India totaling approximately $10 billion encompassing air defense systems and drones. Israel exports arms to customers in 23 European countries, 10 Asian countries, and multiple countries in the Americas and Africa, with Europe (41%) and Asia (40%) representing the largest regional shares of Israeli defense exports.

Global military expenditure reached a record $2.7 trillion in 2024, representing a 9.4% increase over the prior year, driven by the Russia-Ukraine conflict, regional tensions in the Middle East and Asia-Pacific, and broader geopolitical realignment. The United States remained the world’s largest military spender at $997 billion in 2024, and the proposed fiscal year 2026 defense budget represents the first-ever trillion-dollar U.S. defense budget request. The U.S. defense market was valued at approximately $314 billion in 2024 and is projected to reach approximately $447 billion by 2033, growing at a CAGR of approximately 4.0%. The broader global defense technology market is estimated at approximately $750 billion in 2026 and is projected to reach approximately $965 billion by 2030, reflecting a CAGR of approximately 6.5%, with the United States accounting for approximately 40% of global defense technology revenue. In Europe, 17 of the 30 European NATO members reached or surpassed the alliance’s 2% of GDP spending guideline in 2024, with notable increases in Romania (+43%), the Netherlands (+35%), Sweden (+34%), Poland (+31%), and Germany (+28%), and NATO allies agreed at the June 2025 Hague Summit to increase the alliance spending target to 5% of GDP by 2035, comprising at least 3.5% for core defense expenditures and up to 1.5% for broader defense- and security-related investments. These trends reflect a structural increase in global defense spending that we believe creates significant market opportunities for defense technology companies operating in Israel and internationally. While the Company is in the early stages of entering the United States defense market through its subsidiaries, the Company intends to pursue opportunities in the U.S. and other international markets over time.

Tiltan Software Engineering Ltd.

Acquisition of 100% of Tiltan

On December 30, 2025, the Company consummated its acquisition (the “Tiltan Acquisition”) of all of the issued and outstanding shares of Tiltan Software Engineering Ltd. (“Tiltan”) pursuant to a Stock Purchase Agreement, as amended (the “Tiltan Purchase Agreement”), among the Company, its wholly owned subsidiary Nukk Picolo Ltd. (“Nukk Picolo”), Tiltan and Arie Shafir (the “Tiltan Seller”), in consideration of NIS 47,600,000 (approximately $14,000,000). Pursuant to the Tiltan Purchase Agreement, the purchase price is payable in a combination of (i) cash equal to 75% of the purchase price (the “Cash Portion”), or NIS 35,700,000 (approximately $10,500,000), a portion of which (NIS 5,283,333, less NIS 666,667 retained by the Company as working capital for Tiltan) will be paid by the Company to the Tiltan Seller and the remainder of which is evidenced by a secured promissory note (the “Tiltan Note”) in the principal amount of NIS 29,750,000 (approximately $8,750,000), and (ii) shares of Common Stock equal to 25% of the purchase price (the “Stock Portion”), or NIS 11,900,000 (approximately $3,500,000). The remaining Cash Portion of NIS 29,750,000 (approximately $8,750,000) is payable by the Company in five installments at 36-day intervals until the final payment on June 29, 2026, with the first two installments each being reduced by NIS 666,667 for working capital to be retained by Tiltan. The cash payments are evidenced by the Note and secured by the pledge described below. As a result of the acquisition, Tiltan became an indirect wholly owned subsidiary of the Company.

In connection with the closing of the Tiltan Acquisition, the Company deposited 2,000,000 shares of Common Stock (the “Escrowed Shares”) into escrow with an escrow agent. On June 29, 2026, the escrow agent shall release to the Tiltan Seller shares of Common Stock having an aggregate value equal to 25% of the purchase price (NIS 11,900,000), calculated based on the market price of the Common Stock on said date. Any Escrowed Shares in excess of this amount shall be cancelled and returned to the Company. If the value of the Escrowed Shares on said date is less than 25% of the purchase price, the Company is required to either (i) issue additional shares of Common Stock to the Tiltan Seller or (ii) pay the Tiltan Seller the difference in cash, so that the Seller receives shares and/or cash having an aggregate value equal to 25% of the purchase price. as consideration that may be released to the Tiltan Seller in accordance with the Tiltan Purchase Agreement.

Also in connection with the closing of the Tiltan Acquisition, the Company issued the Tiltan Note to the Tiltan Seller. The Tiltan Note matures in five equal installments (other than the first two installments which have been reduced by NIS 666,667 for working capital to be retained by Tiltan) at 36-day intervals beginning on the 36th day following the closing date until the final payment which is due on June 29, 2026. The Tiltan Note does not bear interest unless an Event of Default (as defined in the Tiltan Note) occurs, in which case the outstanding principal amount shall bear interest at the rate of 10% per annum from the date of default until payment. Events of Default include failure to timely make a monthly installment payment within ten (10) business days after written notice is received from the Tiltan Seller, bankruptcy of the Company or Nukk Picolo, material breach of the Tiltan Purchase Agreement, and cessation of business operations for a continuous period of twenty (20) days. Upon an Event of Default, the Tiltan Seller may declare all amounts due and payable and exercise remedies under the Tiltan Note and the Pledge Agreement (as defined below).

As security for the Company’s payment obligations under the Tiltan Note and the Tiltan Purchase Agreement, Nukk Picolo entered into a pledge agreement (the “Pledge Agreement”) with the Tiltan Seller, pursuant to which Nukk Picolo granted the Tiltan Seller a first-priority security interest in all 100 shares of Tiltan acquired in the Tiltan Acquisition. The security interest shall be registered with the Israeli Registrar of Companies. Upon full payment of all amounts due under the Tiltan Note and the Tiltan Purchase Agreement, the pledge shall be released.

The acquisition of Tiltan did not require pro forma financial statements given the impact of the acquisition on the financial condition of acquisition was not material.

Business of Tiltan

Tiltan develops simulation, geospatial, and operational software solutions that enable its defense and homeland security customers to train personnel, test systems, navigate, and operate in complex environments using realistic three-dimensional mapping and sensor-based data. Tiltan’s core capabilities—mapping, simulation, and machine vision—can be offered as distinct products but are designed to work together as an integrated solution for situational awareness and decision support. In plain terms, Tiltan makes software that turns complex real-world environments into clear digital tools: it helps customers create a detailed digital version of a physical area (a “terrain model”), build a digital copy of a real location that mirrors real-world conditions (a “digital twin”), and construct computer-generated virtual worlds for training or testing purposes (a “synthetic environment”).

Tiltan offers five principal products and platforms: (1) T-AWARE, an exploitation system for processing, analyzing, and visualizing multi-sensor intelligence data; (2) TOPS, a physics-based simulation platform that generates high-fidelity imagery across visible light (standard camera imagery similar to what the human eye sees), infrared (heat-based imagery useful for seeing in darkness), and synthetic aperture radar or SAR (radar imaging that can detect objects through clouds, darkness, and adverse weather conditions); (3) Majestic.ai, a generative AI platform for creating realistic synthetic datasets used to train AI systems more quickly and cost-effectively than using real-world imagery; (4) T-BAT, a software-only navigation solution for drones and aircraft that enables autonomous operation when GPS signals are unavailable, jammed, or unreliable; and (5) AGM, a rapid automatic geo-mapping tool that converts spatial data into actionable geospatial intelligence.

History and Structure

Tiltan was founded over 30 years ago and is headquartered in Petach Tikva, Israel. The company has long served as both a direct supplier and subcontractor to all major Israeli defense companies, both governmental and non-governmental, building a track record in AI-driven simulation, synthetic data generation, geospatial intelligence, and GPS-denied navigation for defense applications.

Tiltan reported revenues of approximately $2,964,000 and $2,185,000 for the fiscal years ended December 31, 2024 and December 31, 2025, respectively, but has not been included in the Company’s 2025 Financial Statements.

Market Opportunity and Growth

Tiltan’s products address several large and growing markets driven by rising global defense spending, heightened geopolitical tensions, and the proliferation of autonomous systems that require advanced simulation, synthetic training data, and GPS-denied navigation capabilities.

In the synthetic data market, the global AI training dataset market was valued at approximately $1.73 billion in 2022 and is forecast to reach approximately $8.61 billion by 2030, representing a compound annual growth rate of approximately 22%. According to Gartner, synthetic data is expected to overshadow more than 85% of real data in AI model training by 2030, reflecting a fundamental shift in how AI systems are developed and trained. Tiltan’s Majestic.ai platform is positioned to address this growing demand by providing physically accurate, validated outdoor visual sensor synthetic datasets for defense and, increasingly, commercial AI applications.

In the GPS-denied navigation market, the broader UAV navigation systems market was valued at approximately $9.73 billion in 2024 and is projected to reach approximately $20.41 billion by 2029, with a CAGR of approximately 15.97%. The U.S. drone software market is projected to grow at a CAGR of 15.4% through 2030. Tiltan’s T-BAT product addresses the software-only segment of this market, which is in its early stage with only five known competitors globally offering pure software solutions without requiring dedicated hardware.

Tiltan is actively pursuing international expansion beyond its Israeli base. In Asia, Tiltan has secured a purchase order from a governmental technology institute and is in advanced stages of formalizing representative arrangements with additional opportunities under proposal. In Europe, Tiltan has signed representative consultancy agreements in two major European countries, submitted a price proposal to a major European integrator, and is in advanced negotiations with another. In the United States, Tiltan is exploring various resellers, value-added resellers, and representatives, with an opportunity involving a large governmental entity under evaluation.

Competition and Competitive Advantage

Tiltan competes with a range of Israeli and international defense simulation, geospatial intelligence, and AI training companies across its product lines. Competition varies by product:

In GPS-denied navigation (T-BAT), Tiltan competes with five global companies offering software-only solutions: Sightec (Israel), Protrack (Israel), Spleenlab (Germany, product under development), Daedalean (Switzerland), and SSCI (United States). Most other GPS-denied solution providers offer complete hardware-software packages that are more complex and expensive, whereas T-BAT is a software-only, customer-agnostic solution that complements existing UAV OEM platforms and components without requiring dedicated hardware.

In synthetic data for AI training (Majestic.ai), direct competitors include Sky Engine AI, Parallel Domain, Cognata, Bifrost, Anyverse, and Simerse. Most of these competitors rely on third-party 3D engines such as Unity or Unreal, which are primarily designed for gaming and 3D display rather than physics-based sensor simulation. Indirect competitors include large technology companies such as NVIDIA, Microsoft, and Google, which invest in AI training infrastructure and maintain programs to partner with synthetic dataset providers, representing both competition and potential collaboration opportunities. Data labeling companies such as Alegion, CloudFactory, and SuperAnnotate are also considered indirect competitors, as synthetic data represents a threat to their manual labeling business models.

The Company believes that Tiltan’s key competitive advantages include over 30 years of proven delivery to all major Israeli defense companies; a proprietary physics-based 3D engine that provides full control over development, special features, and no third-party royalty obligations; the ability to generate synthetic data across visible light, infrared, and SAR sensor types, addressing the most demanding defense use cases; a working alpha version of its Majestic.ai platform with early adoption by defense customers; and recognition from the Israeli Ministry of Defense, including an award in an advanced computer vision competition and validation of its infrared simulation capabilities against competitors, in which Tiltan’s results outperformed other participants.

Human Capital

Tiltan currently employs approximately 14 people in Israel, with expertise in AI, computer vision, geospatial engineering, 3D modeling, simulation, and software development. The team draws from Israel’s defense-technology talent pool and emphasizes innovation and quality in its product development.

Sales and Marketing

Tiltan’s sales efforts are led by its CEO, who dedicates approximately one-third of his time to business development activities, supported by a part-time business development consultant. Sales activities target defense prime contractors and government agencies, historically through direct contracts and subcontracting arrangements with major Israeli defense companies. Tiltan’s marketing efforts include technical demonstrations, participation in defense industry events, and digital channels showcasing the company’s physics-based simulation realism and AI capabilities. Since the acquisition,

Government Regulations

Tiltan is subject to Israeli Ministry of Defense export controls applicable to defense items and technologies. The company maintains compliance controls through DECA (Defense Export Controls Agency) oversight. As an indirect subsidiary of a U.S. public company, Tiltan’s activities involving technology transfers or international sales are subject to U.S. International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR), cybersecurity standards applicable to defense systems, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act (FCPA). Tiltan does not currently receive any governmental funding, grants, or R&D support from the Israel Innovation Authority or other government sources. There are no royalties owed to any third parties. No material regulatory violations have been reported.

Intellectual Property

Tiltan does not currently hold any registered patents, pending patent applications, registered trademarks, or pending trademark applications. Tiltan’s principal intellectual property consists of its proprietary software platforms and 3D engine, which are developed in-house and over which Tiltan maintains full control without third-party royalty obligations. The company’s competitive position is based primarily on its accumulated know-how developed over more than 30 years of defense software engineering, its proprietary physics-based simulation engine, and the specialized expertise of its team. Tiltan has not granted, and has not been granted, any material intellectual property licenses.

Nimbus Acquisition

Acquisition of 100% of Nimbus

On January 15, 2026, the Company consummated its acquisition (the “Nimbus Acquisition”) of 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company (“Nimbus”) specializing in unmanned aerial systems and services, pursuant to the terms of that certain Stock Purchase Agreement, dated January 15, 2026 (the “Nimbus Purchase Agreement”), by and among the Company, Nimbus and Elad Defense LLC (“Elad”). In connection with the closing of the Nimbus Acquisition, the Company issued to Elad as consideration (i) 1,850,000 shares of Common Stock and (ii) a $3,250,000 convertible 24-month note (the “Nimbus Note”) bearing 6% interest, which is convertible at the option of the holder at a fixed price of $2.00 per share. The Nimbus Note also prohibits the Company from issuing the holder shares that would result in the holder beneficially owning more than 4.99% of the outstanding shares of Common Stock. The Nimbus Note was converted to an aggregate of 1,625,000 shares of Common Stock as of February 17, 2026.

Business Description

Nimbus is an Israeli unmanned aerial vehicle (UAV) company engaged in the sale of various drone models primarily for the defense, homeland security, and civilian industries. Nimbus provides end-to-end UAV solutions, including drone hardware sales and maintenance, aerial photography, mapping and imaging services, and professional UAV pilot training and knowledge transfer. Nimbus serves defense and security organizations, municipalities, local authorities, and surveying and engineering firms with customized unmanned aerial systems and related services.

History and Structure

Nimbus was founded in 2024 and is headquartered in Jerusalem, Israel.

Nimbus reported approximately $940,000 in revenue for the fiscal year ended December 31, 2025, but has not been included in the Company’s 2025 Financial Statements. As a company founded in 2024, Nimbus had limited operations and revenue prior to fiscal year 2025.

Market Opportunity and Growth

Nimbus operates in the growing global UAV and counter-UAS markets, which are driven by increasing adoption in defense, homeland security, public safety, agriculture, and commercial sectors. Demand for drone-based intelligence, surveillance, and reconnaissance capabilities continues to expand amid heightened geopolitical tensions, border security requirements, and the proliferation of unmanned systems. In Israel specifically, the Ministry of Defense has issued tenders for UAV-related contracts valued at approximately NIS 50 million, reflecting the domestic market opportunity. The ongoing security situation in Israel and globally has further increased demand for UAV operations and counter-drone capabilities. Nimbus has secured new customers since its acquisition by T3, though these engagements have not yet reached material revenue levels.

Competition and Competitive Advantage

Nimbus competes primarily with Israeli UAV service providers and drone companies, including Lol TV and Profilor Drones, as well as international UAV service providers and manufacturers. The UAV market is characterized by a growing number of participants, rapid technological development, and increasing demand from both defense and civilian sectors. Nimbus’s competitive advantages include its comprehensive end-to-end UAV lifecycle support encompassing hardware sales, maintenance, aerial operations, certified pilot training, and operational knowledge transfer; its expertise in customized professional systems for defense and critical applications; its ability to serve diverse sectors including security, public, commercial, and agriculture with integrated services; and its presence in Israel’s defense and technology ecosystem, which provides access to operational experience in high-stakes environments.

Human Capital

Nimbus currently employs 2 persons who are involved in both operations and sales activities. None of our employees or any of our subsidiary’s employees are represented by labor unions, and we believe that we have an excellent relationship with such employees.

Sales and Marketing

Nimbus’s sales activities are conducted by its 2 employees, who focus on direct engagements with defense and security entities, public sector agencies including municipalities and local authorities, and commercial clients such as surveying and engineering firms. Historical sales focus has been on the Israeli market, emphasizing operational reliability and professional-grade UAV applications. Marketing efforts leverage industry demonstrations, digital channels, and participation in defense and technology events.

Government Regulations

Nimbus holds UAV pilot licenses issued by the Civil Aviation Authority of Israel (CAAI) and complies with Israeli civil aviation regulations governing drone operations, including flight restrictions and airspace management requirements. As an Israeli UAV company within a U.S. public entity, Nimbus is subject to Israeli Ministry of Defense and civil aviation export regulations for drones and dual-use technologies. U.S. activities are subject to ITAR, EAR, and applicable FAA or equivalent standards for drones, as well as cybersecurity requirements for defense systems and anti-corruption laws including the FCPA. Nimbus does not currently receive any governmental funding or grants, and there are no royalties owed to third parties. No material regulatory violations have been reported.

Intellectual Property

Nimbus does not currently own any patents, patent applications, registered trademarks, or other material intellectual property. The company has not been granted, and has not granted to others, any intellectual property licenses.

Blade Ranger Ltd.

On August 20, 2025, the Company entered into an Exclusive Distribution Agreement (the “Distribution Agreement”) with Blade Ranger Ltd. (“Blade Ranger”), an Israeli public company specializing in development of drones payloads. Blade Ranger develops and commercializes drone technologies for the solar energy market. In addition, it has developed a payload that is used by defense and homeland security forces.

Pursuant to the Distribution Agreement, Blade Ranger granted the Company exclusive distribution rights for defense and homeland security sector in the United States for its proprietary product - a unique drone payload that can be used by military forces and homeland security organizations. We agreed to pay Blade Ranger $100,000 for the exclusive U.S. rights, with the first payment is to be made by the end of November 2025, and equal payments are due at the end of the next three consecutive quarters. The Company committed to purchase 5 units in Year 1, 10 units in Year 2, and 15 units in Year 3. Upon meeting these targets, the Distribution Agreement extends for an additional five years with a 20 unit annual commitment. If we achieve 125% of revenue targets in any year, the Company will receive an 8% credit on annual purchases.

As part of this strategic shift, the Company incorporated a new subsidiary in Delaware, Nukkleus Defense Technologies, Inc., to focus on the commercialization of third-party defense-related products, technologies and solutions (including the Blade Ranger products) and to explore the development and commercialization of proprietary solutions targeting defense and aerospace markets.

Mandragola Aviation Joint Venture

On August 28, 2025, the Company, Nukk Picolo Ltd., a wholly-owned Israeli subsidiary of ours, and Mandragola Ltd., an Israeli company (“Mandragola”) entered into a Joint Venture Agreement (the “JV Agreement”). Pursuant to the terms of the JV Agreement, the parties will establish a joint venture company in Israel (the “JV Company”) which is intended to establish advanced manufacturing zones in both the Baltics and Israel, designed to support civil and defense aviation needs. Plans also include the development of a NATO-compliant logistics hub in Riga in cooperation with additional regional partners, as well as facilities dedicated to licensed maintenance and repair (MRO) services, aircraft modernization, resale, and leasing, including the deployment of the de-icing technology for commercial aircrafts which the Company recently licensed (on an exclusive basis) from Blade Ranger Ltd. Pursuant to the JV Agreement, Nukk Picolo will hold 51% equity interest in the JV Company. The JV Agreement provides that, under certain specified conditions, we can require Mandragola sell to us its participating interest in the JV Company in consideration for the issuance of the Company’s common stock based on the then specified valuation of JV Company as set forth in the JV Agreement.

Mandragola is a Israeli business development and investment company specializing in advanced technologies and strategic partnerships. Under the JV Agreement, Mandragola has undertaken to provide to the JV Company a 24 month committed credit line of up to $2 million on an as needed basis.

Nukk Picolo has the right to designate three of the five member board of the JV Company with Mandragola designating the remaining two directors.

Under the JV Agreement, we issued to Mandragola 310,000 restricted shares of common stock, five year warrants to purchase 250,000 shares of T3 common stock at a per share exercise price of $4.40 and five year warrants for an additional 350,000 shares at a per share exercise price of $6.00 (the “Performance Warrants”). The Performance Warrants only vest upon the JV Company achieving $25 million cumulative revenue. If the revenues targets are not achieved by the JV Company within the five-year period, the Performance Warrants expire.

ITS and Positech

On February 16, 2026, T3 Defense acquired 51% of the outstanding equity capital of I.T.S. Industrial Tecno-logic Solutions Ltd. (“ITS”) on a fully diluted basis. We have a 3- year option to acquire the remainder 49% from the other shareholder of ITS.

ITS is an Israeli company providing design, development, production, and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. Positech Ltd., its wholly-owned subsidiary, designs and manufactures top-of-the-line, high-performance motion control systems for military and civilian use. ITS and Positech provide small to middle-series one-stop shop “Build to Spec” & “Build to print” custom-made prototypes and OEM systems in the mechanical, electrical, hardware, firmware and software engineering fields.

The acquisition was consummated pursuant to the terms of the Agreement dated June 8, 2025 (the “Agreement”) among Star 26, ITS and its controlling shareholder Gera Eron. As of February 15, 2026, the Company has lent ITS an aggregate of NIS 10,000,000 (approximately $3,235,500), with interest accruing at the annual rate of the Israeli Consumer Price Index plus 4%. Pursuant to the Agreement, the loans shall only be repaid after January 1, 2027 if (i) the aggregate amount of the assets of ITS will be at least 150% higher than the liabilities for at least 6 continuous months and (ii) the total aggregate amount of bank credit provided to ITS and Positech shall be lower than an aggregate of 3 months of income generated by ITS and Positech for 6 continuous months.

In consideration for the loan, Star received 51% of the share capital of ITS on a fully diluted basis. Neither Star nor the Company is required to provide any additional consideration for the ITS shares.

Pursuant to the terms of the Agreement, Star was also granted an exclusive option to purchase the remainder 49% of ITS for three years from the controlling shareholder. Depending on whether the option is exercised in the first, second or third year hereafter, the agreed purchase price for the 49% is 25 million NIS, 30 million NIS or 35 million NIS, respectively. The Agreement also provides for additional loans to be made, and all such loans were made. The loans we made are only to be repaid from cash flow surpluses after ITS has provided for its working capital required and growth financing requirements and also after reducing its liabilities to banking institutions. Strategic decisions require the consent of Gera Eron, including any amendments to the articles of association, the capital structure of ITS or Positech, raising capital and acquisitions.

The audited financial statements of ITS, including its wholly-owned subsidiary Positech, as well as pro forma financial statements, were filed with the SEC under a Form 8-K/A on April 1, 2026.

Business Description

ITS is an Israeli engineering and manufacturing company specializing in the serial production of complex electro-mechanical machines and integrated production systems on a build-to-spec and build-to-print basis. ITS provides end-to-end engineering and manufacturing solutions—from initial concept and prototyping through full-scale assembly line deployment—using a Design for Manufacturing (“DFM”) methodology that enables advanced products to be manufactured reliably and at scale. In plain terms, ITS designs and builds the specialized production lines and machines that its customers need to manufacture their own complex products in volume. The company’s services encompass mechanical and electrical engineering design, precision machining, firmware and software development, supply chain management, and factory deployment.

ITS serves customers across multiple sectors, including defense and security technologies, digital three-dimensional printing, agricultural technology and smart farming systems, advanced industrial automation, and specialized research and development and innovation systems. ITS’s named customers include Netafim Ltd. (a global leader in smart irrigation and agricultural technology), Tritone Technologies Ltd. (a metal additive manufacturing company), and several other Israeli technology and defense companies.

History and Structure

For over 30 years, ITS has specialized in engineering and manufacturing integrated electro-mechanical machines, advanced production systems, and assembly lines for defense and industrial applications. In 2016, ITS acquired a 51% controlling stake in Positech Ltd. (“Positech”) and acquired full ownership in 2021, making Positech a wholly-owned subsidiary of ITS.

ITS reported revenues of approximately $6,395,000 and $4,549,000 for the fiscal years ended December 31, 2024 and December 31, 2025, respectively, but has not been included in the Company’s 2025 Financial Statements.

Market Opportunity and Growth

ITS operates in the defense and advanced manufacturing sectors, serving customers that require precision-engineered production systems for complex electro-mechanical products. The company’s market opportunity is driven by growing demand for reliable, scalable manufacturing solutions in Israel’s defense industrial base, as well as in commercial sectors including agricultural technology, additive manufacturing (3D printing), and industrial automation. Israel’s defense industry, which supports three companies in SIPRI’s Top 100 global arms producers with combined revenues of approximately $16.2 billion in 2024, relies on a domestic ecosystem of specialized manufacturers and subcontractors such as ITS to deliver the production infrastructure required for defense programs. Increased global defense spending and the expansion of Israel’s defense export market—which reached a record $14.8 billion in 2024—create additional demand for manufacturing capacity within the Israeli defense supply chain. ITS has not secured new customers or contracts since the Company’s acquisition; however, management believes the company’s integration into the T3 Defense group may create opportunities for expanded business development over time.

Competition and Competitive Advantage

ITS competes with a number of Israeli and international engineering and contract manufacturing companies, including Flex Ltd. (a global electronics manufacturing services provider), Dagesh, Ziv-Av Engineering Ltd., I. Sherman, and ZUK Systems. The defense and industrial contract manufacturing market is characterized by a significant number of specialized participants, long-standing customer relationships, and high barriers to entry driven by the need for precision engineering capabilities, defense-grade quality standards, and specialized know-how. ITS’s competitive advantages include over 30 years of experience in bridging design-to-production with DFM expertise for cost-effective serial manufacturing; end-to-end capabilities from concept and prototyping through full assembly line deployment; the ability to serve diverse sectors including defense, agricultural technology, additive manufacturing, and industrial automation with customized build-to-spec and build-to-print solutions; and a proven track record with established Israeli defense and technology companies.

Human Capital

ITS currently employs approximately 39 people in Israel, including mechanical and electrical engineers, machining specialists, firmware and software developers, and production technicians.

Sales and Marketing

ITS employs one to two persons dedicated to sales and business development activities. Sales efforts are focused on defense prime contractors, technology companies, and industrial clients through direct engagements and customized build-to-spec and build-to-print proposals. ITS has established long-standing relationships with customers in the Israeli defense ecosystem and in commercial sectors including agricultural technology and additive manufacturing. Marketing efforts include participation in defense and technology industry events and direct technical demonstrations of the company’s engineering and manufacturing capabilities.

Government Regulations

ITS is subject to Israeli Ministry of Defense regulations applicable to defense-related manufacturing, including export controls on defense items and technologies. As a subsidiary of a U.S. public company, ITS’s activities involving technology transfers or international sales are subject to U.S. International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR), cybersecurity standards applicable to defense systems, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act (FCPA). ITS does not currently receive any governmental funding, grants, or R&D support. There are no royalties owed to any third parties. No material regulatory violations have been reported.

Intellectual Property

ITS does not currently hold any registered patents, pending patent applications, registered trademarks, or pending trademark applications. ITS’s principal intellectual property consists of unregistered manufacturing know-how developed over more than 30 years of engineering and production experience, including proprietary DFM methodologies, process expertise, and technical knowledge related to the design and construction of complex electro-mechanical production systems. ITS has not granted, and has not been granted, any material intellectual property licenses.

Positech Ltd.

Business Description

Positech, a wholly-owned subsidiary of ITS, is an Israeli defense engineering company specializing in the multi-disciplinary mechanical design, engineering, assembly, and production of customized servo motion control systems for mission-critical defense platforms. The company develops high-precision direct-drive, gearless motion technologies that provide accurate stabilization, tracking, and pointing capabilities for sensors, radar systems, communications platforms, electro-optical and infrared payloads, and remote weapon stations. In plain terms, Positech builds the motorized pedestals and turrets that allow defense systems—such as radar dishes, cameras, and weapon stations—to rotate, aim, and stabilize with extreme precision, even on moving vehicles, ships, or aircraft. Positech’s direct-drive technology eliminates mechanical gears, which reduces maintenance requirements and eliminates backlash (the small amount of play or looseness that occurs in geared systems), resulting in smoother, more accurate, and more reliable motion. Positech’s systems are deployed across land, sea, and air defense environments where reliability, accuracy, and durability are essential for operational performance. Positech was funded in 2001.

Positech reported revenues of approximately $3,053,000 and $1,600,000 for the fiscal years ended December 31, 2024 and December 31, 2025, respectively, but has not been included in the Company’s 2025 Financial Statements.

Market Opportunity and Growth

Positech operates in the defense motion control and stabilization systems market, serving customers that require high-precision pointing, tracking, and stabilization capabilities for mission-critical platforms. The market for precision motion control in defense applications is driven by increasing demand for advanced radar, electro-optical, and communication systems across land, sea, and air platforms; the proliferation of remote weapon stations requiring high-accuracy stabilization; and the broader growth in global defense spending and Israel’s record defense export market. As a direct supplier to Israel’s largest defense companies, Positech benefits from the continued investment by these companies in new platforms and systems. Positech has recently secured three new contracts from Israel Aerospace Industries (IAI) and a new contract with Kappasense, demonstrating continued demand for its capabilities.

Competition and Competitive Advantage

Positech competes with a number of Israeli and international providers of precision motion control and stabilization systems for defense applications, including Novatec Ltd., Orbit Communication Systems Ltd. (specifically its Orbit CS division), Capture Ltd., and BL. The defense motion control market is specialized and characterized by high barriers to entry, including the need for deep expertise in direct-drive motor technology, stringent defense-grade quality and reliability requirements, and long qualification cycles with defense prime contractors. Positech’s competitive advantages include its proprietary direct-drive, gearless motor technologies that deliver zero-backlash, high-dynamics stabilization and pointing performance; its ability to provide fully customized servo motion systems tailored to specific platform requirements; its established relationships with Israel’s largest defense companies, including IAI/Elta and Rafael Advanced Defense Systems; and over 20 years of accumulated know-how in designing and manufacturing motion control systems for demanding defense environments.

Human Capital

Positech currently employs approximately 14 people in Israel, including mechanical and electrical engineers, motion control specialists, and production technicians. The team specializes in the design, engineering, and production of high-precision servo motion systems. Positech does not have dedicated sales personnel; business development activities are conducted through its parent company ITS and by Positech’s management directly.

Legal Proceedings

As of the date of this report, Positech is involved in a legal proceeding with a former employee. Management does not believe that the outcome of this matter will have a material adverse effect on the company’s business, financial condition, or results of operations of Positech.

Government Regulations

Positech is subject to Israeli Ministry of Defense regulations applicable to defense-related manufacturing and the production of defense subsystems. As an indirect subsidiary of a U.S. public company, Positech’s activities involving defense items, technology transfers, or international sales are subject to U.S. International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR), cybersecurity standards applicable to defense systems, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act (FCPA). Positech does not currently receive any governmental funding, grants, or R&D support. There are no royalties owed to any third parties. No material regulatory violations have been reported.

Intellectual Property

Positech does not currently hold any registered patents, pending patent applications, registered trademarks, or pending trademark applications. Positech’s principal intellectual property consists of unregistered know-how developed over more than 20 years of engineering and production experience, including proprietary expertise in direct-drive motor design, gearless motion control systems, and customized servo stabilization technologies for defense applications. Positech has not granted, and has not been granted, any material intellectual property licenses.

Darwin Tokens

On July 30, 2025, the Company entered into a Warrant to Purchase Tokens agreement with Synthetic Darwin LLC (“Darwin”), pursuant to which the Company paid a purchase price of $500 in exchange for the right to purchase up to 200,000,000 tokens (the “Warrant Tokens”) at escalating exercise prices ranging from $0.02 to $0.50 per token. The warrant is exercisable in four tranches of 50,000,000 tokens each over a twelve-month period and expires one year from the issue date. The warrant may be exercised for cash, by issuance of the Company’s common stock, by net exercise, or through other agreed forms of payment.

Tokens issued upon exercise are subject to a six-month transfer restriction, subject to certain parity protections. The agreement also provides anti-dilution style protections, including entitlement to a pro rata portion of future token issuances, forks, or increases in total token supply.

At the time of initial acquisition in July 2025, the Company exercised a warrant to acquire 50 million tokens in exchange for the issuance of 147,710 shares of common stock of the Company at a total exercise price of $1,000 thousands. In addition, on October 8, 2025, the Company exercised the second tranche and issued 375,000 shares of common stock of the Company to acquire another 50 million tokens at a total exercise price of $3,360 thousands.

Darwin is a blockchain-based digital token issued and recorded on a distributed ledger. The token may be transferable and trades at market-determined prices on digital asset platforms. The token does not represent an equity interest or contractual claim to assets or cash flows of Darwin.

Corporate Office

T3 Defense’s principal executive office is 575 Fifth Ave, 14th Floor, New York, New York 10017. The Company also has an office at 5 Hagvish, Netanya, Israel. Our main telephone number is 212-791-4663. We maintain a website at www.t3dfns.com through which we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission (the “SEC”). Alternatively, you may also access our reports at the SEC’s website at www.sec.gov. Information contained on or accessible through our website is not, and should not be considered, part of, or incorporated by reference into, this annual report.

Employees

T3 and its subsidiaries employ 105 employees, of which 2 work directly for T3, 39 employees work for ITS, 11 for Positech, 14 for Tiltan, 17 for Nukk Picolo Ltd., 18 for Rimon, 2 for Water IO and 2 for Nimbus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of July 29, 2026.

Name	Age	Position
Menachem Shalom	50	Chief Executive Officer and Director
Roy Cohen	58	Chief Financial Officer
Shiran Fridman	39	Director
Tomer Nagar	38	Director
Asaf Nachum	49	Director

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Menachem Shalom has been our Chief Executive Officer and member of our Board of Directors since September 2024. Mr. Shalom also serves as the Chief Executive Officer, President and Chairman of the Board of Directors of Star 26 Capital, Inc. since January 2024, as well as the Chairman of B. Rimon Agencies Ltd., a wholly owned operating subsidiary of Star 26 and operator of Israeli defense business. Mr. Shalom has served as a director and the Chief Executive Officer of Motomova Inc (OTC Markets: MTMV) since December 1, 2022 and its Secretary since May 24, 2023. Mr. Shalom was the Co-Chief Executive Officer, and a member of the board of directors of MEA since January 2022. Since 2017, Mr. Shalom has also served as CEO of Hold Me Ltd., a digital platform for mobile wallet and payments founded by Mr. Shalom. Mr. Shalom is the principal executive and financial officer and sole director of Hold Me Ltd., a company registered with the Securities and Exchange Commission. Prior to his tenure with the Company, Mr. Shalom founded and served as CEO of Wayerz Solutions, Ltd., a digital platform for correspondent banking and wires’ routing optimization, between 2014 and 2017 and as Vice President of Business Development, Sales and Marketing at Dsnr Media Group Ltd., an international cross-platform digital advertising company. Mr. Shalom also founded and served as CEO of Mipso Ltd., a software-as-a-service provider in the fashion and retail industry, between 2010 and 2013; ooga studio Ltd., an industrial design incubator, between 2007 and 2010; and Medifreeze Ltd., a startup in the area of stem cell cryopreservation, between 2004 and 2009. Mr. Shalom received his MBA at the Hebrew University of Jerusalem in 2003 after receiving an LLM in corporate law at Columbia University School of Law in 2000.

Roy Cohen has been our Chief Financial Officer since June 1, 2026. Mr. Cohen brings over 25 years of extensive financial leadership in global public and private organizations. From 2023 to the present, Mr. Cohen served as a Senior Financial Consultant, advising boards and executive management on financial infrastructure and corporate governance. Previously, he served as Chief Financial Officer of Pangaya Ltd. from 2022 to 2023, and as VP Finance and Chief Controller of Cintec Media Ltd. from 2020 to 2022. Notably, Mr. Cohen has extensive experience with NASDAQ-listed companies and US GAAP reporting standards. He served as the Global Chief Controller at Orbotech Ltd. (NASDAQ: ORBK), a global technology leader with over $1 billion in annual revenue. In this capacity, he was responsible for consolidated financial reporting under US GAAP and oversaw the company’s global Sarbanes-Oxley (SOX) compliance and internal control frameworks. Mr. Cohen is a Certified Public Accountant and holds a B.A. in Business Administration (Accounting and Finance) from the College of Management Academic Studies.

Shiran Fridman has been a member of our Board of Directors since May 19, 2026. Since 2025, Ms. Fridman has been an independent business and financial consultant. From 2007 through 2025 she was an investment manager at Four Seasons Real Estate in Israel.

Tomer Nagar has been a member of our Board of Directors since November 8, 2024. He has been employed in the sales department for Sogolowek Food Group since 2019. Prior to joining Sogolowek, Mr. Nagar served in the Israeli Air Force from 2006 through 2018 as a First Sergeant and Master Sergeant. Mr. Nagar graduated from the Israeli Air Force College in 2005 with a degree in Aviation Machinery.

Asaf Nachum has been a member of our Board of Directors since May 19, 2026. Mr. Nachum is an independent investment advisor and portfolio manager.

Board of Directors

Directors on our Board of Directors are elected for one-year terms and serve until the next annual security holders’ meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected and qualified. All officers are appointed annually by the Board of Directors and serve at the discretion of the Board. Currently, each director receives annual compensation of $20,000 for their services on our Board.

We reimburse our directors for expenses incurred in connection with attending directors’ meetings. We will consider applying for officers and directors’ liability insurance at such time when we have the resources to do so.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Shiran Fridman, Asaf Nachum and Tomer Nagar is an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, the board of directors considered the current and prior relationships that each non-employee director has with the Company and will have with the combined company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our Common Stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Transactions.”

Committees of the Board of Directors

The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Below are our current committee members.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Shiran Fridman±	Shiran Fridman *	Shiran Fridman *
Asaf Nachum *	Asaf Nachum	Asaf Nachum
Tomer Nagar	Tomer Nagar	Tomer Nagar

*	Denotes Chairperson.

±	Denotes audit committee financial expert.

Audit Committee

The Company’s Audit Committee consists of Asaf Nachum, Shiran Fridman and Tomer Nagar, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. The Board has determined that Shiran Fridman, who serves as the Chairperson of the Audit Committee, qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The Audit Committee is responsible for overseeing management’s implementation of effective internal accounting and financial controls, supervising matters relating to audit functions, reviewing and setting internal policies and procedures regarding audits, accounting and other financial controls, reviewing the results of our audit performed by the independent public accountants, and evaluating and selecting the independent public accountants. The Audit Committee has adopted an Audit Committee Charter, which is available on our website at http://www.t3dfns.com.

Compensation Committee

The Company’s Compensation Committee consists of Asaf Nachum, Shiran Fridman and Tomer Nagar. Shiran Fridman serves as Chairperson of the Compensation Committee.

The Compensation Committee determines matters pertaining to the compensation of our named executive officers and administers our stock option and incentive compensation plans. The Compensation Committee has adopted a Compensation Committee Charter, which is available on our website at http://www. t3dfns.com.

Nominating and Corporate Governance Committee

The Company’s Nominating and Corporate Governance Committee consists of Asaf Nachum, Shiran Fridman and Tomer Nagar. Shiran Fridman serves as Chairperson of the Compensation Committee.

The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on the Board and implementing the Company’s corporate governance policies. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

The Nominating and Corporate Governance Committee has adopted a Nominating and Corporate Governance Committee Charter, which is available on our website at http://www. t3dfns.com.

Family Relationships

No family relationship exists between any director, executive officer, or any person contemplated to become such.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. During the year ended December 31, 2025, we believe all of our officers, directors and 10% stockholders made the required filings pursuant to Section 16(a), except Morel Levi, our former Chief Financial Officer, failed to file a Form 3 upon becoming an insider on December 8, 2025.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

●	had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time;

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities;

●	been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been subject or a party to or any other disclosable event required by Item 401(f) of Regulation S-K.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics Policy (the “Code of Ethics”) that applies to all directors and officers, which is available on our website at https://www. t3dfns.com. The Code of Ethics describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each director and officer. As adopted, the Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote, among other things:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting of violations of the Code of Ethics to the appropriate person or persons identified in the code; and

●	accountability for adherence to the Code of Ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our named executive officers (including director compensation) during the fiscal years ended December 31, 2025 and 2024.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Menachem Shalom	2025	310,000	-	3,637,500	-	-	-	20,000	3,967,500
CEO	2024	80,000	-	695,000	-	-	-	8,333	783,333

Morel Levi	2025	5,750	-	24,250	-	-	-	-	30,000
CFO (Former)	2024	-	-	-	-	-	-	-	-

Employment Agreements

Menachem Shalom was appointed as a director on July 24, 2024. On December 16, 2024, the Company entered into a Consultancy Agreement with Menachem Shalom, the Company’s CEO, effective September 1, 2024. Pursuant to the agreement, Mr. Shalom is employed as Chief Executive Officer of the Company unless terminated pursuant to the terms of the agreement. During the initial term of the agreement (September 2024 through February 2025), Mr. Shalom is entitled to receive $20,000 monthly, with subsequent semi-annual $5,000 monthly increases effective March 2025 & September 2025.

On February 17, 2026, the Board of Directors, based on the recommendations and approval of the Compensation Committee, approved the terms of the terms and provisions of a Consulting Agreement between the Company and Billio Ltd., a company in Israel, to provide the services of Menachem Shalom as the principal executive officer of the Company. The consulting agreement terminates and supersedes the previous consulting agreements between the Company and affiliates of Mr. Shalom.

Given the performance of the Company within the last 15 months, the Compensation Committee and the Board of Directors determined that it was in the best interest of the Company to provide Mr. Shalom with the amended consulting agreement and increased compensation. The Committee and the Board also authorized a cash bonus to Mr. Shalom in the amount of $250,000 for his past services to the Company. The Company, under the supervision and guidance of Mr. Shalom, has completed several acquisitions within the last 15 months, including without limitation, Star 26, Tiltan Software Engineering, Nimbus Drones and ITS.

Pursuant to the terms of the Consulting Agreement, which is effective as of January 1, 2026, Mr. Shalom will continue to act as the chief executive officer of the Company while maintaining other executive roles in non-completing companies. For his services, Mr. Shalom will receive a base salary of $60,000 per month and target cash bonuses equal to 50% of base salary, subject to achievement of performance goals to be set by the Compensation Committee. He could also be entitled to additional milestone-based bonuses as determined by the Board. Mr. Shalom will receive 250,000 shares of common stock quarterly, subject to availability under approved incentive plans; if there is no plan or no availability, the quarterly amount of shares shall accrue until there is availability under an approved incentive plan. Such plan will also require shareholder approval pursuant to applicable Nasdaq rules. He will also be entitled to a relocation grant of $175,000 if Mr. Shalom relocates to the United States with his family. Mr. Shalom will also be entitled to all executive benefit plans including health and 401(k) plans and 30 business days per year vacation.

In the event Mr. Shalom is terminated for cause or is no longer employed by the Company for reason of death or disability, he shall only be entitled to his compensation at such time. If he is terminated by the Company without cause, he shall be entitled to 6 months of his base compensation, and if Mr. Shalom resigns, he shall be entitled to compensation for 12 months. If he is terminated for cause, Mr. Shalom shall not be entitled to any compensation.

The Consulting Agreement contains customary non-competition, non-solicitation and confidentiality provisions.

On April 8, 2025, the Board adopted the Company’s Policy for the Recovery of Erroneously Awarded Compensation, in accordance with Nasdaq Rule 5608 (“Clawback Policy”). The Clawback Policy provides for the reasonably prompt recovery by the Company of Incentive Based Compensation paid to a Covered Person (an executive officer and certain other specified senior employees), to the extent erroneously awarded, following an Accounting Restatement by the Company. The Clawback Policy applies to all Incentive Based Compensation paid after the date of adoption of the Clawback Policy.

On December 8, 2025, the Board appointed Morel Levi as the Chief Financial Officer of the Company, effective as of December 8, 2025. Mr. Levi receives a salary of $7,500 per month for serving as the Company’s Chief Financial Officer. Mr. Levi did not receive any compensation from the Company during the fiscal year ended December 31, 2024.

Option Exercises and Stock Vested

There were no options exercised by our executive officers or stock vested to our executive officers during the fiscal year ended December 31, 2025.

Outstanding Equity Awards

The following table sets forth information with respect to the outstanding equity awards of our named executive officers as of December 31, 2025:

Outstanding Equity Awards
	Option Awards					Stock Awards
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options	Options exercise price	Option expiration	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Name	(#)	(#)	(#)	($)	date	(#)	($)	(#)	($)
Menachem Shalom	-	-	-	-	-	-	-	-	-

Morel Levi	-	-	-	-	-	-	-	-	-

No Pension Benefits

The Company does not maintain any plan that provides for payments or other benefits to its executive officers at, following or in connection with retirement and including, without limitation, any tax-qualified defined benefit plans or supplemental executive retirement plans.

No Nonqualified Deferred Compensation

The Company does not maintain any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Non-Employee Director Compensation

The following table sets forth all information concerning all cash and non-cash compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2025.

	Non-Employee Director Compensation
	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation	All Other Compensation	Total
Name	($)	($)	($)	($)	Earnings ($)	($)	($)
Reuven Yeganeh (1)	20,000	48,500	-	-	-	-	68,500
Anastasiia Kotaieva (1)	16,667	-	-	-	-	-	16,667
David Rokach (2)	20,000	24,250	-	-	-	-	44,250
Tomer Nagar (3)	20,000	24,250	-	-	-	-	44,250
Aviya Volodarsky (3)	20,000	24,250	-	-	-	-	44,250

(1)	Mr. Yeganeh and Ms. Kotaieva were appointed as directors on June 13, 2024. Ms. Kotaieva’s term as a director ended on November 6, 2025. Mr. Yaganeh resigned on May 19, 2026.

(2)	Mr. Rokach was appointed as director on July 24, 2024, and served until his resignation on May 19, 2026.

(3)	Mr. Nagar & Ms. Volodarsky were appointed as directors on November 8, 2024. Ms. Volodarsky’s term as a director ended on February 23, 2026.

Each of Ms. Fridman and Mr. Nachum, who were appointed on May 19, 2026, are entitled to $5,000 per quarter they serve as directors of the Company and 5,000 shares of common stock of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 28, 2026 with respect to the beneficial ownership of our Common Stock, the sole outstanding class of our voting securities, by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned, based on 1,336,226 shares of Common Stock issued and outstanding as of such date.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this report are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Named Executive Officers and Directors	Position	Number of Shares of Common Stock	Percentage of Common Stock
Menachem Shalom (1)	CEO and Director	118,873	8.53%
Roy Cohen	CFO	0	*
Morel Levi	Former CFO	0	*
Shiran Fridman	Director	0	*
Tomer Nagar	Director	120	*
Asaf Nachum	Director	0	*
Total Officers and Directors (5 people)		118,993	8.54%
5% Stockholders

X S.A. Security and Defense Ltd. (2)		168,479	12.61%
Esousa Group Holdings LLC (3)		148,305	9.99%

(1)	Consists of 61,468 shares of Common Stock and 57,405 shares of Common Stock issuable upon exercise of warrants held by Menachem Shalom.

(2)	Represents shares of common stock held as of record by X S.A. Security and Defense Ltd (“XSA”). Elad Shohat, the owner of XSA, has voting and dispositive control over the securities held by XSA. The address of the principal business office of XSA is 4 HaGavish St., Netanya, Israel 62745. XSA was issued the shares as partial consideration for the acquisition of a 60% interest in Project 35 Ltd. which was consummated on July 6, 2026.

(3)	Consists of 148,305 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by Esousa Group Holdings LLC (“Esousa”). Excludes 93,473 additional shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 53,096 shares of Common Stock issuable upon exercise of Common Warrants held by Esousa as the terms of such warrants limit the exercise such that beneficial ownership does not exceed 9.99%. Esousa holds Common Warrants to purchase an aggregate of 53,096 shares of Common Stock at an exercise price of $266.25 per share, and Pre-Funded Warrants to purchase an aggregate of 241,778 shares of Common Stock at an exercise price of $0.0001 par value per share. The Pre-Funded Warrants were issued in connection with the conversion of the 190 units of Series B Preferred Stock previously held by Esousa. The warrants limit the conversion or exercise such that beneficial ownership does not exceed 9.99%. In accordance with Rule 13d-3(d) under the Exchange Act, also excludes the number of shares of Common Stock that Esousa may be required to purchase under the Equity Line of Credit (the “ELOC Purchase Agreement”) we entered into with Esousa in September 2025 because the issuance of such shares is solely at our discretion and is subject to conditions contained in the ELOC Purchase Agreement, the satisfaction of which are entirely outside of Esousa’s control. The purchases made by Esousa pursuant to the ELOC Purchase Agreement are also subject to a 9.99% beneficial ownership limitation. Michael Wachs, the owner of Esousa, has voting and dispositive control over the securities held by Esousa. The address of the reporting person is 211 East 43rd Street, Suite 402, New York, NY 10017.

*	Less than 1%.

ESOUSA COMMITTED EQUITY FINANCING

On September 19, 2025, we entered into the Purchase Agreement with Esousa pursuant to which Esousa has agreed to purchase from the Company, at the Company’s direction from time to time, in its sole discretion, from and after the effective date of the registration statement, of which this prospectus forms a part, and until the earlier of (i) the 36-month anniversary of the Commencement Date or (ii) the termination of the Purchase Agreement in accordance with the terms thereof, the Purchase Shares, having a total maximum aggregate purchase price of $250,000,000, upon the terms and subject to the conditions and limitations set forth therein.

In connection with the Purchase Agreement, the Company also entered into the Registration Rights Agreement with Esousa, pursuant to which the Company agreed to file a registration statement, and any additional registration statements, with the SEC covering the resale of the shares of the Company’s Common Stock issuable to Esousa pursuant to the Purchase Agreement.

As consideration for its commitment to purchase the Company’s Common Stock under the Purchase Agreement, the Company agreed to issue to Esousa the Commitment Shares in an amount equal to $1,250,000 divided by the lower of (i) the VWAP of the Common Stock on the effective date of the registration statement to which this prospectus relates, and (ii) the closing price of the Common Stock on the effective date of such registration statement. The Purchase Agreement provides that half of the Commitment Shares will be issued upon the effective date of the registration statement to which this prospectus relates, and the remaining amount will be issued upon stockholder approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement; provided that all Commitment Shares will be issued by the date that is six months from the date of the Purchase Agreement. Because we obtained stockholder approval of the Purchase Agreement and the transactions contemplated thereby at the Special Meeting, all of the Commitment Shares shall be issued upon the effective date of the registration statement of which this prospectus forms a part.

After the Commencement Date, on any business day selected by the Company where the closing sale price of the Common Stock is equal to or greater than $0.10, the Company may, from time to time and at its sole discretion, direct Esousa to purchase such number of shares of Common Stock that does not exceed 20% of the trading volume on Nasdaq on the applicable purchase date at a purchase price per share equal to 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the 15 trading days prior to, and including, the purchase date; and (ii) the closing price of the Common Stock on the applicable purchase date. The Company will control the timing and amount of any sales of its Common Stock to Esousa, and Esousa has no right to require the Company to sell any shares to it under the Purchase Agreement. Actual sales of shares of Common Stock to Esousa under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including (among others) market conditions, the trading price of its Common Stock and determinations by the Company as to available and appropriate sources of funding for the Company and its operations. Esousa may not assign or transfer its rights and obligations under the Purchase Agreement.

The Purchase Agreement prohibits the Company from directing Esousa to purchase any shares of Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by Esousa and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in Esousa and its affiliates beneficially owning more than 9.99% of the then total outstanding shares of the Company’s Common Stock.

The Company has agreed not to issue or sell to Esousa under the Purchase Agreement any shares of its Common Stock, including the Commitment Shares, in excess of 2,126,647 shares, which is equal to 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the Purchase Agreement, unless the Company obtains (in its sole discretion) stockholder approval to issue shares in excess of the Exchange Cap, in accordance with the applicable rules of Nasdaq. The Company obtained stockholder approval of the issuance of shares in excess of the Exchange Cap pursuant to the Purchase Agreement at the Special Meeting.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. Sales under the Purchase Agreement may commence only after the Commencement Date, including effectiveness of the registration statement of which this prospectus forms a part.

The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty. From and after the date of the Purchase Agreement until its termination, the Company agreed to not effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of Common Stock or Common Stock equivalents (or a combination of units thereof), involving a Variable Rate Transaction (as defined in the Purchase Agreement), other than in connection with an exempt issuance as described in the Purchase Agreement. Esousa has agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the Company’s Common Stock. The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its Common Stock to Esousa.

SELLING STOCKHOLDER

This prospectus relates to the possible resale from time to time by Esousa of any or all of the shares of Common Stock that may be issued by us to Esousa under the Purchase Agreement. For additional information regarding the issuance of Common Stock covered by this prospectus, see the section titled “Esousa Committed Equity Financing” above. We are registering the shares of Common Stock pursuant to the provisions of the Registration Rights Agreement we entered into with Esousa on September 19, 2025 in order to permit the Selling Stockholder to offer the shares for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and other financings that are disclosed in our public filings, Esousa has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholder” means Esousa Group Holdings, LLC.

The table below presents information regarding the Selling Stockholder and the shares of Common Stock that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of December 15, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Common Stock that the Selling Stockholder may offer under this prospectus. The Selling Stockholder may sell some, all or none of its shares in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Common Stock with respect to which the Selling Stockholder has voting and investment power. Because the purchase price of the shares of Common Stock issuable under the Purchase Agreement is determined on each VWAP Purchase Date, with respect to a VWAP Purchase, the number of shares that may actually be sold by the Company to the Selling Stockholder under the Purchase Agreement may be fewer than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus and the percentage is based on an aggregate of 1,336,226 shares of our Common Stock outstanding on July 28, 2026.

	Number of Shares of Common Stock Owned Prior to	Maximum Number of Shares of Common Stock to be Sold Pursuant to this	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Offering(1)	Prospectus(2)	Number(3)	Percent(4)
Esousa Group Holdings LLC(5)	294,874	10,000,000	294,874	2.60%

(1)	Consists of (i) 241,778 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 53,096 shares of Common Stock issuable upon exercise of Common Warrants. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that the Selling Stockholder may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of the Selling Stockholder’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the VWAP Purchase of Common Stock are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. We have also excluded from the number of shares beneficially owned prior to the offering the Commitment Shares that we agreed to issue to the Selling Stockholder pursuant to the terms of the Purchase Agreement and as further described in footnote (2) below. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our Common Stock to the Selling Stockholder to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed the 9.99% Beneficial Ownership Cap.

(2)	The actual number of Purchase Shares of our Common Stock to be issued and sold to the Selling Stockholder pursuant to the terms of the Purchase Agreement will vary depending on the market price of our Common Stock on the date we elect to sell shares of our Common Stock to the Selling Stockholder under the Purchase Agreement.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	Under the terms of the Pre-Funded and Common Warrants, a holder may not convert or exercise, as applicable, the warrants into Common Stock to the extent such exercise would cause such holder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon conversion of other convertible securities which have not been converted or exercised.

PLAN OF DISTRIBUTION

The shares of Common Stock offered by this prospectus are being offered by the Selling Stockholder. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Common Stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokerage transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our Common Stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Esousa is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholder has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our Common Stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholder has informed us that each such broker-dealer will receive commissions from the Selling Stockholder that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Common Stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Common Stock sold by the Selling Stockholder .

We know of no existing arrangements between the selling stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholder, any compensation paid by the Selling Stockholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Common Stock covered by this prospectus by the Selling Stockholder. As consideration for its irrevocable commitment to purchase our Common Stock under the Purchase Agreement, we will issue to the Selling Stockholder $1,250,000 worth of shares of our Common Stock as Commitment Shares in accordance with the Purchase Agreement. We will also reimburse the Selling Stockholder for the legal expenses and disbursements of the Selling Stockholder’s legal counsel, incurred by the Selling Stockholder in connection with the preparation, negotiation, execution and delivery of the Purchase Agreement.

We also have agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We estimate that the total expenses for the offering will be approximately $80,000.

The Selling Stockholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Stockholder or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock. The Selling Stockholder has agreed that during the term of the Purchase Agreement, neither the Selling Stockholder, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Common Stock offered by this prospectus have been sold by the Selling Stockholder.

Our Common Stock is currently listed on the Nasdaq Global Market under the symbol “DFNS”.

DESCRIPTION OF SECURITIES

General

T3 is authorized to issue 150,000,000 shares of Common Stock, par value $0.0001, and 15,000,000 shares of preferred stock, par value $0.0001.

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws as currently in effect. Copies of the currently effective certificate of incorporation and bylaws were filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2025, filed on April 9, 2026.

As of July 28, 2026, the Company had 1,336,226 outstanding shares of Common Stock and 5.44 outstanding shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Subject to any preferential dividend rights of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive dividends, if declared by the Board, out of funds that the Company may legally use to pay dividends. In the event of a liquidation or dissolution, holders of Common Stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. The Company’s current certificate of incorporation does not provide the Common Stock with any redemption, conversion or preemptive rights. All shares of Common Stock that are outstanding as of the date of this joint proxy statement/prospectus will be fully-paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 15,000,000 shares, $0.0001 par value per share, of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our Common Stock. The Board’s authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage such attempt.

Series B Preferred Stock

Each share of Series B Preferred Stock has a stated value of $50,000 and is initially convertible into 23,474 Conversion Shares (or Pre-Funded Warrants in lieu thereof), calculated by dividing the Stated Value by the Initial Conversion Price equal to $2.13 per share of Series B Preferred Stock. The Initial Conversion Price is subject to adjustment upon stock splits, distributions, reorganizations, reclassifications, change of control and the like, and is also subject to price-based anti-dilution adjustments for subsequent offerings made by the Company while the Series B Preferred Stock remains outstanding (subject to certain exempt issuances). The Initial Conversion Price will also be adjusted upon receipt of Stockholder Approval as described herein. The shares of Series B Preferred Stock are subject to a blocker provision, which restricts the conversion of the Series B Preferred Stock if, as a result of such conversion, the holder, together with its affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 9.9% of our then issued and outstanding shares of Common Stock (including the shares of Common Stock issuable upon such exercise).

The Series B Preferred Stock is convertible at the option of the holder at any time and will be automatically converted into Common Stock or Pre-Funded Warrants in lieu thereof on the effective date of this registration statement, whether or not the Stockholder Approval has been obtained. If at any time after the one-year anniversary of the closing of the February 2026 Private Placement, the Series B Preferred Stock is then outstanding and the Company has not received Stockholder Approval, the Series B Preferred Stock is redeemable at the option of the holder at a price per Share equal to 105% of the Stated Value.

The Series B Preferred Stock are not entitled to receive dividends, other than on an as-converted basis if dividends are paid to holders of Common Stock.

The holders of Series B Preferred Stock are entitled to 10,000 votes per each share of Series B Preferred Stock. The holders of Series B Preferred Stock have voting rights with respect to certain corporate actions that affect the rights of the Series B Preferred Stockholders and also have certain consent rights in connection with certain proposed fundamental transactions.

Dividends

T3 has not paid any cash dividends on shares of its Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the Board. It is the present intention of the Board to retain all earnings, if any, for use in the Company’s business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Anti-takeover provisions

Certificate of Incorporation and Bylaws

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

●	The Company’s Board has the right to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on the Board;

●	The Company’s certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

●	The Company’s Board is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire T3.

Section 203 of the Delaware General Corporation Law

T3 is subject to Section 203 of the Delaware General Corporation Law, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of ten percent (10%) or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, fifteen percent (15%) or more of the outstanding voting stock of the corporation.

Public Warrants

Each whole warrant entitles the registered holder to purchase one whole share of our common stock at a price of $11,500.00 per share. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

Listing

Our Common Stock and Public Warrants are listed on the Nasdaq Global Market under the symbols “DFNS” and “DFNSW”, respectively.

Transfer Agent and Registrar

The transfer agent for T3 is Continental Stock Transfer & Trust Company, 1 State St., 30th floor, New York, NY 10004, telephone: (212) 509-4000.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective as of January 14, 2026, the Company dismissed GreenGrowth CPAs as the independent registered public accounting firm engaged to audit the Company’s financial statements. GreenGrowth’s dismissal was approved by the Board as of such date.

Effective as of January 14, 2026, the Company engaged Somekh Chaikin, a member firm of KPMG International, as the Company’s independent external auditors for the year ending December 31, 2025. The appointment of Somekh Chaikin, which was approved by the stockholders of the Company at the Company’s annual meeting held on November 6, 2025, is subject to completion of Somekh Chaikin’s client acceptance procedures.

GreenGrowth had served as the Company’s independent auditors since November 2023. GreenGrowth’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024, September 30, 2024 and 2023, did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports included explanatory paragraphs with respect to the Company’s ability, in light of its recurring losses from operations and a working capital deficit, to continue as a going concern.

During the fiscal years ended December 31, 2025 and 2024, and through January 14, 2026, there were no (a) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with GreenGrowth on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to GreenGrowth’s satisfaction, would have caused GreenGrowth to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2025 and 2024, and through January 14, 2026, neither the Company nor anyone on its behalf consulted with Somekh Chaikin regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided nor oral advice was provided to the Company that Somekh Chaikin concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph 304(a)(1)(v)) of Regulation S-K).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed below, since the beginning of our last fiscal year, there have been no transactions, or proposed transactions, in which our company was or is to be a participant where the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year-end and in which any director, executive officer or beneficial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Star Agreement

As described above, on January 12, 2026, we closed our acquisition of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of the Purchase Agreement, by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. As a result of the Acquisition, Star 26 became a wholly-owned subsidiary of the Company. The transaction was approved by the stockholders of the Company on December 16, 2025 and confirmed by Nasdaq on January 9, 2026. Pursuant to the terms of the Purchase Agreement, the aggregate consideration paid by the Company consisted of: (i) $16,000,000, which was paid to Star 26 by the issuance by the Company of the Investment Note; (ii) $500,000 in cash, representing $5,000,000 less $4,500,000 previously borrowed by Star 26 from the Company; (iii) 4,770,340 Common Shares; (iv) the Warrant to purchase 12,017,648 Warrant Shares at an exercise price of $1.50 per share, exercisable for a period of five years from the Closing Date; (v) the Six-Month Note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (vi) the Three-Month Note in the principal amount of $3,000,000 (the “Three-Month Note”), which matures on April 12, 2026. The Common Shares, the Warrant, the Six-Month Note and the Three-Month Note were subsequently assigned by Star 26 to the Selling Stockholders, pro ratably based on their equity ownership in Star 26. In connection with the Acquisition, the Company cancelled certain promissory notes previously issued by Star 26 to the Company in the aggregate principal amount of $4,500,000. The cancellation of said indebtedness was applied as a credit against the cash consideration otherwise payable to Star 26 at the closing of the Acquisition. The cash portion of the purchase price payable at closing was funded from the Company’s available cash on hand.

Star currently holds (1) 100% of Rimon, an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star 26 shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star 26 then held by the Company, provided, however, Star 26 shall retain any cash payments made by the Company to Star 26 and the Company shall retain an equity interest in Star 26 equivalent to all cash payments.

Call Option Agreement with Esousa Group Holdings LLC.

Menachem Shalom, the Company’s Chief Executive Officer, director and a controlling stockholder, is a party to a Call Option Agreement dated January 13, 2026 with Esousa Group Holdings LLC (“Esousa”). On April 27, 2026, Mr. Shalom exercised his rights under this agreement and acquired from Esousa 67,009 shares of Common Stock and a stock purchase warrant to acquire 2,357,303 shares of Common Stock, with an exercise price of $0.5124 per share and a five-year term expiring January 12, 2031.

X Group Conversion

On June 11, 2024 the Company issued the X Group Fund of Funds a Note in consideration of cash proceeds in the amount of $250,000. As an additional inducement to provide the X Group Note 1, the Company issued X Group the X Group Warrant 1. The Company and X Group also entered into a Restructuring Agreement providing that, among other items, X Group, in its sole discretion, will have the right for a period for six months from the effective date to lend the Company an additional $500,000.

On September 10, 2024, the Company issued the X Group Note 2 in the principal amount of $125,000 to X Group in consideration of cash proceeds in the amount of $100,000, which was funded on September 4, 2024.

On November 8, 2024, the Company entered the Conversion Agreement with X Group to convert outstanding principal and interest totaling of $771,085 payable under the X Group Note 1 and the X Group Note 2 (the “X Group Debt”) into shares of common stock of the Company. Pursuant to the Conversion Agreement, the Company issued 385,542 shares of its common stock and an additional warrant to purchase 351,424 shares of common stock exercisable for a period of five years at an exercise price of $2.00 per share (“X Group Warrant 2”) in exchange for the cancellation of the X Group Debt. Further, the Company and X Group entered into a letter agreement providing that X Group may not exercise the X Group Warrant 1 in the event such exercise would result in X Group holding in excess of 19.9% of the Company’s outstanding shares of common stock as of November 8, 2024. On November 14, 2024, the Company and X Group entered into a letter agreement pursuant to which it amended the terms of the Conversion Agreement and the X Group Warrant 2 issued in connection with the Conversion Agreement. Pursuant to the letter agreement, the shares of common stock to be issued under the Conversion Agreement were amended to be 319,952 shares of common stock of the Company and the exercise price of the X Group Warrant 2 was amended to be $2.41.

On October 9, 2025, 117,568 and 259,864 shares of common stock were issued to X Group upon the cashless exercise of the X Group Warrant 1 and the X Group Warrant 2, respectively.

Services provided by related parties

The following description is required pursuant to applicable SEC rules and regulations, but the parties described below are not currently related parties to the Company or management.

From time to time, Oliver Worsley, a former shareholder of the Company, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $0 and $54,499 for the three months ended December 31, 2024 and the year ended September 30, 2024, which have been included in professional fees on the reconciliation summary of discontinued operations.

From time to time, Craig Vallis, a former shareholder of the Company, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $321,110 and $105,834 for the three months ended December 31, 2024 and the year ended September 30, 2024, respectively, which have been included in professional fees on the reconciliation summary of discontinued operations.

From time to time, Jamal Khurshid, the Company’s former chief executive officer and director, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $2,593 and $61,327 for the three months ended December 31, 2024 and the year ended September 30, 2024, respectively, which have been included in professional fees on the reconciliation summary of discontinued operations.

Revenue from related party and cost of revenue from related party

During the three months ended December 31, 2024 and the year ended September 30, 2024, Digital RFQ earned revenue from related parties in the amount of $4,601 and $69,619, respectively, which was included in revenue – financial services on the reconciliation summary of discontinued operations (see Note 5).

Due from affiliates

At December 31, 2025 and 2024, due from affiliates consisted of the following:

	December 31,	December 31,
	2025	2024
Jamal Khurshid	$—	$50,768

Total	$—	$50,768

(1)	The balance due from Jamal Khurshid represents monies the Company paid on behalf of Jamal Khurshid.

Management believes that the affiliates’ receivables are fully collectable. Therefore, no allowance for doubtful account is deemed to be required on its due from affiliates at December 31, 2025 and 2024.

Due to affiliates

At December 31, 2025 and December 31, 2024, due to affiliates, which is included partially on the reconciliation summary of discontinued operations as well as the accompanying consolidated balance sheets, consisted of the following:

	December 31,	December 31,
	2025	2024
Currency Mountain Holdings Bermuda, Limited (“CMH”) (1)	42,000	42,000
FXDD Trading (1)	-	441,402
Markets Direct Payments (1)	-	2,384
Match Fintech Limited (2)	-	36,293
Total	$	$522,079

(1)	CMH, FXDD Trading, and Markets Direct Payments are controlled by Emil Assentato, the Company’s former chief executive officer and chairman.

(2)	Match Fintech Limited is controlled by affiliates of the Company.

The balances due to affiliates represent expenses paid by FXDD Trading, Markets Direct Payments, and Match Fintech Limited on behalf of the Company and advances from CMH.

Amounts due to affiliates are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Customer digital currency assets and liabilities – related parties

At December 31, 2025 and 2024, related parties’ digital currency, which was controlled by Digital RFQ, amounted to $0 and $1,028, respectively, which was included in customer digital currency assets and liabilities on the reconciliation summary of discontinued operations.

Note receivable – related parties

At December 31, 2025 and 2024, notes receivable – related parties amounted to $4,500,000 and $1,000,000, respectively, and was entirely represented by the advances made to Star 26 pursuant to the Star Agreement.

Loan payable – related parties and interest payable – related parties

On August 15, 2023, Digital RFQ issued a promissory note (the “August 2023 Loan”) in the principal amount of $75,000 to Emil Assentato, the Company’s former chief executive officer and chairman, in consideration of cash proceeds in the amount of $75,000. The August 2023 Loan bears interest of 5.0% per annum and is due and payable on August 15, 2026. A partial repayment of the August 2023 Loan of $50,000 was paid to Emil Assentato in January 2024.

Between October 1, 2023 and September 30, 2024, the Company issued promissory notes in the aggregate principal of $1,105,639 and $248,000 to a shareholder and to an entity managed by that shareholder, respectively, (collectively, the “Shareholder 2024 Loans”), in consideration of cash proceeds in the same amount in the following tranches:

October 2023	$199,000
December 2023	424,000
January 2024	25,000
February 2024	188,000
March 2024	80,000
April 2024	31,000
May 2024	100,000
June 2024	120,500
July 2024	59,000
August 2024	58,000
September 2024	69,139
Total	$1,353,639

The 2024 Shareholder Loans bear interest of 5.0% per annum and each individual loan will be due and payable three years from the date of issuance.

In March 2024, the Company entered into a facility agreement with a shareholder (the “March 2024 Facility”), whereby a Company’s former subsidiary can request loans up to an aggregate $500,000 from the former shareholder. The proceeds from advances under the March 2024 Facility are restricted to fund working capital and operating expense. Advances drawn under the March 2024 Facility bear interest of 4.0% per month. This loan will be repaid in installments in accordance with the terms of the March 2024 Facility, with the last installment due on July 31, 2024. In April 2024, $11,820, a portion of the March 2024 Facility’s outstanding principal was exchanged for due from affiliates.

In March 2024, the Company entered into a loan agreement with a Company’s former shareholder (the “March 2024 Loan”), providing the Company with a loan up to GBP 395,000. The proceeds from advances under the March 2024 Loan are restricted to fund working capital and operating expenses of a former subsidiary. Advances drawn under the March 2024 Loan bear interest at a rate of 10.0% per annum. This March 2024 Loan is unsecured and is due and payable on March 31, 2025. In April 2024, GBP 32,337 ($37,198 at the exchange date), a portion of the March 2024 Loan’s outstanding principal, was exchanged for note receivable – related party.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by McDermott Will & Schulte LLP, Miami, Florida.

EXPERTS

The consolidated financial statements of T3 Defense Inc. as of December 31, 2025, and for the year ended December 31, 2025, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-1 we have filed with the SEC. We have not included in this prospectus all of the information contained in the Registration Statement and you should refer to our Registration Statement and its exhibits for further information. You can obtain a copy of the Registration Statement, including the exhibits filed with it, from the SEC as indicated below.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at their Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or those documents.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

●	Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 20, 2026;

●	Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on April 9, 2026;

●	Current Reports on Form 8-K filed with the SEC on July 16, 2026, July 15, 2026, July 13, 2026, July 9, 2026, June 29, 2026, June 18, 2026, June 15, 2026, June 11, 2026, May 8, 2026, April 28, 2026, April 16, 2026, April 15, 2026 and April 10, 2026; and

●	The description of the Common Stock contained in our Form 10-KT for the transition period from September 30, 2024 to December 31, 2024, filed with the SEC on May 8, 2025 and any amendment or other report filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (646) 257-4214 or by writing to us at the following address:

T3 Defense Inc.

575 Fifth Ave., 14th Floor

New York, New York 10017

You also may access these filings on our website at www.t3dfns.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which, except for the SEC registration fee, are estimated.

SEC registration fee	$	*
Miscellaneous expenses		$0
Legal		$35,000
Accounting fees and expenses	$	*
Printing expenses		$0
Total	$	*

*	To be provided by amendment.

We will pay the expenses, other than any underwriting discounts and commissions, associated with the resale of securities pursuant to this prospectus. The Selling Stockholder will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law contains provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. Our bylaws require us to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney’s fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

We have no other indemnification provisions in our certificate of incorporation, bylaws or otherwise specifically providing for indemnification of directors, officers and controlling persons against liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On May 28, 2024, the Company entered into a Settlement Agreement and Stipulation (the “Settlement Agreement”) with Silverback Capital Corporation (“SCC”) to settle outstanding claims owed to SCC. Pursuant to the Settlement Agreement, SCC has agreed to purchase certain outstanding payables between the Company and designated vendors of the Company totaling $1,118,953.75 (the “Payables”) and will exchange such Payables for a settlement amount payable in shares of common stock of the Company (the “Settlement Shares”). The Settlement Shares shall be priced at 70% of the average of the three lowest trading prices during the five trading day period prior to a share request, which may not be less than $0.05 per share. In the event the Company’s market price decreases to or below $0.75 per share, then either the Company or SCC may declare a default. SCC has agreed that it will not become the beneficial owner of more than 4.99% of common stock of the Company at any point in time. Further, the Settlement Agreement provides that Settlement Shares may not be issued to SCC if such issuance would exceed 19.9% of the outstanding common stock as of May 23, 2024. The Settlement Agreement and the issuance of the Settlement Shares was approved by the Circuit Court of the Twelfth Judicial Circuit Court for Manatee County, Florida (the “Court”) on May 29, 2024 (Case No. 2024 CA 755). The Court entered an Order confirming the fairness of the terms and conditions of the Settlement Agreement and the issuance of the Settlement Shares.

Pursuant to the Settlement Agreement, during the period from May 1, 2024 through November 13, 2024, the Company issued an aggregate of 590,854 shares of its common stock.

Senior Unsecured Promissory Note – August 2024

On August 1, 2024 (the “August 2024 Effective Date”), the Company issued a Senior Unsecured Promissory Note (the “East Asia Note”) in the principal amount of $515,500 to East Asia Technology Investments Limited (the “East Asia”) in consideration of cash proceeds in the amount of $412,075. The August 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. As an additional inducement to provide the loan as outlined under the East Asia Note, the Company issued East Asia a Stock Purchase Warrant (“East Asia Warrant”) to acquire 175,000 shares of common stock at a per share price of $2.00 for a term of five years that may be exercised on a cash or cashless basis. East Asia shall have the right to convert the principal and interest payable under the East Asia Note into shares of common stock of the Company at a per share conversion price of $2.50.

On June 25, 2025, East Asia sold the East Asia Note and the East Asia Warrant to an unaffiliated third party. In connection with the sale, the Company, East Asia and Palm Global Technologies Limited (“Palm”), a party in which the Company has previously entered into letter of intent, entered into a Mutual Release Agreement dated June 19, 2025 which was executed June 25, 2025. Pursuant to the Mutual Release Agreement, Palm and East Asia released the Company and the Company released Palm and East Asia from all claims, demands, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, and any other liabilities whatsoever.

Common Shares

In July 2024, the Company issued 500,000 shares of its common stock to settle accrued and unpaid professional fees.

In July 2024, the Company issued 300,000 shares of its common stock for services rendered and to be rendered.

On November 8, 2024, the Company entered into a securities purchase agreement with NUKK TRACKER NOTES - CH1108678926 / 23714, series of notes (Series 24) issued by ProETP DAC pursuant to which the Company sold 110,707 shares of its common stock at a purchase price of $2.09456 per share, for aggregate gross proceeds of $231,882.

On November 8, 2024, the Company entered into a Conversion Agreement (the “Conversion Agreement”) with X Group Fund of Funds to convert outstanding principal and interest totaling $771,085 (the “X Group Debt”) into shares of common stock of the Company. Pursuant to the Conversion Agreement, the Company issued 385,542 shares of its common stock and a warrant to purchase 351,424 shares of common stock exercisable for a period of five years at an exercise price of $2.00 per share in exchange for the cancellation of the X Group Debt. Further, the Company and X Group entered into a letter agreement providing that X Group may not exercise the Stock Purchase Warrant dated June 11, 2024 to acquire 150,000 shares of common stock at a per share price of $2.00 in the event such exercise would result in X Group holding in excess of 19.9% of the Company’s outstanding shares of common stock as of November 8, 2024.

On November 8, 2024, the Company entered into Settlement Agreement and Release with each of Craig Vallis and Oliver Worsley providing that the Company will issue 125,000 and 75,000 shares of common stock, respectively, in consideration of each party releasing the Company for compensation owed for services.

On December 3, 2024, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (the “Investor”) pursuant to which the Company has the right to sell to the Investor up to $10 million of shares of its common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of common stock to the Investor under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of common stock to the Investor under the SEPA except in connection with notices that may be submitted by the Investor, in certain circumstances as described below.

In connection with the SEPA, and subject to the conditions set forth therein, the Investor has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $2.0 million (the “Pre-Paid Advance”), which was to be advanced to the Company in three tranches. The first tranche of the Pre-Paid Advance, in the amount of $0.50 million, was disbursed to the Company on December 3, 2024 (the “YA Note”). On December 19, 2024, the Company and YA II PN Ltd. (the “Investor”) entered into a Termination Agreement pursuant to which the SEPA and the Registration Rights Agreement were terminated provided that such termination had no effect or bearing on, and shall in no way alter in any way the YA Note or any portion of the SEPA or the Registration Rights Agreement related to the Note, or any rights of the Investor or obligations of the Company related to the Note.

Private Placement - December 2024

On December 18, 2024, the Company entered into a Securities Purchase Agreement with an accredited investor (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) pursuant to which the investor (the “Purchaser”) agreed to purchase from the Company 1,666,666 units for an aggregate purchase price of $10,000,000 or a per unit price of $6.00 with each unit consisting of (i) one share (the “Shares”) of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) a common stock purchase warrant to purchase up to one and one half shares of Common Stock (the “Common Warrant”). At the discretion of the Purchaser, it may elect to acquire one pre-funded common stock purchase warrant in lieu of one Share (the “Pre-Funded Warrant”). Each Share and accompanying Common Warrant was sold together at a combined offering price of $6.00 per Share and Common Warrant. The Pre-Funded Warrant is immediately exercisable, at a nominal exercise price of $0.0001 per share, and may be exercised at any time until the Pre-Funded Warrant is fully exercised. The Common Warrant will have an exercise price of $6.00 per share, are immediately exercisable on a cash or cashless basis and will expire five (5) years from the date of issuance. The Units were priced in excess of the average Nasdaq Official Closing Price of the Company’s common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Securities Purchase Agreement. The Private Placement closed on December 20, 2024.

The Securities Purchase Agreement contains customary representations, warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties thereto. Pursuant to the Securities Purchase Agreement, the Company is required to register the resale of the Shares and the shares issuable upon exercise of the Common Warrant and the Pre-Funded Warrant. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission within 15 days of the date of the Securities Purchase Agreement (the “Filing Deadline”) and to use commercially reasonable efforts to have the registration statement declared effective within 45 days of the closing of the Private Placement or 75 days in the event of a full review (the “Effectiveness Deadline”). In certain circumstances including, but not limited to, if the Company misses the Filing Deadline or the Effectiveness Deadline, then the Company will be required to pay to the Purchasers an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 5.0% multiplied by the aggregate purchase price.

Pursuant to a Placement Agency Agreement, dated December 18, 2024, between the Company and Dawson James Securities Inc. (the “Placement Agent”) entered into in connection with the Private Offering, the Placement Agent acted as the sole placement agent for the Private Placement and the Company has paid customary placement fees to the Placement Agent, including a cash fee equal to 7.0% of the gross proceeds raised in the Private Placement and 4.0% on all proceeds from the exercise of the Common Warrants. Pursuant to the Placement Agency Agreement, the Company has also agreed to reimburse certain expenses of the Placement Agent incurred in connection with the Private Placement.

In order to compensate various executive officers, directors and consultants of the Company who have provided services to the Company for an extended period of time with limited compensation, the Company issued an aggregate of 1,337,500 restricted stock grants consisting of restricted shares of common stock under its stock incentive plans on December 16, 2024 prior to the market opened on such date of which Menachem Shalom received 500,000 shares of common stock, Anastasiia Kotaieva, a former director, received 150,000 shares of common stock and each of the directors of the Company received 10,000 shares of common stock. To date, prior to the restricted stock grant, the directors of the Company have not received any compensation for their service and Mr. Shalom has not received an equity award for his service. The shares of common stock were issued without registration under the Securities Act pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. The sale of the shares of common stock did not involve any public offering and each participant either received or had access to adequate information the Company. No advertising or general solicitation was made in connection with the issuance of the shares of common stock.

Private Placement – September 2025

On September 4, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors for a private placement (the “September 2025 Private Placement”) pursuant to which the investors agreed to purchase from the Company 200 units for an aggregate purchase price of $10,000,000 or a per unit price of $50,000, with each unit consisting of (i) one restricted share of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share, and (ii) restricted common stock purchase warrants to initially purchase up to 15,957 shares of the Company’s common stock, subject to adjustment and exchange pursuant to the terms thereunder. The September 2025 Private Placement Offering closed on September 9, 2025.

The issuances of the shares described above were exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as transactions by an issuer not involving any public offering.

Equity Line of Credit – September 2025

On September 19, 2025, the Company and Esousa Group Holdings, LLC, a New York limited liability company (the “ELOC Investor”), entered into a common stock purchase agreement (the “ELOC Purchase Agreement”), which provides that subject to the terms and conditions set forth therein, the Company may sell to the ELOC Investor up to the lesser of (i) $250,000,000 of Common Stock (the “ELOC Common Shares”) and (ii) the number of shares of Common Stock (including the Commitment Shares (as defined below)) which equals 19.99% of the Common Stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (subject to certain exceptions provided in the ELOC Purchase Agreement), from time to time during the term of the ELOC Purchase Agreement. Upon entering into the ELOC Purchase Agreement, the Company agreed to issue to the ELOC Investor $1,250,000 worth of Common Stock (the “Commitment Shares”), determined by the lower of the (i) the VWAP on the effective date of the registration statement covering the Common Shares and the Commitment Shares and (ii) the closing sale price on the effective date of said registration statement; provided, however, that if the Company elects to terminate the ELOC Purchase Agreement, the Commitment Shares’ calculation shall be based on the date of termination rather than the effective date of the registration statement. The ELOC Common Shares purchased pursuant to the ELOC Purchase Agreement will be purchased from time to time at a price equal to a discounted price of 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the three trading days preceding the date on which the Company submits a draw down notice; and (ii) the closing sale price of the Common Stock on the applicable VWAP purchase date. The maximum amount of any VWAP purchase shall not exceed 20% of the trading volume in the Common Stock on the Nasdaq Stock Market on the applicable purchase date.

Based in part upon the representations of the ELOC Investor in the ELOC Purchase Agreement, the offer and sale of the Commitment Shares to the ELOC Investor is exempt from the registration requirements of the Securities Act pursuant to the exemptions afforded by Section 4(a)(2) of the Securities Act. The ELOC Investor represented that it is an accredited investor, as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act, and that it is acquiring the shares for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act.

Tiltan Acquisition

On December 30, 2025, the Company consummated its acquisition (the “Tiltan Acquisition”) of all of the issued and outstanding shares of Tiltan Software Engineering Ltd. (“Tiltan”) pursuant to a Stock Purchase Agreement, as amended (the “Tiltan Purchase Agreement”), among the Company, its wholly owned subsidiary Nukk Picolo Ltd. (“Nukk Picolo”), Tiltan and Arie Shafir (the “Seller”). In connection with the closing of the Tiltan Acquisition, the Company (i) deposited 2,000,000 shares of Common Stock into escrow with an escrow agent as consideration that may be released to the Seller in accordance with the Tiltan Purchase Agreement and (ii) issued a secured promissory note in the principal amount of NIS 29,750,000 (approximately $8,750,000) to the Seller as consideration. The issuances of these securities were exempt from registration under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

Star 26 Acquisition

On January 12, 2026, the Company consummated its acquisition (the “Star 26 Acquisition”) of 100% of the issued and outstanding capital stock of Star 26 Capital, Inc., a Nevada corporation (“Star 26”), pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025 (the “Star 26 Purchase Agreement”), by and among the Company, Star 26, the shareholders of Star 26 (the “Star Sellers”), and Menachem Shalom, as representative of the Star Sellers. In connection with the closing of the Star 26 Acquisition, the Company issued to Star 26 as consideration: (i) a 12-month note in the principal amount of $16,000,000; (ii) 4,770,340 shares of Common Stock; (iii) a warrant to purchase 12,017,648 shares of Common Stock at an exercise price of $1.50 per share, exercisable for a period of five years from the closing date; (iv) a promissory note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (v) a promissory note in the principal amount of $3,000,000, which matures on April 12, 2026. The issuances of the securities described above were exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as transactions by an issuer not involving any public offering.

Nimbus Acquisition

On January 15, 2026, the Company consummated its acquisition (the “Nimbus Acquisition”) of 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company (“Nimbus”), pursuant to the terms of that certain Stock Purchase Agreement, dated January 15, 2026 (the “Nimbus Purchase Agreement”), by and among the Company, Nimbus and Elad Defense LLC (“Elad”). In connection with the closing of the Nimbus Acquisition, the Company issued to Elad as consideration (i) 1,850,000 shares of Common Stock and (ii) a $3,250,000 convertible 24-month note bearing 6% interest, which is convertible at the option of the holder at a fixed price of $2.00 per share.

Private Placement – February 2026

On February 24, 2026, the Company entered into a Securities Purchase Agreement with a certain accredited investor for a private placement (the “February 2026 Private Placement”) pursuant to which the investors agreed to purchase from the Company 400 units for an aggregate purchase price of $20,000,000 or a per unit price of $50,000, with each unit consisting of (i) one restricted share of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, and (ii) restricted common stock purchase warrants to initially purchase up to 35,211 shares of the Company’s common stock, subject to adjustment and exchange pursuant to the terms thereunder. The February 2026 Private Placement closed on February 24, 2026.

Exchange of Debt for Shares

On April 27, 2026, the Company, and Menachem Shalom, the Company’s Chief Executive Officer and a member of the Company’s Board of Directors (the “Board”), executed and delivered the Note Exchange Agreement, pursuant to which the original principal amount of the notes issued to Mr. Shalom and accrued interest thereon in the amount of $2,138,962 was cancelled in its entirety in exchange for the issuance of 4,174,399 shares of common stock (the “Exchange Shares”). The exchange price of $0.5124 was the last consolidated bid price of a share of common stock as reported by The Nasdaq Stock Market LLC. The Exchange Shares are restricted shares and may not be sold without registration or an applicable exemption therefrom. The notes were assigned to Mr. Shalom from Star 26 Capital Inc. (“Star 26”) pursuant to the terms of the Amended and Restated Securities Purchase Agreement and Call Option dated September 15, 2025 (the “Star Purchase Agreement”) among the Company, Star 26 and the other parties signatory thereto and pursuant to the exercise by Mr. Shalom of his right to obtain shares, notes and warrants from Esousa Group Holdings LLC (“Esousa”) in accordance with the terms of the Call Option Agreement dated January 13, 2026.

Exchange of Shares with VisionWave

On May 17, 2026, T3 exchanged 6,000,000 newly issued restricted shares of common stock of the Company, representing 9.96% of the issued and outstanding shares, for 475,492 shares of common stock (the “Exchange Shares”) of VisionWave Holdings, Inc., a Delaware corporation listed on the Nasdaq Capital Market (“VisionWave”). The per share price of the shares of VisionWave was $5.59 and the per share price of the Company was $0.443. The market value of the Exchange Shares as of May 15, 2026 was $2,658,000.

Issuance for Project 35

On July 6, 2026, T3 acquired 60% of the outstanding equity capital of Project 35, an Israeli corporation (“Project 35”) on a fully diluted basis. In consideration for the 60 ordinary shares of Project 35, the Company issued 21,059,871 shares of common stock and a $1,250,000 note for the shares of Project 35. The note bears interest at the rate of 12% and matures July 5, 2027.

The issuances of the shares described above were exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as transactions by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed with this registration statement:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	Exhibits	Filing Date
2.1#	Amended and Restated Agreement and Plan of Merger dated as of June 23, 2023, by and among Nukkleus and Brilliant.	Form 8-K	2.1	June 26, 2023
2.2#	First Amendment to Amended and Restated Agreement and Plan of Merger dated as of November 1, 2023, by and among Nukkleus and Brilliant.	Form 8-K	2.2	November 2, 2023
3.1	Amended and Restated Certificate of Incorporation of Nukkleus Inc. (f/k/a Brilliant Acquisition Corp.)	Form 8-K	3.2	January 2, 2024
3.2	Bylaws of Nukkleus Inc.	Form 8-K	3.3	January 2, 2024
3.3	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 11, 2024	Form 8-K	3.1	October 18, 2024
3.4	Certificate of Correction to the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 16, 2024	Form 8-K	3.2	October 18, 2024
3.5	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 18, 2024	Form 8-K	3.3	October 18, 2024
3.6	Amended and Restated Bylaws	Form 8-K	3.1	November 12, 2024
3.7	Certificate of Designation, Rights, Preferences and Limitations of Series A Convertible Preferred Stock	Form 8-K	3.1	September 5, 2025
3.8	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated February 2, 2026	Form 8-K	3.8.2	February 9, 2026
3.9	Certificate of Correction to the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated February 3, 2026	Form 8-K	3.8.1	February 9, 2026
3.10	Certificate of Designation, Rights, Preferences and Limitations of Series B Convertible Preferred Stock	Form 8-K	3.1	February 25, 2026
3.11	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated July 15, 2026	Form 8-K	3.1	July 16, 2026
4.1	Senior Unsecured Promissory Note dated June 11, 2024 issued to X Group Fund of Funds	Form 8-K	4.1	June 17, 2024
4.2	Common Stock Purchase Warrant issued to X Group Fund of Funds	Form 8-K	4.2	June 17, 2024
4.3	Senior Unsecured Promissory Note dated August 1, 2024 issued to East Asia Technology Investments Limited	Form 8-K	4.1	August 5, 2024
4.4	Common Stock Purchase Warrant issued to East Asia Technology Investments Limited	Form 8-K	4.2	August 5, 2024
4.5	Form of Senior Unsecured Promissory Note dated September 10, 2024 issued to X Group Fund of Funds	Form 8-K	4.1	September 12, 2024
4.6	Form of Warrant – December 2024	Form 8-K	4.1	December 20, 2024
4.7	Form of Pre-Funded Common Stock Purchase Warrant – December 2024	Form 8-K	4.2	December 20, 2024
4.8	Description of Securities	Form 10-KT	4.8	May 8, 2025

4.9	Warrant issued as of August 28, 2025	Form 8-K	4.1	August 29, 2025
4.10	Warrant issued as of August 28, 2025	Form 8-K	4.2	August 29, 2025
4.11	Form of Warrant	Form 8-K	4.1	September 5, 2025
4.12	Form of Pre-Funded Common Stock Purchase Warrant	Form 8-K	4.2	September 5, 2025
4.13	Secured Promissory Note, dated December 30, 2025, issued by Nukkleus Inc. in favor of Arie Shafir	Form 8-K	4.1	December 30, 2025
4.14	Form of Warrant to Purchase Common Stock (Star 26)	Form 8-K	4.13	January 13, 2026
4.15	Investment Note, dated January 12, 2026, issued by Nukkleus Inc. to Star 26 Capital Inc.	Form 8-K	4.14	January 13, 2026
4.16	Form of Three-Month Promissory Note (Star 26)	Form 8-K	4.15	January 13, 2026
4.17	Form of Six-Month Promissory Note (Star 26)	Form 8-K	4.16	January 13, 2026
4.18	Convertible Note, dated January 15, 2026	Form 8-K	4.17	January 16, 2026
4.19	Promissory Note dated July 6, 2026 issued by T3 Defense Ltd. to X S.A. Security and Defense Ltd.	Form 8-K	4.19	July 9, 2026
5.1+	Opinion of McDermott Will & Schulte LLP
10.1*	Nukkleus 2023 Equity Plan.	Form 8-K	10.1	January 2, 2024
10.2	Form of Registration Rights Agreement by and among Nukkleus, Brilliant and certain stockholders.	Form 8-K	10.3	June 26, 2023
10.3	Form of Lock-Up Agreement by and among Nukkleus, Brilliant and certain stockholders.	Form 8-K	10.2	June 26, 2023
10.4	General Service Agreement between Nukkleus Limited and FML Malta Limited dated May 24, 2016	Form 10-K	10.4	July 12, 2024
10.5	General Service Agreement between Nukkleus Limited and FXDirectDealer LLC dated May 24, 2016	Form 10-K	10.5	July 12, 2024
10.6	Amendment No. 1 dated June 3, 2016 to the General Service Agreement between Nukkleus Limited and FXDD Trading Limited	Form 10-K	10.6	July 12, 2024
10.7	Amendment dated October 17, 2017 of that certain General Service Agreement between Nukkleus Limited and FML Malta Limited	Form 10-K	10.7	July 12, 2024
10.8	Letter Agreement entered between FML Malta Ltd., FXDD Malta Limited and Nukkleus Limited	Form 10-K	10.8	July 12, 2024
10.9	Settlement Agreement and Stipulation dated May 28, 2024 by and between Nukkleus Inc. and Silverback Capital Corporation	Form 8-K	10.1	June 4, 2024
10.10	Restructuring Agreement dated June 11, 2024 between Nukkleus Inc. and X Group Fund of Funds	Form 8-K	10.1	June 17, 2024
10.11	Voting Agreement dated June 11, 2024 between Nukkleus Inc. and X Group Fund of Funds	Form 8-K	10.2	June 17, 2024
10.12	Release Agreement between Nukkleus Inc., Triton Capital Markets Ltd. and FXDirectDealer LLC dated September 30, 2024	Form 8-K	10.1	October 4, 2024

10.13	Form of Exit and Settlement Agreement dated November 8, 2024	Form 8-K	10.1	November 12, 2024
10.14	Securities Purchase Agreement dated November 8, 2024	Form 8-K	10.2	November 12, 2024
10.15	Conversion Agreement entered with X Group Fund of Funds dated November 8, 2024	Form 8-K	10.3	November 12, 2024
10.16	Settlement Agreement and Release among Nukkleus Inc., Jamal Khurshid and Match Financial Limited dated November 8, 2024	Form 8-K	10.4	November 12, 2024
10.17	Letter Agreement between Nukkleus Inc. and X Group Fund of Funds dated November 14, 2024	Form 8-K	10.1	November 15, 2024
10.18	Securities Purchase Agreement dated November 19, 2024	Form 8-K	10.1	November 22, 2024
10.19	Standby Equity Distribution Agreement dated December 3, 2024 between Nukkleus Inc. and YA II PN, Ltd.	Form 8-K	10.1	December 6, 2024
10.20	Form of Convertible Promissory Notes issued to YA II PN, Ltd.	Form 8-K	10.2	December 6, 2024
10.21	Registration Rights Agreement dated December 3, 2024 between Nukkleus Inc. and YA II PN, Ltd.	Form 8-K	10.3	December 6, 2024
10.22#	Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated December 15, 2024	Form 8-K	10.1	December 17, 2024
10.23#	Form of Securities Purchase Agreement dated December 18, 2024 between Nukkleus Inc. and the purchasers identified therein	Form 8-K	10.1	December 20, 2024
10.24	Form of Registration Rights Agreement – December 2024	Form 8-K	10.2	December 20, 2024
10.25	Placement Agent Agency Agreement dated December 18, 2024 between Nukkleus Inc. and Dawson James Securities Inc.	Form 8-K	10.3	December 20, 2024
10.26	Termination Agreement entered between Nukkleus Inc. and YA II PN Ltd dated December 19, 2024	Form 8-K	10.4	December 20, 2024
10.27	Amendment No. 1 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated February 11, 2025	Form 8-K	10.2	February 14, 2025
10.28*	Nukkleus Inc. 2024 Equity Incentive Plan	Form 10-KT	10.27	May 8, 2025
10.29	Amendment No. 2 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated May 13, 2025	Form 8-K	10.1	May 14, 2025
10.30	Promissory Note issued by Star 26 Capital Inc. dated May 13, 2025	Form 8-K	10.2	May 14, 2025
10.31	Amendment No. 3 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated June 15, 2025	Form S-1	10.31	June 18,2025
10.32	Amendment No. 4 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated July 25, 2025	Form 8-K	10.1	July 25, 2025
10.33	Mutual Release Agreement dated June 19, 2025 between Nukkleus Inc., East Asia Technology Investments Ltd. and PALM Global Technologies Limited	Form S-1/A	10.33	July 29, 2025

10.34	Warrant Agreement dated July 30, 2025 issued by Synthetic Darwin LLC to Nukkleus Inc.	Form 8-K	10.1	July 31, 2025
10.35	Exclusive Distribution Agreement dated August 20, 2025, between Nukkleus Inc. and Blade Ranger Ltd.	Form 8-K	10.1	August 25, 2025
10.36	Joint Venture Agreement dated August 28, 2025, between Nukkleus Inc. and Mandragola Aviation Ltd.	Form 8-K	10.1	August 29, 2025
10.37	Stock Purchase Agreement dated September 1, 2025, by and among Nukkleus Inc., Nukk Picolo Ltd., Tiltan Software Engineering Ltd., and Arie Shafir.	Form 8-K	10.1	September 2, 2025
10.38#	Form of Securities Purchase Agreement dated September 4, 2025, between Nukkleus Inc. and the purchasers identified therein	Form 8-K	10.1	September 5, 2025
10.39	Form of Registration Rights Agreement, dated September 4, 2025, between Nukkleus Inc. and the signatories identified therein	Form 8-K	10.2	September 5, 2025
10.40	Placement Agent Agency Agreement dated September 4, 2025 between Nukkleus Inc. and Dawson James Securities Inc.	Form 8-K	10.3	September 5, 2025
10.41	Amended and Restated Securities Purchase Agreement and Call Option dated as of September 15, 2025 by and among Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and Menachem Shalom, the representative of such shareholders	Form 8-K	10.1	September 16, 2025
10.42	Common Stock Purchase Agreement dated as of September 19, 2025 between Nukkleus Inc. and Esousa Group Holdings, LLC	Form 8-K	10.1	September 19, 2025
10.43	Registration Rights Agreement dated as of September 19, 2025 between Nukkleus Inc. and Esousa Group Holdings, LLC	Form 8-K	10.2	September 19, 2025
10.44	Amendment to Stock Purchase Agreement, dated December 30, 2025, by and among Nukkleus Inc., Nukk Picolo Ltd., Tiltan Software Engineering Ltd., and Arie Shafir	Form 8-K	10.1	December 30, 2025
10.45	Pledge Agreement, dated December 30, 2025, by and between Nukk Picolo Ltd. and Arie Shafir	Form 8-K	10.2	December 30, 2025
10.46	Escrow Agreement, dated December 30, 2025, by and among Nukkleus Inc., Arie Shafir and Adv. Lior Hinkus, as escrow agent	Form 8-K	10.3	December 30, 2025
10.47	Assignment from Star 26 Capital, Inc. to each of the shareholders, dated January 12, 2026	Form 8-K	10.44	January 13, 2026
10.48	Stock Purchase Agreement dated January 15, 2026 between Nukkleus Inc. and Elad Defense LLC	Form 8-K	10.45	January 16, 2026
10.49	Translation of the Agreement dated June 8, 2025, by and among Star Twenty Six Ltd., I.T.S. Industrial Techno-logic solutions Ltd., and Gera Eron	Form 8-K	10.50	February 17, 2026

10.50	Cancellation Agreement dated March 31, 2026 by and between T3 Defense Inc. and Star 26 Capital, Inc.	Form 8-K	10.50	April 3, 2026
10.51*	Nukkleus Inc. 2025 Equity Incentive Plan	Form S-8	10.1	November 25, 2025
10.52	Stock Purchase Agreement dated as of July 6, 2026, among T3 Defense Ltd., Project 35 Ltd. and X S.A. Security and Defense Ltd.	Form 8-K	10.51	July 9, 2026
14.1	Code of Ethics	Form 10-KT	14.1	May 8, 2025
19.1	Insider Trading Policy	Form 10-K/A	19.1	April 14, 2025
21.1	List of Subsidiaries
23.1+	Consent of Green Growth CPA
23.2+	Consent of McDermott Will & Schulte LLP (included in Exhibit 5.1)
23.3+	Consent of KPMG Somekh Chaikin
97.1	Policy for the Recovery of Erroneously Awarded Compensation adopted April 8, 2025	Form 10-K/A	97.1	April 14, 2025
99.1	Policy on Granting Equity Awards	Form 10-KT	99.1	May 8, 2025
107+	Filing Fee Table

+	To be filed by amendment.

*	Indicates management contract or compensatory plan or arrangement.

#	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(B) Paragraphs (a)(1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on _______, 2026.

T3 DEFENSE INC.

By:
Menachem Shalom
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Menachem Shalom as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer and Director	_______, 2026
Menachem Shalom	(Principal Executive Officer)

	Chief Financial Officer	_______, 2026
Roy Cohen	(Principal Financial Officer)

	Director	_______, 2026
Shiran Fridman

	Director	_______, 2026
Tomer Nagar

	Director	_______, 2026
Asaf Nachum